SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K



03056416

REPORT OF FOREIGN ISSUER

Pursuant to Rule 15d-16 of
the Securities Exchange Act of 1934



RECD S.E.C.
APR 1 8 2003
1086

For the month of April, 2003

Commission File Number: 000-16977

P.E.
4-1-03

STOLT-NIELSEN S.A.
(Translation of registrant's name into English)

c/o Stolt-Nielsen Limited
Aldwych House
71-91 Aldwych
London WC2B HN
ENGLAND
(Address of principal executive offices)

PROCESSED
APR 21 2003
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F X FORM 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

In accordance with General Instructions B, item (iii), and C(2), included in this filing of Form 6-K is Annual Report to Shareholders covering the registrant's fiscal year ended November 30, 2002 in respect of the registrant and its subsidiaries on a consolidated basis.

The above Report, together with materials regarding Annual General Meeting of the registrant to be held on May 8, 2003 (which materials were filed via EDGAR on April 17, 2003), were mailed on April 14, 2003 by Citibank N.A. to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the registrant) of record as of March 20, 2003.

This report shall be deemed to be incorporated by reference into the registrant's Registration Statements on Form S-8 (File Nos. 333-11178 and 333-06958) and to be a part of such registration statements from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

Certain statements contained in the press release filed pursuant to this Form 6-K are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the registrant's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," and "seek" and similar expressions.

The forward-looking statements that the registrant makes reflect its current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including risk factors listed from time to time in the registrant's filings with the Securities and Exchange Commission. Many of these factors are beyond the registrant's ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. The registrant undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Stolt-Nielsen S.A.

Annual Report 2002

Mission Statements

Stolt-Nielsen S.A. Businesses

Stolt-Nielsen Transportation Group

To build a global network to take care of our customers' every bulk liquid logistic need from door to door throughout the world, to be the low cost producer of such services and to make a fair return on our shareholders' investment.

Stolt Offshore

To design, procure, build, install and service a complete range of surface and subsea infrastructure for the offshore oil and gas industry worldwide, safely, reliably and profitably.

Stolt Sea Farm

To be the preferred supplier of quality seafood to our customers in all the markets we serve and to create sustainable wealth for our stakeholders.

Optimum Logistics

To reduce logistics costs by accelerating the order-to-delivery process, optimizing freight sourcing and contract management, and streamlining logistics data flows.

SeaSupplier

To create cost savings for ship operators and suppliers by streamlining marine purchasing processes utilizing Internet based software applications and standardized databases.

2002 REVENUE BY BUSINESS
(U.S. $ millions)


OTHER 1.6
STOLT SEA FARM
435.7
STOLT OFFSHORE
1,437.5
STOLT-NIELSEN TRANSPORTATION GROUP
977.9

IDENTIFIABLE ASSETS
(U.S. $ millions as of Nov. 30, 2002)


OTHER 6.0
494.8
STOLT SEA FARM
1,458.6
STOLT OFFSHORE
1,827.7
STOLT-NIELSEN TRANSPORTATION GROUP


$1,814.2
$1,796.6
$2,284.2
$2,678.4
$2,852.7

98 99 00 01 02

NET OPERATING REVENUE
(U.S. $ millions)


$230.3
$207.4
$143.5
$123.1
$136.6

98 99 00 01 02

CASH FLOWS FROM OPERATIONS
(U.S. $ millions)

FINANCIAL HIGHLIGHTS

(in U.S. $ millions, except per share data) For the years ended November 30,	2002	2001	2000
Net operating revenue	$2,852.7	$ 2,678.4	$2,284.2
Income (loss) from operations	$ (49.1)	$ 162.9	$ 94.2
Net income (loss)	$ (102.8)	$ 23.7	$ (12.4)
Cash flows from operations	$ 136.6	$ 123.1	$ 143.5
Earnings (loss) per share			
Basic	$ (1.87)	$ 0.43	$ (0.23)
Diluted	$ (1.87)	$ 0.43	$ (0.23)
Weighted average number of Common shares and equivalents outstanding			
Basic	54.9	54.9	54.7
Diluted	54.9	55.3	54.7
Cash dividends paid per share	$ 0.25	$ 0.25	$ 0.25

(in U.S. $ millions, except per share data) As of November 30,	2002	2001	2000
Long-term debt and capital lease obligations	$ 1,320.1	$1,408.8	$1,415.0
Shareholders' equity	$ 989.8	$1,100.6	$1,095.8
Book value per share	$ 18.01	$ 20.04	$ 20.00
Total number of Common shares outstanding	54.9	54.9	54.8



Jacob Stolt-Nielsen
Chairman
Stolt-Nielsen S.A.



Niels G. Stolt-Nielsen
Chief Executive Officer
Stolt-Nielsen S.A.

Message from the Chairman and CEO

After entering the year with high hopes, 2002 turned out to be, to borrow a phrase from HRH Queen Elizabeth II, Stolt-Nielsen S.A.'s "annus horribilis." The year was supposed to be a turnaround year for Stolt Offshore (SOSA), but problems on EPIC contracts and write-offs resulted in a major loss. We anticipated another year of depressed salmon prices for Stolt Sea Farm (SSF), but the result was far worse than we had forecasted. While our e-ventures made substantial progress in building their customer base and cutting their costs, they still posted small losses. Unfortunately, all of this masked a solid performance from the Stolt-Nielsen Transportation Group (SNTG).

Regrettably we find ourselves among the objects of an investigation by the United States Department of Justice and the Competition Directorate of the European Union of the parcel tanker and Intra-European inland barge industries. In February 2003 we announced that SNTG is fully cooperating with their investigations. This cooperation effort has not in any way affected our day-to-day business, which has not been interrupted by the investigation. We want to assure you that the Board and management are fully committed to resolving the issues properly, expeditiously and with the interest of our shareholders, our lenders, and our customers in mind. From the first time we were informed of allegations of possible improper behavior, management has been proactive in updating and implementing policies and procedures, and taking such other steps as were necessary to ensure full compliance with all applicable laws. To ensure that SNSA's review process is thorough and complete, the Board initiated an independent investigation of these matters. Outside counsel conducting this investigation reports to the Chairman of the Audit Committee of SNSA. We will continue to work constructively with United States and European competition authorities until this matter is resolved.

As to ongoing business SNTG is and will continue to provide our customers uninterrupted and quality service. We have been and will continue to maintain our regularly scheduled services on the world's major deep-sea trade lanes, European, Asian and Caribbean regional routes and on the European inland waterways.

Regarding on-going regulatory compliance SNTG has and will continue to strictly enforce its regulatory compliance policies to ensure that all its operations are in full compliance with the laws of the countries in which we do business. This includes the competition laws of the United States and the European Union. We believe these policies and procedures are and will continue to be effective in assuring compliance.

As reported in our press release in late February 2003 SNTG has been granted conditional amnesty from prosecution and fines for violation of U.S. antitrust laws by the Antitrust Division of the U.S. Department of Justice under its Corporate Leniency Program with respect to parcel tanker operations. SNTG also has been granted conditional immunity from imposition of fines by the European Commission with respect to deep-sea parcel tanker and Intra-European inland barge operations.

SNTG

Despite the weak global economy, our core business, transportation and storage of specialty liquids, particularly for chemicals, remained healthy during 2002. Our traditional focus with parcel tankers and tank containers has always been on specialty chemicals, different from many of our competitors who handle more commodity chemicals and clean petroleum products. Towards the end of 2001, expecting a global economic downturn, we returned nine simpler time-chartered ships to their owners. This turned out to be a wise move as these ships operated primarily in the com-

We Envision That 2003 For SNTG Will Be Very Similar to 2002.

modity chemical and clean petroleum markets, which were considerably weaker in 2002 compared to 2001.

We have now started to see the benefit of our long time strategy to integrate tankers with terminals, or what we call "Owner's Berth." The result of this is improved utilization. We are now handling more cargo with fewer ships. In 2002 in the port of Houston, which is one of the most congested, we had some 105 days less waiting time for our ships compared to last year. This equates to just less than one third of one ship! We hope to extend this success to other ports where we have our own terminal.

We are now handling more cargo with fewer ships.

During the past year we continued the build-out of our new terminal in Braithwaite, LA. The existing tanks are fully utilized and every indication is that the second expansion will be sold out before finished. Stolthaven Braithwaite promises to become another successful Owner's Berth terminal saving time and cost for our parcel tankers.

The parcel tanker industry's orderbook is growing, but still not threatening, and accounts for about 12 percent of the existing core fleet. We do not envision SNTG embarking on a major newbuilding program for some time. We plan to retire some additional ships in the next three years. To maintain our market position without adding to overall industry capacity, SNTG reached agreements to charter seven newbuild stainless steel parcel tankers with anticipated delivery of the first ship in 2003 and the remainder in 2004 and 2005.

Our new tank container operations software has helped improve utilization from 68.0 percent in 2001 to 75.8 percent in 2002! Our program to off-hire old expensive tank containers and replace them with new and cheaper ones has helped to lower cost.

We carried out some reorganization of office staff in 2002, reducing SNTG's 900 office personnel by about ten percent and moving a number of functions to different locations. We estimate these moves will save us about $10 million per year after a one-time charge of about the same amount.

We envision that 2003 for SNTG will be very similar to 2002. This can change, however, depending on the economy and the outcome of the situation in Iraq.

SOSA

2002 was an extremely disappointing year for SOSA as we incurred major losses on a number of EPIC contracts in West Africa. Losses resulting from poor execution of these contracts out-number and mask the strength of our traditional business of construction, inspection and maintenance, which continued to make solid profits in most other regions.

What went wrong?

In 1997 we concluded that Engineering, Procurement, Installation and Commissioning (EPIC) contracting was the way the major projects would be developed in West Africa, the fastest growing sector of our market, and decided to position Stolt Offshore to qualify as an EPIC contractor. We undertook a number of acquisitions as part of our plan. Although we believe the strategy was right, regrettably we have failed to fully integrate the different companies and cultures into one single efficient organization, capable of managing these major EPIC contracts that now contribute over 40 percent of our revenues.

SOSA is now more than twice as big as it was before the acquisitions. We have not always had the right people in some crucial positions. Good management systems for tendering procedures, procurement strategies, project management and review methodology were developed, but have not been properly implemented. We have made too many mistakes in estimating costs and evaluating risks in the Pipelay and EPIC product lines and also in controlling the execution of those large projects resulting in large cost overruns.

When it became clear that we were once again faced with a loss-making year, the SOSA Board accepted the resignation of its CEO, Bernard Vossier, who originally asked to retire in June. Niels G. Stolt-Nielsen was appointed interim CEO, so that we could make some significant changes immediately. Some senior managers were let go and we made several other changes throughout the organization to put the right people in key positions.

Following these changes, the newly appointed management conducted an additional detailed review of our ongoing projects and backlog in November of 2002. As a result of this we took provisions for ongoing losses on certain EPIC projects and other items. Since our revised forecast indicated that we would be in breach of certain financial covenants on our two major lines of credit, we advised our banks and successfully renegotiated the covenants. SNSA also agreed to provide a committed $50 million credit facility as an additional liquidity buffer should it be required. Since we have only limited capital expenditure needs, we expect to be able to use free cash earned in 2003 and 2004 to pay down our debt.

WE HAVE NO DOUBT THAT WE SHALL SUCCEED TO TURN SOSA AROUND EVEN THOUGH IT WILL TAKE TIME TO WORK THROUGH THE LOW MARGIN CONTRACTS IN OUR BACKLOG.

Our problem in SOSA has two parts. The first part, which was described above, is within our control and is being addressed. The other part is that no independent contractor is making an economic return on the offshore EPIC contracting business. The oil companies need to realize that if they want to continue to have contractors to develop their offshore oil fields in challenging areas like Nigeria and Angola they will need to share some of the risk associated with these projects instead of putting it all onto their contractors. They will also have to work closer with us so that we can together create a win-win situation. Fortunately there are signs that some of our customers are starting to realize that they are as dependent upon us as we are upon them.

Looking on the bright side, we have very talented people who are capable of doing incredibly complicated work in deeper water than anyone else can; we have excellent hardware and are fully equipped for the deepwater EPIC contracting business and are fortunate to be in an industry where our markets expect to grow from some $9 billion in 2002 to $17 billion in 2005. We recently announced the appointment of a new CEO, Tom Ehret, who will take up his position in March 2003 and a new CFO, Stuart Jackson, who begins in April 2003. We have no doubt that we shall succeed to turn the company around even though it will take time to work through the low margin contracts in our backlog.

SSF

In 1999 and 2000, SSF was our star performer, averaging a ten percent return on capital employed, still below target, but not bad. 2001 was bad for SSF and the entire industry. 2002 was quite frankly a disaster. After salmon prices hitting 35 NOK per kilo in 2000, they fell by some 50 percent in late 2001 and early 2002. Salmon consumption continues to grow at a healthy rate in all markets. The problem is that salmon farmers have expanded production too fast when prices were high and when the fish are ready for harvest it puts pressure on pricing.

The industry needs a shakeout. Salmon farmers are losing money and many of our competitors are effectively bankrupt.

We see salmon as an international commodity similar to coffee that, most of the time, will be in overproduction and low-priced. In such industries only the lowest-cost producer can make money. Almost since the beginning it has been the strategy of SSF to be a multi-species producer. In addition to salmon and trout, we produce turbot, halibut, bluefin tuna and sturgeon. Soon we will also have commercial production of sole and cod. We announced the start of the construction of a new farm for our profitable turbot operations, which, when completed in 2004, will be the largest land-based farm in existence in the world for any species of fish. Our trading organization in Asia is profitable and steadily expanding. In North America we are moving further down the value chain by expanding our sales and marketing organization.

WHILE WE DO NOT ANTICIPATE SALMON PRICES REACHING THEIR "FROTHY" 1999/2000 LEVELS IN THE NEAR TERM, WE DO ANTICIPATE FURTHER IMPROVEMENTS IN 2003. ALTOGETHER 2003 SHOULD BE A MUCH BETTER YEAR FOR SSF.

For better or worse, in the near term it is still salmon pricing that drives the profitability of SSF. The good news is that salmon prices have begun to recover from their lows. While we do not anticipate salmon prices reaching their "frothy" 1999/2000 levels in the near term, we do anticipate further improvements in 2003. Altogether 2003 should be a much better year.

OPTIMUM LOGISTICS AND SEASUPPLIER

Both Optimum Logistics (OLL) and SeaSupplier (SSL) made substantial progress in building their customer base and cutting their costs. Contract wins for OLL included Procter & Gamble, Lyondell, Optimal (a Dow and Petronas joint venture), EDB, Lubrizol, and Bayer. SSL contract wins included Teekay, Royal Caribbean Cruise Lines, Seabulk, Nippon Yusen Kaisha Ltd and SOSA. After a long courtship and extensive due diligence, OLL was selected by Elemica as its exclusive bulk marine and preferred container marine supply chain partner. Elemica is a consortium of over 50 of the world's largest chemical companies. This endorsement by Elemica should accelerate our goal of making OLL the industry standard for connecting marine carriers and other service providers to the chemical industry. Both OLL and SSL have excellent products and have made substantial progress in the execution of their business plans. Their success however is somewhat tied to a rebound in Information Technology spending.

During the year, Andrew LeSueur was promoted to CEO of OLL with Sam Cooperman continuing as Chairman. Sam is also Chairman of SNTG and SSL.

FINANCE AND DIVIDEND

After taking delivery of 24 newbuilt parcel tankers between 1996 and 2001, acquiring Ceanic in 1998 and ETPM in 1999 for Stolt Offshore, and buying out our partners in Eicosal in Chile for Stolt Sea Farm in 2001, we do not have any major capital expenditure programs ahead of us in the near future. As our leverage is a bit higher than we would ideally like, our primary use of free cash flow will be to pay down debt.

At the November 2002 meeting the Board of Directors declared an interim dividend of $0.125 per share that was paid in December 2002. The Board of Directors has recommended that a final dividend payment of $0.125 per share be paid in May 2003.

For 2002 the employee performance incentive plan of SNTG will make a payment of $4.9 million. The SSF plan will pay out $0.5 million and the SOSA plan will pay out $2.8 million.

With the exception of the lone bright spot of SNTG, 2002 was a very difficult year. We firmly believe 2003 and beyond will be much better. In closing, we would like to thank all of our 13,000 employees for their efforts and initiatives throughout the year.





JACOB STOLT-NIELSEN
Chairman
Stolt-Nielsen S.A.

NIELS G. STOLT-NIELSEN
Chief Executive Officer
Stolt-Nielsen S.A.

Low Cost Provider

SNTG aims to be the low cost provider of the services it offers. SNTG has recently streamlined its marketing and operations to improve efficiency and reduce cost.

Improve Asset Utilization

SNTG is focused on improving utilization through efforts such as co-service, pooling and joint venture agreements, expanding the tank container business into new markets like food grade, and utilizing systems technology. SNTG is now moving more cargo with fewer ships and tank containers thereby lowering its fixed costs. A key part of this effort is the expansion of its storage terminal network in major ports and emerging markets.

Staying The Course

Stolt-Nielsen Transportation Group

Superior Service

SNTG's global organization is able to respond quickly and effectively to customer needs. SNTG provides innovative logistics solutions which help both optimize the customer's supply chain and SNTG's utilization of its assets.

Strong Customer Relationships

SNTG has over a 40 year history of working closely with many of its customers. SNTG aims to create a win-win situation with its customers.



Reginald J.R. Lee
Chief Executive Officer
Stolt-Nielsen Transportation Group



Samuel Cooperman
Chairman
Stolt-Nielsen Transportation Group

Stolt-Nielsen Transportation Group provides the world's leading network of transportation services for bulk liquid chemicals, acids, edible oils and other specialty liquids through technically advanced parcel tankers, coastal tankers, inland tankers, an integrated storage terminal network, tank container and rail car fleets, an internet-based tracking and booking system, logistics outsourcing and supply chain management services for bulk liquids.

OUR TRADITIONAL FOCUS WITH PARCEL TANKERS AND TANK CONTAINERS HAS ALWAYS BEEN ON SPECIALTY CHEMICALS, DIFFERENT FROM MANY OF OUR COMPETITORS WHO HANDLE MORE COMMODITY CHEMICALS AND CLEAN PETROLEUM PRODUCTS.

SNTG customers are manufacturers and traders of chemicals and edible oils, petroleum refiners and traders, wine and spirit producers, and oleo chemical manufacturers.

IT IS CURRENTLY ENVISIONED THAT 2003 RESULTS WILL BE SIMILAR TO 2002.



- **4,200 employees, 24 offices**
- **132 parcel tankers with 2.2 million of dwt capacity**
- **8 terminals with 8.1 million barrels of storage**
- **337 rail cars**
- **14,955 tank containers**



PARCEL TANKERS

- **68 parcel tankers with 1.95 million of dwt capacity**
- **27 coastal tankers with 0.2 million of dwt capacity**
- **37 inland tankers with 0.08 million of dwt capacity**



STOLT PARCEL TANKERS

Stolt Parcel Tankers is one of the largest operators of technically advanced parcel tankers. These ships are built especially to carry bulk liquid chemicals, acids, edible oils and other specialty liquid cargoes which require extra handling equipment such as heating and cooling systems and stainless steel tanks and have extra handling requirements like cleaning and nitrogen blankets. It services the deep sea, coastal and inland waterway markets.

DESPITE THE WEAK ECONOMY IN 2002, THE PARCEL TANKER CONTRACT VOLUMES REMAINED STRONG, PARTICULARLY FOR SPECIALTY CHEMICALS.

Despite the weak economy in 2002, the parcel tanker contract volumes remained strong, particularly for specialty chemicals. Historically, the growth in demand for intercontinental parcel tanker services has averaged between six to seven percent, although the growth rate for any given year will vary depending on the global economic environment. The order book of parcel tankers currently stands at 12 percent of the existing competitive fleet to be delivered over the next four years. It is currently envisioned that 2003 results will be similar to 2002, although this can change depending on the outcome of the Iraq conflict.

STOLTHAVEN TERMINALS

Stolthaven Terminals provides regional hubs to improve the operational efficiency of SNTG's parcel tankers and offers storage and distribution services to SNTG's customers. It currently owns and operates three terminals and has interests in three joint ventures. Stolthaven Terminals operates at close to its capacity and had a 97 percent utilization in 2002.



TERMINALS & RAIL CARS

- **3 wholly owned terminals in Houston, TX, Braithwaite, LA and Santos, Brazil with combined storage capacity of 3.4 million barrels**
- **Interest in 3 JV terminals with combined storage capacity of 4.7 million barrels**
- **337 rail cars**

TANK CONTAINERS

- **14,955 tank containers**



Presently Stolthaven is expanding through organic growth which will lead to further scale efficiencies and improved returns. Phase I of Stolthaven's newest terminal in Braithwaite, LA on the Mississippi River was completed in 2002 and Phase II construction has begun. This new facility serves as a hub port for the consolidation of imports and exports.

Our terminal business is both a profitable stand-alone business and a key part to our total logistical package. By consolidating our parcel tanker cargoes at Stolthaven terminals, we reduce the time and thus the operating cost of ships in port. Eliminating additional berth calls and increasing the efficiency of terminal operations will enable us to achieve our mission of being the low cost provider of bulk liquid logistic services.

ADDITIONAL IMPROVEMENTS IN TANK CONTAINER UTILIZATION AND AN ADDITIONAL INCREASE IN SHIPMENTS OF 5-7 PERCENT ARE ENVISIONED FOR 2003.

TANK CONTAINERS

Stolt Tank Containers is one of the world's largest door-to-door tank container operators providing specialty liquid and food grade services to all major markets. It also offers Quality Lease Management (Q.L.M.) services; custom comprehensive packages that incorporate integrated order management, technical support, shipping, repairs and maintenance for customers' owned and leased-in tank containers.

Stolt Tank Containers delivered strong results in 2002. A combination of an 11 percent growth in shipments, a fleet rationalization program, expansion into the food grade market, and new operational software resulted in utilization improving from 68.0 percent in 2001 to 75.8 percent in 2002. Additional improvements in tank container utilization and an increase in shipments of 5-7 percent are envisioned for 2003.

Improve Project Tendering and Implementation

SOSA is implementing enhanced standardized project tendering, management and control procedures to better manage risk and improve project profitability. A new large project standard organization is being put in place and new systems for purchasing project management and control are being implemented.

Focusing On Project Execution

Stolt Offshore

Restructure Management

The process has begun of putting in place a new skilled and experienced management team including a new CEO, Tom Ehret, who has an excellent record of successful management in the offshore construction industry and a new CFO, Stuart Jackson, recruited from the power generation industry.

Better Manage Risk

SOSA will contract the high-risk parts of EPIC projects on a cost-plus basis or work as part of a consortium to spread the risk and protect profitability.



NIELS G. STOLT-NIELSEN
Interim Chief Executive Officer
Stolt Offshore S.A.



JACOB STOLT-NIELSEN
Chairman
Stolt Offshore S.A.

SOSA is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

SOSA customers are major oil and gas companies.

THE MARKET OUTLOOK FOR SOSA IS PROMISING WITH ITS ACCESSIBLE MARKET ANTICIPATED TO GROW FROM $9 BILLION IN 2002 TO $17 BILLION IN 2005 WITH MUCH OF THIS GROWTH COMING FROM WEST AFRICA WHERE SOSA IS WELL POSITIONED.

When it became clear in September 2002 that SOSA was facing a third year of disappointing results, the CEO stood down and Niels G. Stolt-Nielsen stepped in as Interim CEO. The COO, Director of Product Lines and other senior managers were let go. Bruno Chabas, the CFO, took over the COO role. Jan Engelhardtsen, CFO of SNSA, stood in as Interim CFO.

Two new VP positions, for procurement and project control were created and filled with experienced managers. New project managers and financial controllers were also recruited.

The market outlook for SOSA is promising with its accessible market anticipated to grow from $9 billion in 2002 to $17 billion in 2005 with much of this growth coming from West Africa where SOSA is well positioned. 2003 will likely be a transition year. While margins on some new contracts are improving, it will take some time for low margin contracts to work their way through SOSA's backlog.

- **6,700 employees, 32 offices**
- **11 flowline lay & heavy construction ships**
- **10 light construction & survey ships**
- **7 trunkline/lay barges**
- **12 shallow water ships**
- **87 remotely operated vehicles**



Reduce Cost and Improve Quality

SSF is focused on further reducing its operating costs. Its farming business is divided into three major regions: Americas, Europe and Australia. In all regions, SSF has corporate staff dedicated to ensure that best practices and knowledge are shared. SSF's goal is to improve productivity in all parts of the company, in processing, logistics and marketing. SSF is striving for an optimal cost and quality relationship.

Farm Other Species

SSF has expertise in successfully developing other species like turbot and tuna. It believes it is ahead of its competition in developing profitable farming of species other than salmon. SSF intends to further develop this competitive advantage. SSF currently grows eight different species and produces caviar.

Improving Productivity

Stolt Sea Farm

Globally Expand Marketing and Sales

SSF has reorganized and strengthened its worldwide sales and marketing organization headed by experienced executives with seafood and branding expertise. In Asia, it trades many species live, fresh and frozen from five offices located in the region. In the Americas, it has seafood centers making value added products for sale to the American consumer. It expects further growth in this segment. In Europe, SSF is expanding its Belgian plant. This expansion of processing and marketing capabilities should increase sales of convenient products and reduce price and volume volatility.



JAMES S. LORENTZEN
Chief Executive Officer
Stolt Sea Farm



NIELS G. STOLT-NIELSEN
Chairman
Stolt Sea Farm

SSF is a fully integrated, worldwide, species-diverse supplier of high quality seafood. SSF is strong in every link in the value chain – producing, processing, procuring, selling and distributing. Its high quality seafood products include Atlantic salmon, trout, coho, turbot, halibut, sturgeon, bluefin tuna, sole and caviar. In production sites located in Europe, the Americas and Australia, SSF employs modern techniques in breeding, farming and processing to produce high quality, competitively priced seafood. Through its seafood centers in the U.S.A. and Europe, and marketing offices in Europe, North America and Asia Pacific, SSF produces high quality product for customers.

SSF's customers are processors, smokers, distributors, retailers, and food service companies. Its main markets are Japan and U.S.A.

IN 2003 SSF EXPECTS MARGINS TO RECOVER THROUGH A COMBINATION OF HIGHER PRICES AND LOWER COSTS.

2002 was a difficult year for SSF due to low salmon prices. In 2003 SSF expects margins to recover through a combination of higher prices and lower costs.



- **2,000 employees, 23 offices**

(Harvest volumes in metric tons)
- **59,600 of Atlantic salmon, salmon trout and coho**
- **160 of halibut**
- **2,500 of turbot**
- **1,150 of tuna**
- **220 of sturgeon**

(Sales volume in kgs)
- **3,300 of caviar**

INCREASE CUSTOMER BASE

Both OLL and SSL more than doubled revenue over the past year and have solid pipelines of potential new customers. The recent endorsement of OLL by Elemica should accelerate the goal of making OLL the industry standard for connecting the chemical industry with their logistics service providers. SSL successfully implemented multiple large contracts in 2002 and is focused on winning additional contracts in the coming year.

GROWING PROFITS

OPTIMUM LOGISTICS & SEASUPPLIER

PROVIDE INTEGRATED SOLUTIONS

Customers demand innovative software solutions that streamline inefficient business processes. OLL was the first software provider to complete an integration using ocean chemical eStandards defined by the Chemical Industry Data Exchange (CIDXTM). SSL's flexible solution enables ship operators and suppliers to connect in a variety of ways including Marine Trading Markup Language (MTML).

REDUCE COST

Most of OLL's and SSL's software platforms and application developments were completed in 2001 and 2002. As such, total costs are now substantially reduced and any future investment will be customer driven.

The growth of both OLL and SSL has been hampered by the global downturn in technology spending. Despite this downturn, interest in the products of both companies by potential customers remains high.



Samuel Cooperman
Chairman
Optimum Logistics & SeaSupplier



Andrew LeSueur
Chief Executive Officer
Optimum Logistics

OLL provides an Internet-based platform for international logistics management. Its innovative solutions help shippers reduce costs, enhance customer service, and better coordinate communication within their organization and their logistics service providers.


Optimum
Logistics

- **32 employees, 6 offices**
- **Software and professional services for supply chain management in process industries**



Jacob B. Stolt-Nielsen
Chief Executive Officer
SeaSupplier

SSL provides software and professional services for the procurement process in the marine industry. Its proven technology and worldwide organization deliver cost savings to its customers in the marine industry.

- **33 employees, 6 offices**
- **Software and professional services for the procurement process in the marine industry**


seasupplier™

Optimum Logistics — TransLink ○ TransBid ○ TransBridge
SeaSupplier — SeaExpress ○ SeaManager ○ SeaConnect ○

BOARD OF DIRECTORS



JACOB STOLT-NIELSEN — Mr. Jacob Stolt-Nielsen has served as Chairman of the Company since he founded it in 1959. He also serves as Chairman of the Board of Directors of Stolt Offshore S.A. He held the position of Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He was trained as a shipbroker and worked in that capacity in London and New York prior to founding the Company. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.



NIELS G. STOLT-NIELSEN — Mr. Niels G. Stolt-Nielsen has served as a Director of the Company since 1996 and as Chief Executive Officer since 2000. He serves as a Director of Stolt Offshore S.A and served as Interim Chief Executive Officer, Stolt Offshore S.A. from September 2002 until March 2003. He has served as Chairman, Stolt Sea Farm since January 2003 and held the position of Chief Executive Officer, Stolt Sea Farm from 1996 until September 2001. In 1994 he opened and organized the Company's representative office in Shanghai. He joined the Company in 1990 in Greenwich, CT, working first as a shipbroker and then as a round voyage manager. Mr. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr. Niels G. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.



KINICHI HIRAYAMA — Mr. Hirayama has served as a Director of the Company since 2000. Mr. Hirayama is presently Chairman and Chief Executive Officer of Nippon Yusen Kaisha ("NYK") Line (North America) Inc. and Senior Managing Director of NYK Line. He joined NYK Line in 1965 and has worked in both Japan and the U.S.A. in various positions within NYK. He is a graduate of Keio University where he majored in Economics. He is a Japanese citizen.



ERLING C. HJORT — Mr. Hjort has served as a Director of the Company since 1995. He is a graduate of the Faculty of Law at the University of Oslo. In 1964 he joined the Norwegian law firm, Wikborg, Rein & Co. in Oslo, where he was admitted to the bar in the same year. In 1970 he was admitted to the bar of the Norwegian Supreme Court and in 1993 he became the Senior Partner in Wikborg, Rein & Co. He is a Norwegian citizen.



CHRISTER OLSSON — Mr. Olsson has served as a Director of the Company since 1993. He is President and CEO of Wallenius Lines AB and Chairman of WalleniusWilhelmsen Lines A/S. He also serves as Chairman of UECC and the Swedish Club, Vice Chairman of Gorthon Lines AB and a Director of B&N AB, Atlantic Container Line AB and the Swedish Shipowners Association. He received his BLL degree from Stockholm University. He is a Swedish citizen.



JACOB B. STOLT-NIELSEN — Mr. Jacob B. Stolt-Nielsen has served as a Director of the Company since 1995. In 2000, he founded and currently serves as Chief Executive Officer of SeaSupplier Ltd. From 1992 until 2000 he held the position of President, Stolthaven Terminals, with responsibility for the Company's global tank storage business. He joined the Company in 1987 and served in various positions in Oslo, Singapore, Greenwich, CT, Houston, TX, and London. Mr. Stolt-Nielsen graduated from Babson College in 1987 with a BS degree in Finance and Entrepreneurial studies. Mr. Jacob B. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.



CHRISTEN SVEAAS — Mr. Sveaas has served as a Director of the Company since May 2002. He is a private investor and chairs his own investment company, Kistefos AS, which has investments in shipping, offshore services, real estate and venture capital. He is a director of Orkla ASA and HemoCue AB, and a senior advisor to the international investment firm EQT Scandinavia and EQT Northern Europe Limited. He is also a member of the Board of Representatives of Storebrand ASA, and Member of the Dean's Council, John F. Kennedy School of Government, Harvard University. He has a Lic.Oec. HSG-degree from the University of St. Gall, Switzerland. He is a Norwegian citizen.



CHRISTOPHER J. WRIGHT — Mr. Wright has served as a Director of the Company since May 2002. He served as President and Chief Operating Officer of the Company from 1986 to December 2001. He was employed by British Petroleum plc ("BP") from 1958 until the time he joined the Company. He held a variety of positions at BP working in Scandinavia, Asia, the U.S.A. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

MANAGEMENT TEAM

NIELS G. STOLT-NIELSEN
Chief Executive Officer
Stolt-Nielsen S.A. and
Interim Chief Executive Officer
Stolt Offshore S.A.

JOHN WAKELY
Executive Vice President
Stolt-Nielsen S.A.

JAN CHR. ENGELHARDTSEN
Chief Financial Officer
Stolt-Nielsen S.A.

REGINALD J.R. LEE
Chief Executive Officer
Stolt-Nielsen Transportation Group Ltd.

JAMES S. LORENTZEN
Chief Executive Officer
Stolt Sea Farm Holdings plc

ANDREW LESUEUR
Chief Executive Officer
Optimum Logistics Ltd.

JACOB B. STOLT-NIELSEN
Chief Executive Officer
SeaSupplier Ltd.

SAMUEL COOPERMAN
Chairman
Stolt-Nielsen Transportation Group Ltd.,
Optimum Logistics Ltd. and
SeaSupplier Ltd.

Management Discussion And Analysis

Company Description

Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (together, the "Company") is engaged in three businesses: Transportation, Offshore Construction and Seafood. The Transportation business is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"); the Offshore Construction business is carried out through Stolt Offshore S.A. ("SOSA"), a subsidiary in which the Company held a 63% economic interest and a 69% voting interest as of November 30, 2002; and the Seafood business is carried out through Stolt Sea Farm Holdings plc ("SSF"). In addition, the Company has two e-commerce businesses which were formed in 2000. Optimum Logistics Ltd. ("OLL") provides logistics software for the chemical and other bulk materials industries and SeaSupplier Ltd. ("SSL") provides a total marine procurement system.

General Business Environment

Stolt-Nielsen Transportation Group Ltd.

SNTG is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids and other specialty liquids, providing its customers with integrated logistics solutions.

SNTG is one of the largest operators of parcel tankers in the world, and is also the largest operator in the tank container market. Parcel tankers and tank containers carry similar products with parcel tankers typically used to transport cargo lots greater than 150 metric tons, while tank containers are typically more economical for transportation of smaller cargo lots.

SNTG's parcel tanker operations compete with operators based primarily in Europe and the Asia Pacific region. The parcel tanker market can be divided into two segments, deep-sea and regional. Typically ships in the deep-sea segment are greater than 10,000 dead-weight tons ("dwt") while those in the regional segment are often less than 10,000 dwt. For certain products carried (usually larger lots of commodity chemicals rather than specialty chemicals), parcel tankers may face competition from some of the more sophisticated of the product tankers, typically referred to as "chemical product tankers". These ships may "swing" into and out of the chemical tanker market depending on the relative earnings of the parcel and product trades. On occasion, SNTG's parcel tankers also compete against ships dedicated to the carriage of a single cargo as well as ships which are controlled by major shippers, primarily for their own use.

SNTG utilizes its terminals as regional hubs to improve the operational efficiency of SNTG's parcel tankers and offer storage and distribution services to the same customers and for the same products as the tanker and tank container operations. SNTG's terminals compete with both international terminal networks and local terminal operators with geographic location being a key competitive element. SNTG currently owns and operates two tank storage terminals in the U.S. and one in Santos, Brazil, with a combined capacity of approximately 3.4 million barrels of liquid storage. SNTG's terminal operations also have interests in three ventures, with a combined storage capacity of 4.7 million barrels: (i) a 40% interest in Stolthaven Westport Sdn. Bhd., a joint venture with the Bolton Group in Malaysia; (ii) a 37% interest in Dovechem Stolthaven Ltd. (formerly Dovechem Terminals Holdings Ltd.), a publicly-traded company listed on the Singapore stock exchange, with terminals and drum manufacturing interests in China, Singapore and Malaysia; and (iii) a 50% interest in Jeong — IL Stolthaven Ulsan Co. Ltd. which has a terminal facility in Ulsan, South Korea. The results of the joint ventures are accounted for under the equity method of accounting.

the first phase of the project. Phase I was completed in the first quarter of 2002. The facility contains 38 tanks with a total of 0.85 million barrels of storage capacity and associated ship, rail and trucking facilities constructed at a total cost of approximately $55 million, for the first phase, excluding cost of upgrading tanks for storage of certain products. Construction of the second phase began in November 2002. This will add an additional 7 tanks with storage capacity of 0.29 million barrels with an anticipated completion date for all tanks during the third quarter 2003.

Demand for SNTG's services is dependent on the condition and growth of the worldwide economy and trade patterns for the products shipped and stored. Factors impacting this include overall demand for the products SNTG carries and stores, location and level of the production of the products carried and stored in relation to location of demand, currency fluctuations, import/export tariffs and other trade restrictions, and current spot and future prices of the products. SNTG, as a supplier to the chemical industry, can expect increased pressure from customers if their profitability continues to be adversely impacted by the economy. Any general economic slowdown could also have an adverse effect on the demand for those services and therefore, upon SNTG.

The total deep sea fleet of parcel and chemical product tankers is composed of 732 ships totaling 19.6 million dwt of which the fleet of SNTG's core competitors, which includes a total of 16 operators including SNTG, is composed of 327 ships totaling 8.6 million dwt.

The number of new ships delivered into the market, scrapping, and industry regulation influence the supply of parcel tankers. The supply of the chemical product tankers is expected to be impacted by the sinking in November 2002 of the single hull tanker, Prestige. It is anticipated that there may be restrictions on the operation of single hull ships operating within the European Union as a consequence.

The world order book for new-buildings for the core fleet, to be delivered over the next three years, stands at approximately 13% of the current fleet, with approximately two-thirds to three-quarters of these deliveries expected by the end of 2003.

SNTG's tank container division competes with other tank container operators, operators of shipper-owned tank containers, barrel drums, liquid bags, and, on land, with operators of truck and rail tank cars. The number of tank containers constructed and industry regulations influence the supply of tank containers.

In the second quarter of 2002, SNTG sold 2,185 tank containers as part of a sale and leaseback transaction for $29.8 million, which approximated their carrying value. SNTG also sold 12 chemical parcel tankers, with a net book value of $56.4 million, for $97.7 million in cash less $2.1 million of transactions costs. Such tankers were also leased back, and the resulting deferred gain of $39.2 million on the sale/leaseback transaction is being amortized over the maximum lease term of 4.5 years as a component of "Operating Expenses." These two lease arrangements are being treated as operating leases for accounting purposes.

In the third quarter of 2002, SNTG entered into agreements with various Japanese shipowners for the time charter of seven parcel tankers with anticipated deliveries in 2003 through 2005. These newbuildings are expected to replace tankers in the SNTG fleet that the Company plans to scrap over the next several years. In connection with these agreements, that are for an initial minimum period of approximately 5 years and include extension and purchase options, SNTG has time charter commitments for these operating leases of approximately

In early 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets, and reduce costs. One aspect of this initiative was an overhead reduction effort, announced in January, 2002. SNTG management anticipates that the restructuring program will save SNTG approximately $10 million per year by 2003 and will result in an aggregate charge of approximately $11.3 million during 2002 and 2003, with a total of $9.6 million incurred for severance, relocation and other costs through November 30, 2002. A further aspect of the initiative was the sale of non-strategic assets, including the November, 2001 sale of the Perth Amboy, New Jersey ("NJ") and Chicago, Illinois ("IL") terminals; and the construction of a new storage terminal in Braithwaite, LA (which opened for business in mid-2001) and expansion of terminals in other key ports to increase the synergy between SNTG's ships and storage terminals.

Stolt Offshore S.A.

SOSA is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated offshore and subsea engineering, flowline, trunkline and pipeline lay, construction, inspection and maintenance services. SOSA operates in more than 60 countries worldwide and maintains regional offices in the U.K., Norway, Asia Pacific, Southern Europe, Africa and the Middle East ("SEAME"), South America and North America.

On December 7, 1999, SOSA completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. NKT is owned 51% by NKT Holdings A/S, and 49% by SOSA. This transaction was effected by the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in the joint venture entity. SOSA issued 1.8 million SOSA Class A shares with an average guaranteed value of $14.475 per share and paid $10.5 million in cash for its 49% interest in NKT, for a total consideration of $36 million. This acquisition secured the supply of flexible products for SOSA.

On December 16, 1999, SOSA acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"). GTM has subsequently been acquired by Groupe Vinci S.A. ("Vinci"). The remaining 45% was acquired on February 4, 2000. The purchase price was comprised of $111.6 million in cash; the issuance of 6.1 million SOSA Class A shares at a maximum guaranteed price of $18.50 per share, giving a value of $113.6 million that was ultimately settled in cash in the second quarter of 2002; and acquisition costs of $3.4 million. SOSA also entered into a hire purchase arrangement for two ships owned by GTM, the *Seaway Polaris* and the *DLB 801*, with an early purchase option after two years. The net present value of this arrangement at the date of acquisition was $32.0 million. In addition, SOSA assumed debt of $18.4 million that was due from ETPM to GTM and assumed debt of $71.0 million that was due to third parties. The total purchase price was $350.0 million.

ETPM had a significant market position in West Africa, which for the last few years has been one of the fastest growing markets for SOSA's services. ETPM also had significant engineering skills particularly in conceptual engineering and offshore design of both subsea structures and of fixed and floating production platforms, in addition to a fleet of pipelay barges, which broaden SOSA's range of pipelay capabilities.

In order to facilitate the funding of the cash portion of the SOSA investments in 2000, SOSA issued 10.3 million Class A shares, which were purchased by the Company in February 2000 for $100 million. As a result of the increased debt burden assumed pursuant to the acquisition, SOSA decided to reduce its financial leverage by offering a further 9.4 million Class A shares for subscription, which were taken

On July 18, 2001, SOSA acquired the Paris-based engineering company Ingerop Litwin from Vinci. On September 4, 2001, SOSA acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. SOSA paid a total of $16.7 million in cash for these two companies, $4.3 million of which has been deferred until 2005. These acquisitions, by adding conceptual design and detailed engineering skills, have enabled SOSA to better undertake all of the engineering required for many of the large engineering, procurement, installation and commission ("EPIC") type contracts that are expected to come into the market in the next few years.

On June 25, 2002 SOSA announced that its Board of Directors had agreed to accept an offer from the Company to exchange $24 million principal amount of outstanding debt owing by SOSA to SNSA for 3 million Common shares at an exchange price of $8.00 per share. On September 26, 2002 SOSA's Board of Directors agreed to accept an offer from the Company to exchange $40 million principal amount of outstanding debt owed by SOSA to SNSA for 9.4 million Common shares at an exchange price of $4.25 per share. On completion of this transaction, the total number of SOSA Common share equivalents outstanding was 93.3 million.

The market for SOSA's services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature.

Following a period of increasing oil prices in recent years, there has been a progressive increase in investment in offshore exploration and production by the major oil companies. The impact of this investment takes time to work through to the offshore construction sector. SOSA expects to see a continued expansion of demand in 2003 for its services, with this trend continuing over the next few years. However, SOSA's management believes that, for offshore EPIC contractors to survive, the oil companies which make up its customer base will need to share more of the risks and rewards associated with EPIC projects in challenging geographic areas. It is the strategy of SOSA to be an EPIC contractor, but it will not accept contractually onerous terms, which it has in the past.

SOSA's latest forecasts for 2003 indicate that there will be a narrow margin of compliance with its debt covenants at each quarter end. SOSA's ability to remain within these covenants is dependent on (1) its operating performance, (2) funding from SNSA, and (3) SOSA's plans to divest certain assets.

Despite a substantial increase in sales revenue in 2002 compared to 2001, SOSA reported a net loss of $151.9 million. Even when impairment write-downs of goodwill are excluded, this still represents a loss of $45.5 million, before minority interest.

SOSA's backlog at January 31, 2003 stood at $1.6 billion, of which $930 million is for 2003. This compares to a backlog at January 31, 2002 of $1.6 billion, of which $937 million was for 2002.

Stolt Sea Farm Holdings plc

SSF produces, processes, and markets a variety of high quality seafood with salmon production sites in Norway, North America, Chile, and Scotland; salmon trout production sites in Norway and Chile; tilapia production sites in Canada; turbot production sites in Spain, Portugal, Norway, and France; halibut production sites in Norway; a tuna production site in Australia; and sturgeon and caviar production sites in the U.S. SSF has worldwide marketing operations with sales organizations covering North America, Europe, and Asia Pacific.

As the world population grows and individuals increasingly seek healthier products like fish, and with the supply of wild catch seeming to have reached peak sustainable levels, the demand for farmed fish is expected to increase. From being primarily a salmon farming and sales company, SSF has diversified over the years into farming and selling other species, and has built a substantial seafood trading business in the Asia Pacific region. The following table illustrates the balance of these activities in terms of net operating revenue:

(U.S. dollars in millions)	2002	2001	2000
Atlantic Salmon/Salmon Trout/Coho— Farming and Sales:			
Americas	$139.7	$130.0	$146.7
Norway	66.8	76.9	77.5
United Kingdom	17.0	15.0	15.1
Other Species— Farming and Sales:			
Turbot	22.4	20.8	19.2
Tuna	48.1	44.2	–
Halibut	1.5	1.9	2.5
Sturgeon	2.4	2.6	1.8
Tilapia	0.2	0.2	0.3
Other	0.4	–	–
Sales and Marketing in Asia-Pacific	188.8	113.8	91.9
Inter-regional Elimination	(51.6)	(31.0)	(29.0)
Total Net Operating Revenue	$435.7	$374.4	$326.0

Of the main competitors in the industry, SSF is one of three currently with a presence in all the big four farming regions (Norway, Chile, Canada/U.S. and the U.K). Two other major competitors farm in three of the big four regions. SSF is the only one with an in-market sales organization in all main markets. SSF's position in the industry is strengthened by the fact that SSF has further diversified into farming various other species. SSF has also been developing a concept of sales of higher value added products deeper in the market, through processing and sales units situated in the U.S. market and known as seafood centers. The first of these was opened in 1997 in Los Angeles, CA and a second was opened in Stratford, CT in 2001.

SSF and its competitors in the aquaculture industry in the last two years have shown some poor financial results, and this has resulted in several competitors coming under severe liquidity pressure. The main cause of the poor results has been the salmonid farming sector, with the performance in farming of other species that SSF is involved in on an industrial scale, such as turbot and Southern bluefin tuna, holding up well. SSF's seafood trading activities in general have also held up well. The major factor causing problems for salmonid aquaculture has been low prices to the farmers, caused by excessive increases in supply into the market coupled with a slowdown in the rate of increase in demand for the production. The slowdown in the U.S. was mainly due to post September 11, 2001 weakness and in Europe was mainly due to weak economies. In addition to weak pricing, the industry in North America has suffered severely in 2002 from extraordinary mortalities, caused by viral and parasitic infections. There are signs that the liquidity problems in the industry, together with lost volumes following diseases, are causing slowdowns or even halts in the growth in supply of salmonids, which should lead to an improvement in the demand/supply balance and prices. The salmonids produced by the industry have become a commodity over recent years, and so it is anticipated the industry will always be susceptible to swings in production and prices. For this reason SSF has increased its focus on being a cost leading producer, and has reorganized its farming activities in Europe to achieve improved efficiencies. SSF has also reorganized its sales and marketing activities in both Europe and North America in an attempt to capture more of the margin in the supply chain for salmonids through to the end consumers, and to increase the value added to the raw material farmed by SSF. The benefits of these initiatives will be felt increasingly over time. SSF is also increasing its exposure in the profitable turbot activities by building a new state of the art facility in Spain to increase its turbot farming capacity by 40%, and continues its development of other non-salmonid species which have good profit potential. The development of new species to profitable commercial levels takes time, but SSF is well placed to lead this process in the industry.

In September 2000, SSF purchased Rokerij La Couronne NV, a smoker and processor of salmon and other seafood products.

In September 2000, SSF purchased the remaining 49% of Pacific Aqua Salmon Farmers Ltd. ("PASFL") that it did not own. PASFL is a producer of Atlantic salmon in British Columbia, and SSF acquired its initial 51% interest in the company when it acquired International Aqua Foods Ltd. ("IAF") in 1999. The seller of the 49% interest in PASFL was EWOS Canada Ltd., a subsidiary of Cermaq ASA. The agreement involved SSF acquiring the remaining 49% of the company, while Cermaq ASA acquired the assets and inventory owned by SSF at the Tofino, British Columbia sites.

The total consideration for the three aforementioned SSF acquisitions in 2000 was approximately $9 million.

In December 2000, SSF purchased Australian Bluefin Pty Ltd., a company involved in the ranching of Southern Bluefin tuna.

In December 2000, SSF purchased the remaining 49% of Ocean Horizons SA ("OHSA") that it did not own. OHSA is a producer of Atlantic salmon in Chile, and SSF acquired its initial 51% interest in the company when it acquired IAF in 1999.

In February 2001, SSF purchased Harlosh Salmon Limited, a company that is involved in the farming of salmon in Scotland.

In July 2001, SSF purchased the 87.5% of Sociedad Pesquera Eicosal SA ("Eicosal") that it did not own. Eicosal is a producer of Atlantic salmon, salmon trout and coho in Chile.

In July 2001, SSF purchased the 50% of Ferme Marine de l'Adour ("FMA") that it did not already own. FMA is a producer of turbot in France.

The total consideration for the five aforementioned SSF acquisitions in 2001 was approximately $80 million.

In December 2001, SSF purchased F&B Sales Ltd., a company based in Hong Kong and involved in the trading of seafood, for a total consideration, including debt assumed, of approximately $2 million.

MULTICURRENCY ACTIVITIES

The functional and the reporting currency of the Company, as well as that of a majority of SNTG's activities, is the U.S. dollar.

In SOSA, the majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The functional currencies of the companies that comprise the Norway region and the U.K. region are the Norwegian kroner and the British pound, respectively. The U.S. dollar is the functional currency of the most significant subsidiaries within the Asia Pacific, North America, SEAME, and South America regions. In SSF, the functional currencies of significant subsidiaries include the U.S. dollar, the Norwegian kroner,

Because revenues and expenses are not always denominated in the same currency, the Company enters into forward exchange and option contracts to hedge capital expenditure and operational non-functional currency exposures on a continuing basis for periods consistent with the committed exposures. The Company does not engage in foreign currency speculation.

RESULTS OF OPERATIONS

In 2002, the Company had consolidated net operating revenue of $2.9 billion, compared to $2.7 billion in 2001 and $2.3 billion in 2000. Results of operations are discussed below by business down to gross profit level for SNTG and SSF, and to net income for SOSA, and then on a consolidated basis for the remaining captions in the statements of operations.

Stolt-Nielsen Transportation Group Ltd.

Tankers

The total number of ships owned and/or operated by SNTG as of November 30, 2002, was 132, representing 2.2 million dwt. Of this total, 68 ships participated in the Stolt Tankers Joint Service (the "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service participants in the deep-sea inter-continental market. The remainder of the ships provide regional services. The composition of the fleet at November 30, 2002 was as follows:

	Number of ships	Millions of dwt	% of the Joint Service net revenue for the year ended November 30, 2002
Joint Service:			
Stolt-Nielsen Transportation Group Limited	45	1.44	80.1
NYK Stolt Tanker S.A.	7	0.17	11.7
Barton Partner Limited	1	0.01	1.3
Bibby Pool Partner Limited	5	0.08	4.9
Unicorn Lines (Pty) Limited	2	0.03	2.0
	60	1.73	100.0
Time-chartered ships	8	0.22	
Total Joint Service	68	1.95	
Ships in regional services	64	0.28	
Total	132	2.23	

Net revenue available for distribution to the participants is defined in the Joint Service agreement as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. The net revenue is distributed proportionately to each participant according to a formula which takes into account each ship's cargo capacity, number of operating days during the period, and an earnings factor.

In its results of operations, SNTG tanker operations includes 100% of the net operating revenue of the Joint Service, and includes, as tanker operating costs, all voyage costs associated with the participating ships, as well as the earnings distributed to the other participants in the Joint Service.

SNTG tanker operations' net operating revenue in 2002 decreased 8.4% to $691.8 million, from $754.9 million in 2001 which was a 9.1% increase from $691.8 million in 2000. The changes in revenue can be explained as follows:

(i) SNTG redelivered time-chartered product tankers in the second half of 2002 as the product trade market softened. SNTG's fleet in 2002 averaged 2.32 million dwt, a decrease of 9% from 2.55 million dwt in 2001, which was an increase of 2% from 2.51 million dwt in 2000.

(ii) The market improvement in 2001 arose in the latter part of that year from a very strong product tanker market which resulted in a tightening of supply and upward pressure on rates in the chemical tanker market. In 2002 the chemical tanker market remained relatively consistent with 2001 with specific improvement in SNTG's regional European, Carribean and Asian trade routes which was counter balanced by a decline in revenues in the product tanker market.

(iii) Cargo carried in 2002 was 23.8 million tons, a decrease of 12% from 27.0 million tons in 2001, which was an increase of 7% from 25.3 million tons in 2000. The decline in 2002 was primarily due to the redelivery of the time-chartered product tanker ships, as described above.

In 2002, 67% of tanker revenue was under Contracts of Affreightment ("COA"), typically one year in duration. The remaining 33% were based on spot rates. The percentage of revenue from COAs versus spot rates in 2001 and 2000 was lower than 2002 and broadly similar at 54% and 58%, respectively. The level of spot trade in 2002 was impacted by the decline in the clean petroleum product trade and the general product trade, which had been particularly strong during 2001. The effect of this was counter balanced by the increase in revenue from COA's. SNTG's tanker operations had gross profit of $151.2 million, $162.7 million, and $109.9 million, in 2002, 2001, and 2000, respectively, and gross margins of 22%, 22%, and 16%, respectively. After successive years of increasing gross profit and gross margin, 2002 saw the gross profit decline by $11.5 million, or 7%, in line with the decline in net operating revenue. The gross margin was marginally lower in 2002 versus 2001.

In 2002, ship bunker fuel for SNTG's tanker operation constituted approximately 20% of the total operating expenses for tankers. The average price of bunker fuel purchased by SNTG during 2002 was approximately $144 per ton. This compares to the average bunker fuel price for 2001 of approximately $139 per ton. SNTG attempts to pass fuel price fluctuations through to its customers under COA's. During 2002, approximately 58% of tanker revenue earned under COA's included contract provisions intended to pass through fluctuations in fuel prices. The profitability of the remaining 42% of tanker revenue earned under COA's is directly impacted by changes in fuel prices. A factor in the determination of spot rates should be the impact of prevailing fuel prices.

The sailed-in time-charter index for the Joint Service, which is a measure of the relative average daily fleet revenue, less voyage costs (commissions, port expenses, and bunkers), per ship operating day decreased approximately 2% in 2002, after increasing 16% in 2001 and 3% in 2000. During the same three year period, the owning operating cost per day of SNTG's fleet in the Joint Service decreased by 2% in 2002, increased by 3% in 2001, and decreased by 7% in 2000. The overall decrease in tanker owning operating costs over this period was due to a newer, more efficient fleet and improved purchasing practices partially offset by a weakening U.S. dollar and higher insurance expenses.

In addition to the 12 ships included in the sale and leaseback transaction, SNTG sold one ship and scrapped two ships over the last three years.

With the new building programs of our competitors in the core fleet winding down and a limited number of new chemical product tankers swinging into the parcel market, management expects net supply growth to be relatively in line with that of the overall demand for parcel tanker services for the next several years, barring any further deterioration in world trade as a result of uncertainty in the global economies or negative impact of the war in Iraq. At this time management expects results to be broadly similar in 2003 in comparison with 2002.

Tank Containers

Net operating revenue in 2002 was $227.6 million, a 6% increase from $214.4 million in 2001, which was a 4% decrease from $223.7 million in 2000. The improvement in 2002 was attributable to increased demand in major markets, increased sales and marketing initiatives leading to growth in new markets and also entry into the food grade sector. The decrease in 2001 was attributable to the transfer of the rail group (that had revenues of $9.8 million in 2000) to the Terminal division. There was an improvement in volume of container shipments in 2002. Shipments totaled 66,330, an 11% increase from shipments of 59,762 in 2001. Shipments in 2001 reflected an increase of 2% from shipments of 58,624 in 2000. Shipments from North America, Europe and Intra-Asia were particularly strong in 2002 in comparison to 2001. Intra-Asian shipments were strong in both 2002 and 2001. Growth in shipments of 5% to 7% is forecasted for 2003 as a result of continued strong markets and sales and marketing initiatives in North America, Europe and the Asia Pacific region. Total shipments increased in 2001 over 2000 but declines were experienced in Europe and Japan.

As of November 30, 2002, SNTG controlled a fleet of 14,955 tank containers, a 5% increase from the 14,184 tank containers controlled at the end of 2001. In comparison, 2001 reflected an 11% decrease from the 15,923 tank containers controlled at the end of 2000. The increase in 2002 is the result of leasing additional tanks to meet an increase in demand and to enter the new food grade market. The leasing cost for 2002 is at a lower cost per tank than 2001. The decrease in the 2001 fleet was a result of the off-hire program of leased tanks targeted to improve utilization.

SNTG's tank container operation had gross profit of $43.8 million, $40.8 million, and $44.1 million in 2002, 2001, and 2000, respectively, and gross margins of 19% in 2002, 19% in 2001 and 20% in 2000. Margins improved in 2002 as a result of higher utilization in all geographical sectors. Gross margins in 2002 remained consistent with 2001 while gross profit has increased in line with increasing revenues. Margins had declined in 2001 due to increased competition in regional markets, increased repositioning expenses, termination costs associated with the off-hire program, and the transfer of the rail group to Terminals.

Terminals

Net operating revenue in 2002 was $58.5 million, a decrease of $19.9 million or 25%, due to the sale of the Chicago and Perth Amboy terminals in late 2001, from $78.4 million in 2001, and a decrease of $0.8 million from $59.3 million in 2000. Excluding revenues related to the startup of Braithwaite, LA and the sale of the Chicago, IL and Perth Amboy, NJ terminals, net operating revenue for the remaining terminals and the rail group was $51.6 million in 2002, which reflects a decrease of $1.4 million or 3% from $53.0 million in 2001. There was a 13% increase in 2001 from 2000 net operating revenue after including $9.8 million in net operating revenue for the rail group, which transferred from Stolt Tank Container division in mid-2001.

Total storage capacity of our wholly owned facilities at the end of 2002 was 3.4 million barrels (537,700 cubic meters) as compared to 2.5 million barrels (403,500 cubic meters) and 5.0 million barrels (801,200 cubic meters) at the end of 2001 and 2000, respectively. The storage capacity available with our joint venture terminals in Asia Pacific, by the end of 2002, was 4.7 million barrels (740,900 cubic meters) as compared to 4.4 million barrels (700,000 cubic meters) at the end of 2001 and 3.3 million barrels (525,000 cubic meters) at the end of 2000. Average capacity utilization at SNTG's wholly-owned North and South American terminals was 97% in 2002, 95% in 2001, and 92% in 2000. The average capacity utilization increase in 2002 over the prior two years was due to increased activity at the Houston and Santos facilities, as well as the positive impact from the sale of the Chicago, IL facility, which had a lower average utilization.

Gross profit of SNTG's terminal operation was $21.0 million, $30.1 million, and $24.0 million, in 2002, 2001, and 2000, respectively, with gross margins of 36%, 38%, and 41%, respectively. Margins fell in 2002 from 2001 due to a decline in the margin for the Houston terminal and the higher infrastructure costs relative to storage capacity at the Braithwaite, LA terminal. Margins fell in 2001 from 2000 due to the inclusion of the rail group along with the start-up nature of the Braithwaite, LA terminal facility, which was slightly offset by improvements at the other facilities. Gross profit declined by 30% from 2001 to 2002. The decline is attributable to the sale of the Chicago, IL and Perth Amboy, NJ terminals. Excluding the results from these sold terminals, 2001 gross profit would have been $22.0 million, which is a 5% reduction from 2001 to 2002.

Stolt Offshore S.A.

Net operating revenue increased to $1,437.5 million in 2002 from $1,255.9 million in 2001, due to the continued growth in the market for SOSA's services, particularly on major projects in the SEAME region, in addition to increased year-on-year revenue on Paragon Engineering Services and Paragon Litwin which were both acquired during 2001. The results before tax have been adversely affected by losses incurred on several major contracts in West Africa, North Sea and Egypt, and also by a number of non-recurring impairment charges. A charge of $106.4 million for impairment of goodwill results from the elimination of goodwill on acquisition of three subsidiaries: firstly, a charge of $103.0 million in respect of the 1998 acquisition of Ceanic; secondly, a charge of $1.8 million in respect of Danco A/S, which holds SOSA's investment in the NKT Flexibles I/S joint venture; and thirdly, a charge of $1.6 million in respect of SOSA's Indonesian subsidiary PT Komaritim. A charge of $12.1 million for impairment of fixed assets is made up of several items, the main one being SOSA's 49% share of a fixed asset impairment loss booked by the NKT Flexibles I/S joint venture. The remainder of the charge relates to adjustments to the carrying value of several smaller fixed assets. After reflecting these impairment adjustments, SOSA'a results declined significantly from a profit before tax in 2001 of $6.4 million to a loss before tax of $143.7 million in 2002.

Net operating revenue increased to $1,255.9 million in 2001 from $983.4 million in 2000 largely due to greater activity on major projects in the Gulf of Mexico and West Africa. During the year, the Girassol and Gulfstream projects suffered from project delays, cost overruns and delays in settling variation orders which negatively impacted SOSA's results. The project delays also tied up some of SOSA's major construction assets, reducing capacity to participate in the spot market which can be significant in the second half of the year. Despite these factors, the improved market conditions resulted in an improvement in the results before tax from a loss of $38.2 million in 2000 to a profit before tax in 2001 of $6.4 million.

Revenues improved $181.6 million in 2002, primarily due to an additional $182.5 million of revenue in the SEAME region, and a full year of revenue from the Paragon and Litwin engineering companies. Revenues in the SEAME region rose $182.5 million in 2002 due to the high levels of activity in Nigeria with the Shell EA, Forcados Yokri and Offshore Gas Gathering System ("OGGS") projects running in conventional water depths for Shell, and the Total Fina Elf Amenam project now close to completion. Revenues also increased by $68.7 million due to the inclusion of both the Paragon and Litwin engineering companies for a full financial year. In 2001, these two businesses were only consolidated for part of the year subsequent to acquisition. Revenues in the U.K. region rose $15.1 million, reflecting a continuation of the increase in project activity in the region from 2001. These improvements were partially offset by the $86.2 million decrease in the North America region due to reduced activity on the pipelay project for Gulfstream Natural Gas LLC which was completed in early 2002, and reduced subsea construction activity resulting from depressed market conditions. The loss before tax of $143.7 million in 2002 declined from an income before tax of $6.4 million in 2001. The North America region incurred higher losses of $79.8 million mainly due to the $103.0 million goodwill impairment charge relating to the 1998 acquisition of Ceanic. Excluding the impairment charge, the improvement of $23.2 million is partially due to the gain of $8.0 million on the asset sale of Big Inch Marine Systems, Inc., and improved results on subsea construction projects. The results for the SEAME region decreased $61.1 million from 2001 to 2002 due to the loss-making turnkey projects in the EPIC product line. The U.K. region results declined $6.4 million in 2002 and was mainly attributable to the Conoco CMS 3 subsea construction project, which experienced increases in work duration and associated expeditures.

Revenues improved $272.5 million in 2001, primarily due to the increased level of activity in the North America region, contributing $154.4 million to the improvement, with the pipelay project for Gulfstream National Gas LLC. Revenues in the U.K. region rose $91.1 million due to the improved market conditions in this region. The SEAME region also increased revenues by $75.3 million, largely the result of the Girassol project in Angola and traditional pipelay contracts on offshore projects in Nigeria. The above increases were partially offset by the $88.2 million decrease in Norway region revenues in 2001 due to the absence of any major pipelay projects. The loss before tax of $38.2 million in 2000 improved to income before tax of $6.4 million in 2001. In the Asia Pacific region, a break even result in 2001 compared to a net loss before tax of $14.9 million in 2000. The improvement in 2001 was the result of efforts carried out in 2000 to reduce the local fixed cost structure and focus on the target niche market, and the poor performance in 2000 on two projects in Indonesia was not repeated. The U.K. region improved $10.5 million due to increased market activity and better asset utilization. The Norway region increased net income before tax $8.7 million due to the good performance on subsea construction projects. Poor performance on the Gulfstream project resulted in increased losses of $15.0 million in the North America region in 2001, while corporate losses were reduced $24.0 million due to higher recovery of interest expense and asset utilization as compared to 2000.

SOSA had a gross profit of $42.5 million, $94.4 million, and $53.4 million in 2002, 2001, and 2000, respectively, with gross margins of 3%, 8%, and 5%, respectively. The change in gross profit and margins was largely the result of those factors mentioned above.

SOSA's fleet is comprised of dynamically positioned deepwater heavy construction ships, light construction and survey ships, and trunkline, barges and anchor ships. The utilization of the deepwater heavy construction fleet was 80% in 2002, compared to 88% in 2001 and 78% in 2000. The lower utilization in 2002 was due to a decrease in the utilization of the *Seaway Falcon* which had 50 days of unpaid transit, and the *Seaway Polaris* due to drydocking. In 2001 increased utilization was due to growth in demand in the North Sea, Gulf of Mexico and West Africa, particularly on the ship-intensive Girassol project. In 2003 SOSA expects ship utilization to decline due to the lack of demand for certain ships and barges, most notably the *LB 200*.

Stolt Sea Farm Holdings plc

Net operating revenue in 2002 increased 16% to $435.7 million from $374.4 million in 2001, which was a 15% increase from $326.0 million in 2000. The increase in net operating revenue in 2002 was primarily due to increased activity in the Asia Pacific trading operations, but also due to the inclusion of a full year's results of the Eicosal salmon, salmon trout and coho farming activities in Chile that were acquired in July 2001. Net operating revenue in the Norway region actually fell 13% due to a shortage of volumes following a disease outbreak in 2001. The increase in net operating revenue in 2001 was primarily due to increased revenue in the Asia Pacific, both due to increased volumes of traded products and due to the addition of the bluefin tuna activities in Australia. Although volumes in both the Americas and Norway salmon farming businesses were higher in 2001 than in 2000, net operating revenue overall was lower due to the sharp fall in selling prices in their markets, brought about by a sharp increase in supplies into the market, primarily from Chile.

Total Atlantic salmon, salmon trout and coho volumes sold, in gutted whole fish equivalent metric tons assuming an average 60% yield on processed products sold and excluding volumes sold intercompany into Asia Pacific, were 93,700 metric tons in 2002, 72,800 metric tons in 2001 and 60,100 metric tons in 2000. Of the metric tons sold, 59,600 metric tons, 51,100 metric tons and 39,100 metric tons, respectively, were from SSF's own production, the remainder being sourced from other producers. The increase in volume of SSF's own production in 2002 mainly reflects the additional volumes from the Eicosal acquisition in Chile. The increase in the volume of SSF's own production in 2001 reflects expansion in Canada, Chile, and the U.K. as well as the acquisition in Chile of the remaining 87.5% of Eicosal that was not owned by the Company.

In 1996, the Norwegian government imposed feed quotas and production regulations on Norwegian fish farmers in an attempt to reduce the supply of Norwegian farmed salmon, and hence the amount of Norwegian farmed salmon available for sale in the European Union ("EU") market. In order to avoid further threats of duties against Norwegian salmon, the Norwegian government, in July 1997, reached an agreement with the EU (the "EU Agreement") for a five year period to regulate supplies of Norwegian salmon into the EU market. This agreement, among other things, restricted the increase in supply of Norwegian salmon into the EU market to 10% per year; required the average sales price to be at or above an agreed minimum price; and increased the export levy payable by Norwegian producers. The Norwegian government still maintains the feed quota and production regulations that it introduced in 1996. The quotas and regulations have had an adverse effect on the cost structure of the Norwegian operation, as they have limited the capacity utilization of farmed concessions. However, the Norwegian government has permitted annual increases of varying amounts (ranging from 2% to 10%) in the feed quotas, which progressively reduce the negative impact of the feed quota regime. The EU Agreement expired in 2002, but was extended by mutual agreement while further discussions were held as to what, if anything, should take the place of that agreement. To date, no agreement has been announced and the EU Agreement is still in force.

In Chile, in 1998, following a formal complaint by certain U.S. salmon farmers, the U.S. Department of Commerce ("DOC") instigated an anti-dumping review against the Chilean salmon farming industry that sold their products into the U.S. market. 15 of the largest producers were investigated, including Eicosal. Eicosal initially received a 10.69% duty. Since 1998, the large producers have been subject to annual reviews for dumping behavior, and in the three subsequent annual reviews Eicosal was found de minimis and therefore pays zero duty. SSF's Ocean Horizons business in Chile, which was not one of the large producers in Chile, was subjected to a dumping duty of the average industry rate of 4.7%. As Eicosal received a third consecutive clean dumping review in respect of the period ending June 30, 2001, it should have been eligible for revocation of the anti-dumping charges. However, as a result of the acquisition by SSF of the Eicosal business in July 2001, the DOC declined to revoke the charges. The reason given was that the potential collapsing of Eicosal and Ocean Horizons after they became jointly owned by SSF may lead to future dumping. SSF is appealing this ruling on the basis that the acquisition of Eicosal by SSF took place after the end of the third review period and so is not relevant. The outcome of the appeal will probably not be known until 2004. If the appeal is successful, SSF will not have to pay duties. If it is not successful, SSF will have to continue to complete annual reviews and file again for revocation in future years. In the meantime, SSF has informed the DOC that it declines to take part in the fourth review covering the year ended June 30, 2002, on the basis that SSF believes that revocation was unfairly and mistakenly withheld and that the DOC's timetable and demands for additional information for the fourth review have placed an impossible burden on SSF. It is not yet known what the outcome of this will be, but it is likely that the DOC will impose some sort of duty on SSF which could be recovered by SSF if its stance is vindicated.

The demand/supply balance in the EU market in much of 2000 was more favorable to the salmon farming industry in Europe than it had been for several years, resulting in better market prices than had been seen for several years. This was due in some part to more restricted supply from Norway following the imposition of feed quotas, but also due to the high incidence of disease in the Scottish salmon farming industry in 1998, which resulted in reduced supply from Scotland, to increasing exports of Norwegian farmed salmon to the Asia Pacific market and to reduced volumes from Chile as the industry in Chile also had some disease problems in 1998 and responded to anti-dumping measures in the U.S. market. At the end of 2000 and into 2001, however, supplies from Chile, the UK, Ireland, and the Faeroe Islands all increased substantially, causing a sharp imbalance in the supply into the market, and this has resulted in sharply reduced prices in all markets. For 2001, prices were on average some 30% lower in Europe and 40% lower in the U.S. compared to levels in 2000. In 2002, prices in Europe were a further 10% lower than on average in 2001, and in the U.S. market some 10% lower than in 2001. In Europe, prices were steady but low in the latter part of the year, while in the U.S. market they were showing a steady trend upwards. In 2002 SSF also had a significantly increased volume of salmon trout and coho for sale in the Japanese market, following the Eicosal acquisition in 2001. Prices for these products during 2002 were at all time lows, at some 50% below prices at the same times in 2001, and recovered somewhat in the latter part of 2002, after the bulk of these products had been sold into the market.

SSF had a gross profit of $8.0 million, $23.4 million, and $52.5 million in 2002, 2001, and 2000, respectively. Gross margins were 2% in 2002, 6% in 2001, and 16% in 2000. The reduction in gross profit in 2002 reflects reductions mainly in the Americas region and the Norway region. In the Americas, sales of trout and coho were made at low or negative margins due to the very low market prices at the time. This was business that was done for the first time by SSF as it came with the Eicosal business acquired in 2001. In addition, SSF's West coast activities in Los Angeles suffered a sharp fall in margins. Management has since been replaced at that location. In Norway, it was the sales and marketing activities that suffered the biggest adverse change due to the distorting effects of the EU MIP agreement causing very low market prices to Norwegian salmon exporters into the EU. Gross profits in Asia Pacific increased overall due to the substantial increase in volumes traded, although margin percentages were slightly reduced due to the change in the mix of business done towards lower margin business, and squeezed profitability due to the strong Norwegian currency and the effect on input purchase costs. The reduction in gross profit in 2001 reflects the significantly reduced prices for salmon in Europe and the U.S. As a result of low prices, SSF made "Lower of Cost or Market" adjustments to inventory and other provisions against working capital totaling $4.4 million in 2001, to reduce asset carrying costs to net realizable value. In 2001 SSF also wrote off $3.6 million of live fish inventory in the state of Maine, which were culled as a result of a government decree in January 2002 to cull the fish as a result of the incidence of a disease in the area. SSF received $1.8 million of compensation in 2002 from the Maine authorities, and has included in 2002 the balance as part of insurance claims, subject to a deductible. In Iberia and Asia Pacific regions, gross profit margins in 2001 were higher than in 2000, in the former region due to improved turbot prices in Europe and in the latter due to the acquisition of the higher margin bluefin tuna business at the start of 2001.

SSF is expecting to trade in 2003 at similar levels of volume to 2002, although due to the firming of salmon, salmon trout and coho selling prices in some markets the value of revenue is expected to increase by up to 25%. This, combined with improved farming cost efficiencies and a hoped for lower incidence of extraordinary fish mortalities from a very high level in 2002 should result in improved gross margins in 2003.

Corporate and Other

Optimum Logistics Ltd. and SeaSupplier Ltd.

In March 2003, the Company announced that Elemica has signed a definitive agreement to aquire substantially all of the assets of OLL. Under the terms of the agreement, Elemica will aquire the full technology platform and the ongoing business operations of OLL. Closing is subject to standard conditions and the transaction is expected to be closed in April 2003.

In 2002, OLL nearly doubled its revenues and cut its costs by more than half as product development is largely complete. In July, OLL and Lyondell Chemical Company announced the first deployment of a Chem eStandards-based integration connecting Lyondell and its ocean carriers for container and parcel tanker shipments using Optimum's TransLink solution. In October, OLL finalized an agreement with Elemica, the leading chemical industry consortium. Elemica selected OLL to be its exclusive bulk marine and preferred container marine supply chain execution platform. Considering Elemica's member list includes nearly all of the Tier 1 chemical companies, the relationship positions OLL as the industry standard for the chemicals industry.

In March 2001, OLL announced a joint marketing and technology alliance with Aspen Technology, Inc. ("AspenTech") to develop Internet-based, supply chain logistics solutions for manufacturers in the process industries. Under the terms of the agreement, AspenTech has acquired a minority equity interest in OLL from the Company. The Company and AspenTech agreed to provide up to $17.3 million of funding to OLL, of which the first $12.3 million would be provided on a pro rata basis by the Company and AspenTech at 81% and 19%, respectively, and the last $5 million would be provided by the Company.

In June 2001, SNSA's wholly-owned subsidiary, PrimeSupplier Ltd. acquired the assets of a competitor, the shipowner backed OneSea.com Inc., ("OneSea"), and was renamed SeaSupplier Ltd. The former OneSea shareholders received a minority stake in SSL, and the Company agreed to provide up to $7 million in funding to SSL. During 2002, an intercompany convertible loan facility of $4 million was granted by the Company to additionally fund the SSL business.

Cash expenditures for OLL were $5.4 million in 2002 and $16.2 million in 2001, and for SSL were $4.4 million in 2002 and $8.3 million in 2001. The slowdown in the economy considerably reduced technology software related spending by many potential customers and negatively impacted sales efforts in 2001 and 2002. Both OLL and SSL completed the major portion of their software development in 2001 and have considerably slowed their cash expenditure rate. OLL now has several revenue paying customers, and SSL signed its first customer contract in late 2001 and announced several additional signed contracts in early 2002. The Company currently anticipates that the cash flow for both OLL and SSL will improve significantly in 2003.

Restructuring Charges

In 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets and reduce the cost base. One aspect of this initiative is an overhead reduction effort, announced in January 2002, which management believes will save SNTG approximately $10 million per year by 2003. The restructuring program resulted in cost incurred during 2002 of $9.6 million.

In 2000, SOSA recorded restructuring charges of $3.3 million, before minority interest impact, related to the integration of ETPM. The reorganization plan has removed duplicate capacity in the U.K. and SEAME regions. SOSA recorded redundancy costs of $0.9 million to eliminate duplicate functions in the U.K., and $1.7 million to close the Marseilles, France office, while transferring all operational and administrative functions for the SEAME region to Paris, France. Additionally, integration costs of $0.7 million were incurred in relation to the introduction of common information and reporting systems and standardization of processes across the enlarged SOSA organization. Substantially all of the charges were expensed and paid in the years ended November 30, 2001 and 2000.

Write-off of Goodwill

The Company incurred goodwill write-offs of $118.0 million in 2002. Goodwill write-offs are related to the Ceanic Inc. ("Ceanic") acquisition of $103.0 million, NKT of $1.8 million, and PTKomaritim Indonesia ("PT Komaritim") of $1.6 million at Stolt Offshore; $7.8 million for the U.K. and Maine, U.S. farming operations at Stolt Sea Farm; $3.1 million related to the SNTG acquisition of Challenge International S.A. France and $0.7 million relating to the Stolt Sea Farm other corporate investments.

During the year ended November 30, 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led SOSA to perform an impairment review of all goodwill on acquisition. As a result, impairment charges totalling $106.4 million were recorded against goodwill, of which $103.0 million related to the entire unamortized goodwill on the acquisition of Ceanic. The remainder of the impairment related to the write-off of goodwill arising on the acquisition of NKT and PT Komaritim.

During the year ended November 30, 2002, the continuing poor results obtained in salmon aquaculture activities led SSF to perform an impairment review of all goodwill on acquisition of such activities. As a result, impairment charges totalling $7.8 million were recorded against goodwill, of which $6.3 million related to the entire remaining goodwill on the acquisition of Stolt Sea Farm Ltd and its subsidiary in Scotland. The remaining $1.5 million of the impairment charge related to the write-off of goodwill arising on the acquisition of DE Salmon in the state of Maine, U.S.

In early 1997, SNTG acquired the tank container operations of Challenge International S.A., a company based in France. During the year ended November 30, 2002, management of Stolt-Nielsen Transportation Group SAS, the French subsidiary operating these tank container assets, agreed to dispose of the primary asset of the company being its fleet of tank containers. On the basis of this early disposal of the assets by the French subsidiary, an impairment review of the goodwill was undertaken on this acquisition and an impairment charge of $3.1 million was recorded.

Write-off of Comex Trade Name

In 2001, in light of the increased worldwide recognition of the Stolt Offshore name, SOSA ceased using the Comex name and, as such, determined that the value of the Comex trade name had been impaired and recorded a charge of $7.9 million, before minority interest impact, in its results of operations for the write-off of the trade name.

Equity in Net Income of Non-consolidated Joint Ventures

The Company's equity in the net income of non-consolidated joint ventures was income of $14.0 million in 2002, compared to income of $13.0 million in 2001 and a loss of $3.1 million in 2000. The increase in 2002 was primarily due to higher results from the SNTG tanker and terminal joint ventures partially offset by lower results from SOSA joint ventures. The increase in 2001 was primarily due to improved results from SOSA joint ventures and SNTG terminal joint ventures, partially offset by lower results for the SNTG tanker joint ventures.

Administrative and General Expenses

Administrative and general expenses increased to $210.6 million in 2002 from $209.5 million in 2001 and $186.1 million in 2000. The increase in 2002 is mainly due to higher cost at SOSA and SSF due to the weakening U.S. dollar, partially offset by lower costs in the three SNTG businesses, resulting from the cost reduction program, and lower costs related to the E-commerce businesses. The increase in 2001 was mainly due to the Company's two E-commerce businesses, OLL and SSL, higher expenses related to increased activity at the SNTG tanker operations and higher costs at SSF related to companies acquired during 2001. The percentage relationship of administrative and general expenses to net operating revenue has decreased over the last three years at 7.4%, 7.8% and 8.1% in 2002, 2001, and 2000, respectively.

Gain on Disposal of Assets

In 2002, SOSA sold the assets of Big Inch Marine Systems, Inc. for a pretax gain of $8.0 million and also sold other assets with a net pretax gain of $2.3 million. In November 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL for a pretax gain of $12.2 million, $7.3 million after tax. Under the terms of the sale agreement the Company has retained responsibility for certain environmental contingencies, should they arise during the covered period which generally ends two years after the closing date, in connection with these two sites. As of November 30, 2002, the Company has not been notified of any such contingencies having been incurred and neither does it anticipate any such contingencies being incurred in the future. The Chicago, IL terminal property has been leased under a long term agreement with the Illinois International Port District. In addition, as part of the Chicago, IL sale, the Company assigned its rights to the terminal property to a third party. The Company also sold other assets for a net gain of $2.1 million, primarily related to a gain of $1.2 million on the sale of assets of Hard Suits Inc., a specialized diving company of SOSA. In 2000, the Company sold various assets for a net gain of $2.2 million.

Interest Expense, Net

Interest expense, net decreased to $93.1 million in 2002 from $113.9 million and $105.5 million in 2001 and 2000, respectively. The $20.8 million decrease in interest in 2002 was due to lower rates and the sale leaseback of 12 parcel tankers in 2002 resulting in lower interest payments, despite higher debt levels, while increasing lease payments included in operating expenses. The $8.4 million in increased interest in 2001 was due to a higher debt level resulting from the Company's acquisition program.

Income Tax Provision

The 2002 results include a tax provision of $18.0 million compared to $27.6 million in 2001, and $15.4 million in 2000. In 2002, the tax provision primarily relates to losses incured by SOSA and SSF for which no benefit was recognized and an increase in the valuation allowance against the Company's net deferred tax assets. These items are offset, in part, by a release of certain deferred tax liabilities associated with the U.K. shipping companies which have elected to join the U.K. tonnage tax regime and the impact of U.S. and non-U.S. shipping income not subject to tax. In 2001, the higher tax provision, mainly due to SOSA, resulted from withholding taxes imposed by tax authorities in certain territories in West Africa which had higher revenue in 2001 than in previous years. The 2000 provision reflects the recognition of $2.6 million in tax benefits of net operating loss carryforwards by SSF.

Liquidity and Capital Resources

Liquidity for the Company is derived from a combination of cash generated from operations and funds from commercial bank borrowing facilities and private placements. The Company's borrowing facilities include revolving credit agreements and other credit lines which cover short-term needs for funds, and longer-term borrowings principally to finance capital expenditures and acquisitions.

SNTG generally operates with negative working capital, which reflects the collection/payment cycle. Invoicing, for the tanker business, usually takes place at or shortly after loading, while expenses that are invoiced and paid within normal business terms are typically paid near or subsequent to the end of a voyage or move. SOSA requires working capital, as expenditures are often incurred on an ongoing basis throughout a project while customers are typically billed when a specified level of progress is achieved on a project. In SSF, the production cycle for Atlantic salmon takes two to four years, and for various other farmed fish species many more years; therefore, SSF requires working capital

The Company believes that working capital levels are sufficient for the Company's present requirements. In 2002, the Company generated cash from operating activities of $136.6 million. This compares with $123.1 million and $143.5 million in 2001 and 2000, respectively. The movements between years are mainly due to the relative operational performances and working capital requirements in those years. In 2001, there was a build-up of working capital at SOSA, mainly for unbilled receivables from customers.

Net investing activities utilized $28.2 million in 2002. Significant investing activities during the year were (i) capital expenditures of $122.6 million, as described in further detail below, and (ii) payment of $60.6 million for the settlement of share price guarantees by Stolt Offshore. Offsetting these expenditures were proceeds from the sale of ships and tank containers as part of sale and leaseback transactions, as well as sales of other assets, for $158.0 million in total. Capital expenditures for the year include (i) final payments of $11.7 million for a tanker newbuilding, (ii) capital expenditures of $8.8 million for the terminal at Braithwaite, LA, (iii) refurbishing and upgrades of existing assets, and (iv) the acquisition of sea farming facilities.

Net investing activities utilized $244.4 million in 2001. Significant investing activities during the year were (i) capital expenditures of $202.9 million, as described in further detail below, (ii) acquisitions of subsidiaries, primarily at SSF as previously discussed, for $80.7 million, and (iii) payments of $31.2 million for investments in affiliates and others. Offsetting these expenditures were (i) $77.0 million of proceeds from sale of assets ($69.7 million for the sale of Perth Amboy, NJ and Chicago, IL terminals), and (ii) $2.5 million for the decrease of restricted cash deposits. Capital expenditures for the year include (i) progress-payments on newbuildings under construction and final delivery payment on one Spanish newbuilding for SNTG, (ii) the purchase of new tank containers, and (iii) progress payments of $43 million on the construction of a terminal at Braithwaite, LA.

Net investing activities utilized $358.3 million in 2000. Significant investing activities during the year were (i) capital expenditures of $285.8 million, as described in further detail below, (ii) SOSA's acquisitions of ETPM and Danco A/S, for $350 million and $36 million, respectively, including payments of $111.2 million, net of cash acquired, and SSF made payments of $9.2 million for the acquisitions of Rokerij La Couronne NV and the remaining interests of Ocean Horizons SA and PASFL that it did not previously own, (iii) payments of $12.4 million for investments in affiliates and others, and (iv) $2.6 million for the increase of restricted cash deposits. Offsetting these expenditures were $72.0 million of proceeds from sale of assets, ($49.6 million for tank containers that were subsequently leased back). Capital expenditures for the year include (i) progress-payments on newbuildings under construction and final payment on the delivery of six newbuildings for SNTG, (ii) the purchase of new tank containers, and (iii) land purchase and progress payments on the construction of a terminal at Braithwaite, LA.

Net cash utilized by financing activities totaled $110.7 million in 2002. The principal uses of cash were the repayment of long-term debt and capital leases of $134.0 million, the payment of dividends of $13.8 million and $56.5 million of payments in connection with the repurchase of shares by Stolt Offshore. The significant sources of 2002 funding include proceeds of $50.2 million from issuance of long-term debt and an increase of $45.2 million in loans payable to banks.

Net cash provided by financing activities totaled $117.6 million in 2001. The principal uses of cash were the repayment of long-term debt of $82.2 million and payment of dividends of $13.8 million. The significant sources of 2001 funding include (i) increase of $77.5 million of long-term debt, consisting of an additional $70 million drawdown on an existing line of credit by SOSA that is secured by first mortgage on certain ships with a negative pledge on other existing SOSA assets, (ii) increase of $144.2 million in loans payable to banks, and (iii) $1.3 million in proceeds from the exercise of stock options for the shares of the Company and of SOSA.

Net cash provided by financing activities totaled $224.8 million in 2000. The principal uses of cash were the repayment of long-term debt of $243.2 million and payment of dividends of $13.7 million. The significant sources of 2000 funding include: (i) the issuance of $473.5 million of new long-term debt, consisting of a $340 million obligation of SOSA secured by first mortgages on certain ships with a negative pledge on other existing SOSA assets, a $21.7 million unsecured loan to an SNTG wholly-owned subsidiary with a negative pledge on the assets of that subsidiary, and $111.8 million in loans secured by first mortgages on certain ships, and (ii) $5.5 million in proceeds from the exercise of stock options for the shares of the Company and of SOSA.

On February 4, 2000, 6.1 million SOSA Class A shares were issued to Vinci as partial consideration for the acquisition of ETPM S.A. and on December 7, 1999, 1.8 million SOSA Class A shares were issued for the acquisition of NKT Flexibles I/S. The Class A shares have subsequently been converted to SOSA Common shares on a one-for-one basis. The shares issued to Vinci and NKT had a guaranteed minimum share price that required cash settlements in 2002 and 2003.

As of November 30, 2002, the outstanding commitment under the minimum share price given in connection with the acquisition of NKT, covers 879,121 Common shares of SOSA. SOSA intends to repurchase these shares, that are subject to a share price guarantee at an average guaranteed price of $15.30 per share, in March, 2003. The cash settlement of $13.5 million will be covered out of existing lines of credit of SOSA.

The following table sets forth the Company's contractual cash obligations and other commercial commitments as of November 30, 2002 (excluding amounts potentially due under the SOSA share guarantees described above):

(in millions)	Total	Less than 1 year	2–3 years	4–5 years	More than 5 years
Contractual Cash Obligations:					
Long-term debt	$1,319.4	$164.9	$667.5	$250.6	$236.4
Capital lease obligations	0.7	0.2	0.5	–	–
Operating leases	595.4	129.6	222.8	171.0	72.0
Total Contractual Cash Obligations	$1,915.5	$294.7	$890.8	$421.6	$308.4
Other Commercial Commitments:					
Performance guarantees	$ 349.5	$173.3	$141.0	$ 32.1	$ 3.1

As of November 30, 2002, the Company had total capital expenditure purchase commitments outstanding of approximately $36.1 million for 2003 and future years. These commitments are for a variety of capital projects, primarily the purchase and refurbishment of tank containers; expenditures for expansion of terminal capacity and the modification of a construction ship and the purchase of ROVs.

The Company's current plans are expected to result in capital expenditures of approximately $156 million in 2003. The Company has scheduled principal and interest payments of approximately $266 million, anticipated dividends of $14 million and a $13 million funding obligation for the previously mentioned share price guarantees of SOSA to NKT. After an estimated $244 million of cash received from operating activities before interest, the Company will have a net funding requirement of $205 million which will be funded by existing cash, drawdowns on existing long-term revolving credit lines and new long-term debt.

At November 30, 2002, the Company's cash and cash equivalents totaled $22.9 million. The Company had corporate facilities and other short-term lines of credit of $1,075.2 million, of which $408.1 million is available for future use. Total bank loans and short-term and long-term debt and capital lease obligations amounted to $1,652.1 million, of which $1,088.9 million is secured by ships and other assets and $563.2 million is unsecured. The Company, through its subsidiaries, has debt agreements which include various financial covenants. Some of the Company's debt agreements provide for a cross default in the event of a material default in another agreement. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of amounts due to them.

On November 14, 2002, the Board of Directors of the Company approved an interim dividend of $0.125 per Common share which was paid on December 18, 2002 to all shareholders of record as of December 4, 2002. The Company anticipates, subject to approval at the Annual General Meeting, that a final dividend for 2002 of $0.125 per share will be paid in May 2003.

Market Risk

The Company is exposed to market risk, including changes in interest rates, currency exchange rates and bunker fuel costs. To manage the volatility relating to these exposures, the Company enters into derivative transactions in accordance with the Company's policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading or speculative purposes.

Currency Rate Exposure

The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency exposure arising in the normal course of business. The Company's policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts negotiated with major banks.

Interest Rate Exposure

The Company's exposure to interest rate fluctuations results from floating rate short-term credit facilities plus variable rate long-term debt and revolving credit facilities tied to the London Interbank Offered Rate ("LIBOR"). As of November 30, 2002, the consolidated debt, after consideration of interest rate swap agreements, was approximately 58% variable-rate debt.

The Company's objectives in managing exposure to interest rate changes are to limit the impact of interest rate changes on earnings and cash flow and to lower overall borrowing costs. To achieve these objectives, the Company limits its exposure to interest rate changes through the use of fixed rate debt and financial swap contracts with major commercial banks. The Company maintains fixed rate debt as a percentage of its net debt between a minimum and a maximum percentage, which is set by the Company's Board of Directors.

Bunker Fuel Exposure

Ship bunker fuel for the Company's tanker operations constituted approximately 20% of the total operating expenses for tankers. The Company enters into hedge contracts for bunker fuel in order to reduce the effects of a rise in prices. The majority of the contract business of the tanker operations is protected against a rise in bunker fuel under the terms of affreightment. However, spot freight rates depend on market supply and demand for cargo, leaving profit margins unprotected against a rise in bunker fuel. The Company maintains an active program of hedging bunker fuel costs for a portion of the anticipated future spot business.

The Company uses a value-at-risk ("VAR") model to assess the market risk of its derivative financial instruments. The model utilizes a variance/covariance modeling technique. VAR models are intended to measure the maximum potential loss for an instrument or portfolio, assuming adverse changes in market conditions for a specific time period and confidence level. As of November 30, 2002, the Company's estimated maximum potential one-day loss in fair value of foreign exchange rate instruments, calculated using the VAR model given a 95% confidence level, would approximate $2.8 million from adverse changes in foreign exchange rates. The Company's maximum potential one-day loss in fair value for adverse changes in interest rate and bunker fuel prices, given a 95% confidence level, would be approximately $0.5 million. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. These amounts should not be considered projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

A discussion of the Company's accounting policies for financial instruments is included in Note 2 to the consolidated financial statements, and disclosure relating to the financial instruments is included in Note 24 to the consolidated financial statements.

Environmental and Regulatory Compliance

The results of the Company may be impacted by changing environmental protection laws and regulations enacted by international, national, and local regulators. The operation of the Company's ships carries the risk of catastrophic accident and property loss caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy, labor stoppages and other circumstances or events. The transportation of oil and chemicals is subject to the risk of business interruptions and additional costs in the event of spills or casualties befalling Company ships. Such an event may result in loss of revenue or increased costs or both.

The Company's businesses are subject to various international, national and local governmental laws, which apply to various aspects of the Company's operations, and provide severe penalties for non-compliance. One such law is the U.S. Oil Pollution Act of 1990 ("OPA '90"), which imposes various requirements on shipowners and ship operators in U.S. waters including, among other things, restricting access to U.S. ports to only those tankers with double hulls, stringent financial responsibility requirements and extensive contingency planning requirements, as well as a liability scheme that provides for, under certain circumstances, unlimited liability for pollution accidents occurring in U.S. waters. The Company believes it is currently in compliance with such laws and regulations.

The terminal operation in the U.S. is subject to the Clean Water Act, the Clean Air Act, OPA '90, and the U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which regulate liability for the discharge of pollutants into waterways and noxious emissions into the air; MARPOL Annex II regarding the disposal of by-products from ship cleaning done pursuant to such regulations; the Resource Conservation and Recovery Act regarding the reporting, record keeping and handling of hazardous waste; the Occupational Safety and Health Act regulating the working conditions at U.S. terminals as well as other business facilities; and regulations of the U.S. Department of Transportation pursuant to the Hazardous Materials Transportation Act regarding the packaging, labeling and handling of hazardous materials in the U.S. Terminals located outside of the U.S. are governed by the comparable national and local governmental agencies.

The Company maintains insurance against physical loss and damage to its assets as well as coverage against liabilities to third parties it may incur in the course of its operations. Assets are insured at replacement cost, market value, or assessed earning power. The owned fleet is currently covered by hull and machinery insurance in the amount of $3.94 billion. Other marine liabilities are insured under marine protection and indemnity insurance policies. These policies have a ceiling of $4.25 billion per incident for all claims other than marine oil pollution. Cover for such incidents is limited to $1 billion per occurrence for ships when calling for ports in the U.S. and other parts of the world. Non-marine liabilities are insured up to $200 million. The Company believes its insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which the Company operates.

Antitrust Investigation Matters

In 2002, the Company became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in the Company's parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, the Company determined to voluntarily report certain conduct to the Antitrust Division of the U.S. Department of Justice (the "DOJ") and the Competition Directorate of the European Commission (the "EC"). On February 25, 2003, the Company announced that it had been conditionally accepted into the DOJ's Corporate Leniency Program in connection with possible collusion in the parcel tanker industry. Pursuant to such program, the Company and its directors and employees will receive amnesty from criminal antitrust prosecution and fines in the United States for anti-competitive conduct in the parcel tanker business, provided the stated conditions, including continued cooperation, are met. The Company also announced that the EC had admitted the Company into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords the Company immunity from EC fines with respect to anti-competitive behavior, subject to the Company fulfilling the conditions of the program, including continued cooperation. The Company is cooperating fully with the DOJ and the EC with respect to such programs. In light of the Company's admission into the government antitrust programs, no provision for any fines related to the DOJ or EC investigations has been made in the Company's consolidated financial statements.

OFAC Investigation Matters

The U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") has initiated an investigation of certain payments by the Company of incidental port expenses to entities in Iran and Sudan as possible violations of the International Economic Emergency Powers Act, 50 U.S.C. § 1701 ("IEEPA"), the Iranian Transactions Regulations, 31 C.F.R. Part 560, and the Sudanese Sanctions Regulations, 31 C.F.R. Part 538. The Company is cooperating fully with OFAC and has implemented Company policies and procedures to monitor compliance with these provisions. With respect to OFAC's Iran investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to the Company covering payments by the Company for incidental port expenses involving unlicensed shipments to, from or involving Iran. OFAC's investigation of Iran is currently pending and OFAC has not made any determination of whether a violation has occurred as a result of SNTG's payments of incidental port expenses to entities in Iran. With respect to OFAC's Sudan investigation, on March 20, 2003 SNTG settled the matter with OFAC for a payment of US $95 thousand and without any determination by OFAC that SNTG's payments of incidental port expenses to entities in the Sudan violated U.S. sanctions regulations. The Company will seek to negotiate a settlement of the issues related to OFAC's Iran investigation, although the Company cannot give any assurance that it will be able to negotiate a settlement.

Critical Accounting Policies

The Company's significant accounting policies are more fully described in Note 2 to the consolidated financial statements. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates the estimates and judgments, including those related to the percentage of completion accounting for construction contracts, tanker voyage accounting and container move cost estimates, bad debts, inventories and fish mortality, investments in non-consolidated joint ventures, intangible assets, income taxes, impairment charges, restructuring costs, pension benefits, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

Revenues from SNTG's tanker operations are shown in the consolidated statements of operations net of commissions, sublet costs, transshipment, and barging expenses. The operating results of voyages in progress at the basis for inclusion in the consolidated statements of operations. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period.

Revenues for SNTG's tank container operations relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon contract rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

Revenues for SNTG's terminal operations consist of rental income for the utilization of storage tanks by its customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of commodities pumped through the facility. Revenues can also be earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

A significant portion of SOSA's revenue is derived from long-term contracts and is recognized using the percentage-of-completion accounting method. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of estimated physical completion. Management reviews these estimates monthly and revenue and gross profit are recognized each period unless the stage of completion is insufficient to enable a reasonably certain forecast of revenue to be established. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profits are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional revenue and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenue and profits. These changes may be significant depending on the size of the project or the adjustment. When estimates indicate that a loss will be incurred on a contract on completion, a provision for the expected loss is recorded in the period in which the loss becomes known.

A major portion of SOSA's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders are commonly billed to the customers in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when deemed realizable.

In certain circumstances SOSA uses the services of an independent party to assist in determining reasonably dependable estimates of revenue probable to be received.

SSF recognizes revenue either on dispatch of product to customers, in the case of sales that are made on FOB processing plant terms, or on delivery of product to customers, where the terms of the sale are CIF (Cost, Insurance and Freight) or DDP (Delivered Duty Paid) customer. The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling costs billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and bad or doubtful debt provisions and write-offs.

SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets, and farming overheads up to a site or farming regional management level. Normal mortalities (mortalities that are natural and expected as part of the life cycle of growing fish) are accounted for by removing the biomass from the records, so that the accumulated capitalized costs are spread over the lower remaining biomass. Abnormal mortalities (higher than natural or expected mortalities due to disease, accident or any other abnormal cause) are accounted for by removing the biomass from the records and writing off the accumulated costs associated with that biomass at the time of the mortality.

Costs are released to the profit and loss account as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of the period. Harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, are expensed in the period in which they are incurred.

OLL and SSL have various types of fee income, including non-refundable subscription fees, transaction fees, and service fees. Subscription fees that are billed in advance are recorded as revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed. Service fees are billed and recognized as work is completed mainly on a time and materials basis, although the companies do engage in project fee-based services work and recognize revenues on a project percentage of completion basis.

Impairment of Tangible Fixed Assets, Goodwill and Other Intangibles

In accordance with SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of," long-lived assets, certain identifiable intangibles and goodwill related to these assets to be held and used are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company determines a current market value for the asset or estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Legal Claims and Lawsuits

The Company, in the ordinary course of business, is subject to various legal claims and lawsuits. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, "Accounting for Contingencies" if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. The results of the Company may be adversely affected if the provision proves not to be sufficient. The significant legal claims and lawsuits against SNSA, SNTG and SOSA are discussed in Note 18 to the consolidated financial statements.

FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

The Company will adopt SFAS No. 142, "Goodwill and Other Intangible Assets", for the fiscal year commencing December 1, 2002 which requires the Company to cease amortization of its remaining net goodwill balance and perform an impairment test of its existing goodwill based on a fair value concept. In view of the $118.0 million write-off of goodwill on acquisition booked in 2002, the only future impact of SFAS No. 142 will be in respect of the assessment of impairment of the remaining goodwill and other intangible assets of $86.0 million. The adoption of SFAS No. 142 on December 1, 2002 would eliminate the recognition of amortization expense for goodwill that amounted to approximately $11.3 million in 2002, but could also require future impairment writedowns, if deemed necessary.

Also in June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires entities to record a legal obligation associated with the retirement of a tangible long-lived asset in the period in which it is incurred. The fair value of a liability for an asset retirement obligation must be recognized in the period in which it is acquired if a reasonable estimate of fair value can be made. Additionally, the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company plans to adopt this standard effective December 1, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets." This Statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," but retains SFAS No. 121's fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting/reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for segments of a business to be disposed of, but retains APB Opinion No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The statement is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with earlier application encouraged. The Company plans to adopt this standard effective December 1, 2002.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of "April 2002" ("SFAS No. 145"). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS No. 145 amends SFAS No. 13,

"Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No.145 is effective for fiscal years beginning after May 15, 2002. The Company is currently evaluating the impact that the adoption of SFAS No. 145 will have on its results of operations and financial position. However, the Company does not believe that the adoption of SFAS No. 145 will have a material impact on its results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issue Task Force ("EITF") Issue No. 94-3, "Liabilities Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also established that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company plans to adopt this standard effective December 1, 2002, and does not anticipate that there will be a material impact on its results of operations or its financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. We are currently assessing the impact of the adoption of FIN 45, but at this point do not believe the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on our financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE")" ("FIN 46"). The objective of the interpretation is to provide guidance for identifying controlling financial interest established by means other than voting interest. It requires consolidation of a VIE by an enterprise that holds such a controlling financial interest (the primary beneficiary). It is intended to require consolidation of VIEs only if those VIEs do not effectively disperse the risk and benefits among the various parties involved. The Company will apply the interpretation to pre-existing VIEs as of the beginning of the Company's fourth quarter of 2003. If existing arrangements are not modified, FIN 46 will require certain leases of the Company to be recorded on the balance sheet, as disclosed further in Note 16.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123." This statement amends SFAS No.123, "Accounting for Stock-based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Since we are continuing to account for stock-based compensation according to APB No. 25, our adoption of SFAS No. 148 requires us to provide prominent disclosure about the effects of SFAS No. 123 on reported income. SFAS No. 148 shall be effective for fiscal years ending after December 15, 2002.

Forward-Looking Statements

Certain statements in this Annual Report, including the message from the Chairman, describe plans or expectations for the future and constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; asset operational performance; raw material costs and availability; currency fluctuations; disease and other natural causes; immaturity of aquaculture technology; the loss of any significant customers; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulations; governmental investigations and claims made by third parties; adverse court decisions and adverse weather conditions. Additional information concerning these, as well as other factors, is contained from time to time in the Company's U.S. Securities and Exchange Commission ("SEC") filings, including, but not limited to, the Company's report on Form 20-F for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the SEC.

SELECTED CONSOLIDATED FINANCIAL DATA

For the years ended November 30, (in millions, except per share data)	2002	2001	2000	1999	1998
Net operating revenue	$2,852.7	$2,678.4	$2,284.2	$1,796.6	$1,814.2
Income (loss) from operations	$ (49.1)	$ 162.9	$ 94.2	$ 119.1	$ 209.0
Net income (loss)	$ (102.8)	$ 23.7	$ (12.4)	$ 46.9	$ 96.3
Earnings (loss) per share (a)					
Basic	$ (1.87)	$ 0.43	$ (0.23)	$ 0.86	$ 1.76
Diluted	$ (1.87)	$ 0.43	$ (0.23)	$ 0.86	$ 1.75
Weighted average number of Common shares and equivalents outstanding: (a)					
Basic	54.9	54.9	54.7	54.5	54.7
Diluted	54.9	55.3	54.7	54.8	55.0
Cash dividends paid per share (a)	$ 0.25	$ 0.25	$ 0.25	$ 0.375	$ 0.50

As of November 30, (in millions, except per share data)	2002	2001	2000	1999	1998
Current assets less current liabilities (including current portion of long-term debt)	$ (234.9)	$ (151.0)	$ (46.9)	$ 111.3	$ 132.4
Total assets	$3,787.1	$3,971.9	$3,727.3	$3,058.4	$3,008.1
Long-term debt and capital lease obligations (including current portion)	$1,320.1	$1,408.8	$1,415.0	$1,179.4	$1,128.9
Shareholders' equity	$ 989.8	$1,100.6	$1,095.8	$1,141.6	$1,132.4
Book value per share (a)	$ 18.01	$ 20.04	$ 20.00	$ 20.91	$ 20.78
Total number of Common shares outstanding (a)	54.9	54.9	54.8	54.6	54.5

(a) All share data and per share data have been restated to reflect the share reclassification on March 7, 2001 whereby Class B shares were reclassified to Common Shares on a one-for-one basis.

INDEPENDENT AUDITORS' REPORT

To the shareholders of Stolt-Nielsen S.A.:

We have audited the accompanying consolidated balance sheet of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries as of November 30, 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the 2002 financial statements based on our audit. The financial statements as of November 30, 2001 and for each of the two years in the period then ended, before the reclassifications and inclusion of the disclosures discussed in Note 2 to the financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 30, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Stolt-Nielsen S.A. and subsidiaries as of November 30, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of the Company as of November 30, 2001 and for each of the two years in the period ended November 30, 2001, were audited by other auditors who ceased operations. As described in Note 2, these consolidated financial statements have been revised to reflect reclassifications and disclosures to conform with the 2002 presentation. Our audit procedures with respect to the reclassifications included agreeing the previously reported line items or disclosure amounts to Company analyses, comparing reclassification amounts in the analyses to supporting documentation and testing the mathematical accuracy of the analyses. Our audit procedures with respect to the disclosures included agreeing the additional disclosures to the Company's underlying records obtained from management. In our opinion, such reclassifications and disclosures are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 or 2000 consolidated financial statements of the Company other than with respect to such reclassifications and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 consolidated financial statements taken as a whole.

Deloitte & Touche LLP
New York, New York
April 1, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the shareholders of Stolt-Nielsen S.A.:

We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries (the "Company") as of November 30, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stolt-Nielsen S.A. and subsidiaries as of November 30, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP*
New York, New York
January 30, 2002

*This audit report is a copy of the previously issued report of Arthur Andersen LLP covering 2001, 2000 and 1999. The predecessor auditors, Arthur Andersen LLP, have not reissued their report.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended November 30, (in thousands, except per share data)	2002	2001	2000
Net Operating Revenue:			
Stolt-Nielsen Transportation Group:			
Tankers	$ 691,785	$ 754,867	$ 691,775
Tank Containers	227,600	214,368	223,708
Terminals	58,549	78,447	59,298
	977,934	1,047,682	974,781
Stolt Offshore	1,437,488	1,255,938	983,420
Stolt Sea Farm	435,706	374,378	325,952
Corporate and other	1,581	418	–
	2,852,709	2,678,416	2,284,153
Operating Expenses:			
Stolt-Nielsen Transportation Group:			
Tankers	540,581	592,183	581,874
Tank Containers	183,816	173,583	179,586
Terminals	37,576	48,298	35,328
	761,973	814,064	796,788
Stolt Offshore	1,395,007	1,161,553	930,046
Stolt Sea Farm	427,704	350,963	273,425
	2,584,684	2,326,580	2,000,259
Gross Profit	268,025	351,836	283,894
Equity in net income (loss) of non-consolidated joint ventures	13,981	13,014	(3,127)
Administrative and general expenses	(210,636)	(209,499)	(186,125)
Write-off of goodwill	(118,045)	–	–
Write-off of Comex trade name	–	(7,932)	–
Restructuring charges	(9,601)	–	(3,320)
Gain on disposal of assets	10,262	14,275	2,172
Other operating income (expense), net	(3,110)	1,219	744
Income (Loss) from Operations	(49,124)	162,913	94,238
Non-Operating (Expense) Income:			
Interest expense	(95,612)	(119,155)	(111,681)
Interest income	2,549	5,297	6,147
Foreign currency exchange gain (loss), net	1,155	(2,056)	(2,039)
	(91,908)	(115,914)	(107,573)
Income (Loss) before Income Tax Provision and Minority Interest	(141,032)	46,999	(13,335)
Income tax provision	(17,969)	(27,561)	(15,374)
Income (Loss) before Minority Interest	(159,001)	19,438	(28,709)
Minority interest	56,196	4,254	16,314
Net Income (Loss)	$ (102,805)	$ 23,692	$ (12,395)
Earnings (Loss) per Common Share and Equivalents:			
Basic	$ (1.87)	$ 0.43	$ (0.23)
Diluted	$ (1.87)	$ 0.43	$ (0.23)
Weighted Average Number of Common Shares and Equivalents Outstanding:			
Basic	54,930	54,870	54,684
Diluted	54,930	55,303	54,684

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of November 30, (in thousands, except share data)	2002	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 22,873	$ 24,865
Trade receivables	573,041	566,628
Inventories	231,498	186,695
Receivables from related parties	74,936	67,594
Restricted cash deposits	2,100	1,574
Prepaid expenses	113,971	89,727
Other current assets	11,095	17,733
Total Current Assets	1,029,514	954,816
Fixed Assets, at Cost:		
Tankers	1,748,672	2,044,722
Tank containers	102,154	135,661
Terminal facilities	260,642	240,970
Subsea ships and facilities	1,188,607	1,096,329
Seafood facilities	225,841	195,186
Other	59,360	59,032
	3,585,276	3,771,900
Less—accumulated depreciation and amortization	(1,190,151)	(1,260,187)
	2,395,125	2,511,713
Investments in and advances to non-consolidated joint ventures	130,853	130,025
Deferred income tax asset	28,726	36,126
Goodwill and other intangible assets, net	85,957	222,651
Other non-current assets	116,900	116,543
Total Assets	$ 3,787,075	$ 3,971,874
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Short-term bank loans	$ 331,985	$ 284,083
Current maturities of long-term debt and capital lease obligations	165,067	133,016
Accounts payable	434,993	383,272
Accrued voyage expenses	49,314	55,520
Accrued expenses	252,449	188,533
Other current liabilities	30,596	61,390
Total Current Liabilities	1,264,404	1,105,814
Long-term debt and capital lease obligations	1,155,010	1,275,755
Deferred income tax liability	20,737	36,104
Other non-current liabilities	153,965	131,995
Commitments and contingencies		
Minority interest	203,140	321,584
Shareholders' Equity:		
Founder's shares: no par value—30,000,000 shares authorized, 15,659,549 shares issued and outstanding in 2002 and 15,651,639 shares issued and outstanding in 2001 at stated value	-	-
Common shares: no par value—120,000,000 shares authorized, 62,638,197 shares issued in 2002 and 62,606,559 shares issued in 2001 at stated value	62,639	62,607
Paid-in surplus	340,893	384,199
Retained earnings	778,290	894,897
Accumulated other comprehensive loss	(57,979)	(107,057)
	1,123,843	1,234,646
Less—Treasury stock-at cost, 7,688,810 Common shares in 2002 and 2001	(134,024)	(134,024)
Total Shareholders' Equity	989,819	1,100,622
Total Liabilities and Shareholders' Equity	$ 3,787,075	$ 3,971,874

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share data)	Capital Stock	Paid-in Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Comprehensive Income (Loss)
Balance, November 30, 1999	$ 62,255	$ 347,654	$ (134,024)	$ 911,040	$ (45,299)	
Exercise of stock options for 172,512 Common shares and 104,226 Class B shares	278	3,190	–	–	–	
Issuance of 150,755 Founder's shares	–	–	–	–	–	
Cash dividends paid—$0.25 per Common share	–	–	–	(13,647)	–	
Cash dividends paid—$0.005 per Founder's share	–	–	–	(39)	–	
Dilution of interest in Stolt Offshore	–	32,509	–	–	–	
Net loss	–	–	–	(12,395)	–	$ (12,395)
Other comprehensive income (loss):						
Translation adjustments, net	–	–	–	–	(48,611)	(48,611)
Unrealized loss on securities	–	–	–	–	(7,079)	(7,079)
Other comprehensive loss						(55,690)
Comprehensive loss						$ (68,085)
Balance, November 30, 2000	$ 62,533	$ 383,353	$ (134,024)	$ 884,959	$(100,989)	
Exercise of stock options for 74,413 Common shares	74	846	–	–	–	
Issuance of 7,680,775 Founder's shares	–	–	–	–	–	
Cash dividends paid—$0.25 per Common share	–	–	–	(13,714)	–	
Cash dividends paid—$0.005 per Founder's share	–	–	–	(40)	–	
Net income	–	–	–	23,692	–	$ 23,692
Other comprehensive income (loss):						
Translation adjustments, net	–	–	–	–	8,554	8,554
Unrealized loss on securities	–	–	–	–	(8,761)	(8,761)
Minimum pension liability adjustment, net of tax of $2,840	–	–	–	–	(4,260)	(4,260)
Transition adjustment upon adoption of SFAS No. 133	–	–	–	–	(5,083)	(5,083)
Net gains on cash flow hedges reclassified into earnings	–	–	–	–	3,482	3,482
Other comprehensive loss						(6,068)
Comprehensive income						$ 17,624
Balance, November 30, 2001	$ 62,607	$ 384,199	$ (134,024)	$ 894,897	$(107,057)	
Exercise of stock options for 31,638 Common shares	32	312	–	–	–	
Issuance of 4,910 Founder's shares	–	–	–	–	–	
Cash dividends paid—$0.25 per Common share	–	–	–	(13,733)	–	
Cash dividends paid—$0.005 per Founder's share	–	–	–	(69)	–	
Settlement of share price guarantees by Stolt Offshore	–	(29,372)	–	–	–	
Impact of debt to equity conversions with Stolt Offshore	–	(14,246)	–	–	–	
Net loss	–	–	–	(102,805)	–	$(102,805)
Other comprehensive income (loss):						
Translation adjustments, net	–	–	–	–	37,896	37,896
Unrealized loss on securities	–	–	–	–	(3,427)	(3,427)
Minimum pension liability adjustment, net of tax of $3,111	–	–	–	–	(5,081)	(5,081)
Net gains on cash flow hedges reclassified into earnings	–	–	–	–	19,690	19,690
Other comprehensive income						49,078
Comprehensive loss						$ (53,727)
Balance, November 30, 2002	$62,639	$340,893	$(134,024)	$778,290	$(57,979)	

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended November 30, (in thousands, except per share data)	2002	2001	2000
Cash Flows from Operating Activities:			
Net Income (Loss)	$(102,805)	$ 23,692	$ (12,395)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:			
Depreciation of fixed assets	197,837	201,568	184,224
Amortization of intangible assets	11,294	9,859	8,658
Write-off of goodwill	118,045	–	–
Write-off of Comex trade name	–	7,932	–
Amortization of drydock costs	27,458	20,141	16,161
Provisions for reserves and taxes	(16,871)	(13,048)	4,013
Equity in net (income) loss of non-consolidated joint ventures	(13,981)	(13,014)	3,127
Minority interest	(56,196)	(4,254)	(16,314)
Gain on disposal of assets	(10,262)	(14,275)	(2,172)
Changes in Assets and Liabilities, Net of Effect of Acquisitions and Divestitures:			
Decrease (increase) in trade receivables	44,091	(146,350)	21,106
(Increase) decrease in inventories	(41,053)	16,695	(33,716)
(Increase) decrease in prepaid expenses and other current assets	(24,176)	17,740	(32,075)
Increase (decrease) in accounts payable and accrued liabilities	16,671	36,147	20,342
Payments of drydock costs	(38,405)	(31,644)	(12,048)
Dividends from non-consolidated joint ventures	20,829	12,710	2,691
Other, net	4,157	(830)	(8,110)
Net Cash Provided by Operating Activities	136,633	123,069	143,492
Cash Flows from Investing Activities:			
Capital expenditures	(122,588)	(202,880)	(285,787)
Proceeds from sales of ships and other assets	158,029	77,001	71,975
Acquisition of subsidiaries, net of cash acquired	(2,234)	(80,658)	(120,374)
Settlement of share price guarantees by Stolt Offshore	(60,557)	–	–
Investment in and advances to affiliates and others, net	1,543	(31,156)	(12,380)
Decrease (increase) in restricted cash deposits	(179)	2,546	(2,583)
Other, net	(2,178)	(9,214)	(9,110)
Net Cash Used in Investing Activities	(28,164)	(244,361)	(358,259)
Cash Flows from Financing Activities:			
Increase in loans payable to banks, net	45,234	144,167	14,266
Repayment of long-term debt	(109,920)	(82,157)	(243,240)
Principal payments under capital lease obligations	(24,066)	(9,510)	(11,478)
Proceeds from issuance of long-term debt—ship financing/other	50,242	77,546	473,496
Repurchase of shares by Stolt Offshore	(56,493)	–	–
Proceeds from exercise of stock options in the Company and Stolt Offshore	449	1,308	5,464
Dividends paid to SNSA shareholders	(13,802)	(13,754)	(13,686)
Dividends paid to minority interests	(2,352)	–	–
Net Cash (Used In) Provided by Financing Activities	(110,708)	117,600	224,822
Effect of exchange rate changes on cash	247	(213)	(1,657)
Net Increase (Decrease) in Cash and Cash Equivalents	(1,992)	(3,905)	8,398
Cash and cash equivalents at beginning of year	24,865	28,770	20,372
Cash and Cash Equivalents at End of Year	$ 22,873	$ 24,865	$ 28,770

See notes to consolidated financial statements.

Notes To Consolidated Financial Statements

1. The Company

Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (together, the "Company") are primarily engaged in three businesses: Transportation, Offshore Construction, and Seafood.

The Transportation business, which is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"), is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids providing its customers with integrated logistics solutions.

The Offshore Construction business is carried out through Stolt Offshore S.A. ("SOSA" or "Stolt Offshore"), a subsidiary in which the Company held a 63% economic interest and a 69% voting interest as of November 30, 2002. SOSA is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection and maintenance services.

The Seafood business, wholly-owned by the Company and carried out through Stolt Sea Farm Holdings plc ("SSF"), produces, processes, and markets high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, sole and tilapia.

In addition, in early 2000, the Company decided to commercialize its expertise in logistics and procurement. Optimum Logistics Ltd. ("OLL") was established to provide software and professional services for supply chain management in the bulk process industries. SeaSupplier Ltd. ("SSL") was established to provide software and professional services for the procurement process in the marine industry. Both OLL and SSL are included under the caption "Corporate and Other" throughout the financial statements and notes.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the financial statements of all majority-owned companies, unless the Company is unable to control the operations, after the elimination of all significant intercompany transactions and balances.

SNTG operates the Stolt Tankers Joint Service (the "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service, participants in the deep-sea intercontinental market. Net revenue available for distribution to the participants is defined in the Joint Service Agreement as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. The net revenue is distributed proportionately to each participant according to a formula which takes into account each ship's cargo capacity, its number of operating days during the period, and an earnings factor assigned. For the years ended November 30, 2002, 2001, and 2000, SNTG received approximately 80%, 74% and 70%, respectively, of the net revenues of the Joint Service. The financial statements of the Joint Service have been consolidated in the accompanying consolidated financial statements, with a provision included in tanker operating expenses for the amount of profit distributed to the minority participants. These provisions were approximately $71.9 million, $100.3 million, and $102.6 million for the years ended November 30, 2002, 2001, and 2000, respectively, and include amounts distributed to non-consolidated joint ventures of SNTG of $40.5 million, $42.0 million, and $37.1 million. The amounts distributed are net of commissions to SNTG of $2.2 million in 2002, $2.0 million for 2001, and $2.3 million for 2000. As of November 30, 2002 and 2001, the net amounts payable to participants in which SNTG holds an equity interest for amounts to be distributed by the Joint Service were $2.7 million and $3.4 million, respectively. Total amounts payable to minority Joint Service participants, other than those in which SNTG holds an equity interest, were $2.0 million and $0.5 million as of November 30, 2002 and 2001, respectively. These amounts are included in "Other current liabilities" in the accompanying consolidated balance sheets as of November 30, 2002 and 2001.

Revenue Recognition

SNTG—Tankers Revenues from tanker operations are shown in the consolidated statements of operations net of commissions, sublet costs, transshipment, and barging expenses of $55 million, $63 million and $53 million for the years ended November 30, 2002, 2001 and 2000, respectively.

The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of operations. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period. As of November 30, 2002 and 2001, deferred revenues of $25.2 million and $29.9 million, respectively, are included in "Accrued expenses" in the accompanying consolidated balance sheets.

SNTG—Tank Containers Revenues for tank containers relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon contract rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

SNTG—Terminals Revenues for terminal operations consist of rental income for the utilization of storage tanks by its customers, with the majority of rental income earned under long-term contracts. These contracts provide for fixed rates for the use of the storage tanks and/or the throughput of commodities pumped through the facility. Revenues can also be earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

SOSA Long-term contracts of SOSA are accounted for using the percentage-of-completion method. SOSA applies Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Construction-Type Contracts." Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs. Provisions for anticipated losses are made in the period in which they become known. A major portion of SOSA's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognized as contract revenue when realization is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when deemed realizable. The financial reporting of SOSA's contracts depends on estimates, which are assessed continually during the term of these contracts. Recognized revenues and profits are subject to revisions as the contract progresses to completion and revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known.

SSF SSF recognizes revenue either on dispatch of product to customers, in the case of sales that are made on FOB processing plant terms, or on delivery of product to customers, where the terms of the sale are CIF (Cost, Insurance and Freight) and DDP (Delivered Duty Paid) customer. The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling costs billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and bad or doubtful debt provisions and write-offs.

Corporate and Other OLL and SSL have various types of fee income, including non-refundable subscription fees and transaction fees. Subscription fees that are billed in advance are recorded as revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed.

Concentration of Credit Risk

The Company's trade receivables are from customers across all lines of its business. The Company extends credit to its customers in the normal course of business. The Company regularly reviews its accounts and estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the current financial strength of customers, and other relevant information. Management does not believe significant risk exists in connection with the Company's concentrations of credit at November 30, 2002.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and reported amounts of revenues and expenses during the year. On an on-going basis, management evaluates the estimates and judgements, including those related to the percentage of completion accounting for construction contracts, tanker voyage accounting and container move cost estimates, bad debts, inventories and fish mortality, investments in non-consolidated joint ventures, intangible assets, income taxes, impairment charges, restructuring costs, pension benefits, and contingencies and litigation. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Legal and Environmental Matters

Accruals for legal and environmental matters are recorded when it is probable that a liability has been incurred or an asset impaired and the amount of the loss can be reasonably estimated. Liabilities accrued for legal matters require judgments regarding projected outcomes and range of loss based on historical experience and recommendations of legal counsel. Liabilities for environmental matters require evaluations of relevant environmental regulations and estimates of future remediation alternatives and costs. See Notes 17 and 18.

Foreign Currency Translation

SNSA, incorporated in Luxembourg, has U.S. Dollar share capital and dividends are expected to be paid in U.S. Dollars. SNSA's reporting currency and functional currency is the U.S. Dollar.

The Company translates the financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies (usually local currencies) in accordance with the provisions of the Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation". Under SFAS No. 52, assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rate prevailing during the period. The resulting translation adjustments are recorded in a separate component of "Accumulated other comprehensive income (loss)" as "Translation adjustments, net" in the accompanying consolidated statements of shareholders' equity. Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in "Foreign currency exchange gain (loss), net" in the accompanying consolidated statements of operations.

Capitalized Interest

Interest costs incurred during the construction period of significant assets are capitalized and charged to expense over the lives of the related assets. The Company capitalized $0.2 million, $4.1 million, and $8.0 million of interest in fiscal years 2002, 2001, and 2000, respectively.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting For Income Taxes". SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the enactment date changes. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Provision for income taxes on unremitted earnings is made only for those amounts that are not considered to be permanently reinvested.

Earnings per Share

Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted EPS is computed by adjusting the weighted averag number of shares outstanding during the period for all potentially dilu tive shares and equivalents outstanding during the period using the treasury stock method. As further discussed in Note 21, Founder's shares, which provide the holder thereof with certain control feature only participate in earnings to the extent of $0.005 per share for yea in which dividends are declared, and are limited to $0.05 per share upon liquidation. For purposes of computing EPS, dividends paid on Founder's shares are deducted from earnings to arrive at earnings available to Common shareholders.

All share data, per share data and other references throughout these financial statements have been restated to reflect the share reclassifi cation on March 7, 2001 whereby Class B Shares were reclassified to Common Shares on a one-for-one basis.

The outstanding stock options under the Company's 1987 Stock Option Plan and 1997 Stock Option Plan are included in the diluted EPS calculation to the extent they are dilutive. The following is a reconciliation of the numerator and denominator of the basic and diluted EPS computations.

For the years ended November 30,

(in thousands, except per share data)	2002	2001	2000
Net Income (Loss)	$(102,805)	$23,692	$(12,395)
Less: Dividends on Founder's shares	(69)	(40)	(39)
Net income (loss) attributable to Common shareholders	$(102,874)	$23,652	$(12,434)
Basic weighted average shares outstanding	54,930	54,870	54,684
Dilutive effect of options issued to executives (Note 22)	–	433	–
Diluted weighted average shares outstanding	54,930	55,303	54,684
Basic Earnings (loss) per share	$ (1.87)	$ 0.43	$ (0.23)
Diluted Earnings (loss) per share	(1.87)	0.43	(0.23)

Outstanding options to purchase 2,630,003 shares were not included in the computation of diluted earnings per share at November 30, 2001 because to do so would have been antidilutive. The diluted loss per share for the years ended November 30, 2002 and 2000 do not include common share equivalents in respect to share options of 181,561 and 571,825, respectively, as their effect would be antidilutive. All outstanding options to purchase 3,423,080 and 2,501,144 shares were excluded from the calculation of diluted EPS in 2002 and 2000, respectively, as the Company incurred net losses in these years. Refer to Note 22, "Stock Option Plan" for further discussion.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventory

SOSA inventories and work in progress are stated at the lower of cost or market value. Costs are determined in accordance with the weighted-average cost method. Costs of fitting out and preparing equipment for specific contracts are included in work-in-progress. Such costs, principally labor and materials, are amortized over the shorter of the expected duration of the contracts or the estimated useful life of the asset. Mobilizations relate to costs incurred to prepare and mobilize vessels for new contracts. These costs are recognized as operating expenses over the estimated primary term of the contract.

SSF's raw materials, biomass, and finished goods are valued at average production cost or market price, whichever is lower. Finished goods consist of frozen and processed fish products. SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets, and farming overheads up to a site or farming regional management level. Normal mortalities (mortalities that are natural and expected as part of the life cycle of growing fish) are accounted for by removing the biomass from the records, so that the accumulated capitalized costs are spread over the lower remaining biomass. Abnormal mortalities (higher than natural or expected mortalities due to disease, accident or any other abnormal cause) are accounted for by removing the biomass from the records and writing off the accumulated costs associated with that biomass at the time of the mortality.

Costs are released to the profit and loss account as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of the period. Harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, are expensed in the period in which they are incurred.

Depreciation of Fixed Assets

Fixed assets are recorded at cost. Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and amortized on the same basis as fixed assets described below unless the term of the lease is shorter.

Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

SNTG	
Parcel Tankers and Barges	20 to 25 years
Tank Containers	20 years
Terminal Facilities:	
Tanks and structures	35 to 40 years
Other support equipment	10 to 35 years
Other Assets	3 to 10 years
SOSA	
Construction Support Ships:	
Deepwater heavy construction ships	9 to 25 years
Light construction and survey ships	10 years
Trunkline barges and anchor ships	7 to 20 years
Operating Equipment	7 to 10 years
Buildings	20 to 33 years
Other assets	5 to 10 years
SSF	
Transportation equipment	4 to 7 years
Operating equipment	4 to 10 years
Buildings	20 years
Other Assets	4 to 10 years

Ships are depreciated to a residual value of approximately 10% of acquisition cost, which reflects management's estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other fixed assets.

Depreciation expense, which excludes amortization of capitalized drydock costs, for the years ended November 30, 2002, 2001, and 2000, was $197.8 million, $201.6 million, and $184.2 million, respectively.

Drydock costs are capitalized under the deferral method, whereby the Company capitalizes its drydock costs and amortizes them over the period until the next drydock. Amortization of capitalized drydock costs was $27.5 million, $20.1 million, and $16.2 million for the years ended November 30, 2002, 2001, and 2000, respectively. The unamortized portion of capitalized drydock costs of $62.1 million and $51.0 million is included in "Other non-current assets" in the accompanying consolidated balance sheets at November 30, 2002 and 2001, respectively.

Maintenance and repair costs, which exclude amortization of the costs of ship surveys, drydock, and renewals of tank coatings, for the years ended November 30, 2002, 2001, and 2000, were $83.2 million, $79.9 million, and $76.2 million, respectively, and are included in "Operating Expenses" in the accompanying consolidated statements of operations.

Research and Development Costs

The costs for research and development are expensed as incurred.

Software and Website Development Costs

The Company accounts for costs of developing internal use software and its websites in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Emerging Issues Task Force Issue No. 00-2, "*Accounting for Website Development Costs.*" Accordingly, the Company expenses all costs incurred that relate to the planning and post implementation phases of development. Costs incurred in the development phase are capitalized and amortized over the expected useful life of the software, generally between three and five years. Such costs capitalized amounted to $2.2 million and $6.8 million in 2001 and 2000, respectively. No such costs were capitalized in 2002. Costs associated with the repair or maintenance of the existing website or the development of website content are expensed as incurred.

Financial Instruments

The Company enters into forward exchange and options contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed and forecasted exposures. This hedging minimizes the impact of foreign exchange rate movement on the Company's U.S. dollar results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged. Generally, currency contracts designated as hedges of commercial commitments mature within two years.

For each derivative contract the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge is formally documented. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Contracts are held to their maturity date matching the hedge with the asset or liability hedged. The derivative instrument terms (currency, maturity, amount) are matched against the underlying asset or liability resulting in hedge effectiveness. Hedges are never transacted for trading purposes or speculation.

Unrealized gains and losses on foreign exchange contracts designated as a cash flow hedge are recorded in "Other comprehensive income (loss)" and as an asset or liability on the balance sheet. On maturity, the hedge contract gains or losses are included in the underlying commercial transaction. For hedge contracts designated as a fair value hedge, all realized and unrealized gains or losses are recorded in income.

The Company also uses interest rate swaps to hedge certain underlying debt obligations. For qualifying hedges, the interest rate differential between the debt rate and the swap rate is reflected as an adjustment to interest expense over the life of the swap. Interest rate swap contracts match the maturity of the underlying debt.

The Company uses bunker fuel hedge contracts to lock in the price of future forecasted bunker requirements. The hedge contracts are matched against the type of bunker fuel being purchased resulting in effectiveness between the hedge contract and the bunker fuel purchases. Bunker fuel contracts are designated as cash flow hedges and all unrealized gains or losses are recorded in "Other comprehensive income (loss)" and as an asset or liability on the balance sheet. On maturity, the hedge contract gains or losses are included in the underlying cost of the bunker fuel costs.

Refer to Note 24, "Financial Instruments" for further discussion.

Consolidated Statements of Cash Flows

Cash paid for interest and income taxes was as follows:

For the years ended November 30,

(in thousands)	2002	2001	2000
Interest, net of amounts capitalized	$90,346	$117,043	$102,279
Income taxes	17,640	20,718	35,165

SOSA Class A shares issued in connection with the acquisitions of ETPM S.A. and Danco A/S in 2000 amounted to $139.1 million. Debt assumed in the SOSA acquisition of ETPM S.A. amounted to $89.4 million in 2000, and capital lease obligations assumed in 2000 amounted to $32.0 million.

Debt assumed in SSF acquisitions in 2001 and 2000 amounted to $9.4 million and $4.2 million, respectively.

Investment Securities

The Company determines the appropriate classification of equity securities at the time of purchase. Equity securities classified as available for sale are measured at fair value. Material unrealized gains and losses, net of tax, if applicable, are recorded as a separate component of "Other comprehensive income (loss)" until realized. As of November 30, 2002 and 2001, available-for-sale investments of $17.2 million and $18.1 million are included in "Other non-current assets" in the accompanying consolidated balance sheets.

Investments in Non-consolidated Joint Ventures

The Company has equity investments of 50% or less in various affiliated companies which are accounted for using the equity method. Equity investments in non-consolidated joint ventures are recorded net of dividends received. In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operation of the investee is restricted by the significant participating interest held by another party, the investment is accounted for under the equity method of accounting.

The Company accrues losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

Impairment of Investments in Non-consolidated Joint Ventures

The Company reviews its investments in non-consolidated joint ventures periodically to assess whether there is an "other than temporary" decline in the carrying value of the investment. The Company considers whether there is an absence of an ability to recover the carrying value of the investment by reference to projected undiscounted cash flows for the joint venture. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of certain assets acquired. Goodwill and other intangible assets, which include patents and trademarks, for all acquisitions completed prior to July 1, 2001, were amortized on a straight-line basis, over periods of five to 40 years. The Company continuously monitors the realizable value of goodwill and other intangible assets using expected related future undiscounted cash flows. Total amortization of goodwill and other intangible assets was $11.3 million, $9.9 million, and $8.7 million in 2002, 2001 and 2000, respectively.

Impairment of Tangible Fixed Assets, Goodwill and Other Intangibles

In accordance with SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of," long-lived assets, certain identifiable intangibles and goodwill related to these assets to be held and used are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company determines a current market value for the asset or estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Stock-Based Compensation

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue accounting for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123 (Note 22).

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", established rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, foreign currency translation adjustments, minimum pension liability adjustments, changes in fair value of derivatives and unrealized gains (losses) on securities and is presented in the consolidated statements of shareholders' equity.

Accumulated other comprehensive loss, as of November 30, 2002 and 2001, consisted of the following:

(in thousands)	2002	2001
Cumulative translation adjustments, net	$(51,362)	$ (89,258)
Unrealized loss on securities	(15,365)	(11,938)
Minimum pension liability, net of tax	(9,341)	(4,260)
Net unrealized gain (loss) on cash flow hedges	18,089	(1,601)
	$(57,979)	$(107,057)

Future Adoption of New Accounting Standards

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changes the method by which companies may recognize intangible assets in business combinations and generally requires identifiable intangible assets to be recognized separately from goodwill. Amortization of all existing and newly acquired goodwill on a prospective basis will cease as of December 1, 2002, and thereafter all goodwill and intangibles with indefinite lives must be tested for impairment at least annually, based on the fair value of the reporting unit associated with the respective intangible asset. The effect of the non-amortization provisions on 2003 income cannot be forecasted at this time because acquisitions may occur in 2003. If these statements had been applied to goodwill in prior years, management believes full year net income would have increased by approximately $11.3 million, $9.9 million and $8.7 million or $0.21, $0.18 and $0.16 per share for 2002, 2001 and 2000, respectively.

Also in June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires entities to record a legal obligation associated with the retirement of a tangible long-lived asset in the period in which it is incurred. The fair value of a liability for an asset retirement obligation must be recognized in the period in which it is acquired if a reasonable estimate of fair value can be made. Additionally, the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company plans to adopt this standard effective December 1, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets." This Statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," but retains SFAS No. 121's fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supercedes the accounting/reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for segments of a business to be disposed of, but retains APB Opinion No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The statement is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with earlier application encouraged. The Company plans to adopt this standard effective December 1, 2002.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No.13, and Technical Corrections as of "April 2002" ("SFAS No.145"). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations–Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and

Infrequently Occurring Events and Transactions." In addition, SFAS No.145 amends SFAS No.13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No.145 is effective for fiscal years beginning after May 15, 2002. The Company is currently evaluating the impact that the adoption of SFAS No. 145 will have on its results of operations and financial position. However, the Company does not believe that the adoption of SFAS No. 145 will have a material impact on its results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issue Task Force ("EITF") Issue No. 94-3, "Liabilities Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also established that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company plans to adopt this standard effective December 1, 2002, and does not anticipate that there will be a material impact on its results of operations or its financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. We are currently assessing the impact of FIN 45, but at this point do not believe the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on our financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE")" ("FIN 46"). The objective of the interpretation is to provide guidance for identifying controlling financial interest established by means other than voting interest. It requires consolidation of a VIE by an enterprise that holds such a controlling financial interest (the primary beneficiary). It is intended to require consolidation of VIEs only if those VIEs do not effectively disperse the risk and benefits among the various parties involved. The Company will apply the interpretation to pre-existing VIEs as of the beginning of the Company's fourth quarter of 2003. If existing arrangements are not modified, FIN 46 will require certain leases of the Company to be recorded on the balance sheet, as disclosed further in Note 16.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." This statement amends SFAS No.123, "Accounting for Stock-based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Since the Company is continuing to account for stock-based compensation according to APB No. 25, the adoption of SFAS No. 148 will require the Company to provide prominent disclosure about the effects of SFAS No. 123 on reported income. SFAS No. 148 shall be effective for fiscal years ending after December 15, 2002.

Presentation of Financial Statements

The 2000 and 2001 consolidated financial statements have been revised to reflect reclassifications and disclosures to conform with the 2002 presentation as follows:

- Reclassification of gain on disposals of assets of $14.3 million and $2.2 million in 2001 and 2000, respectively, from "Non-operating (expense) income" to "Gain on disposal of assets", within "Income (loss) from operations" in the consolidated statement of operations.
- Reclassification of other income (loss) of $1.2 million and $0.7 million in 2001 and 2000, respectively, from "Non-operating (expense) income" to "Other operating income (expense), net" within "Income (loss) from operations" in the consolidated statement of operations.
- Reclassification of "Dividends from non-consolidated joint ventures" of $12.7 million and $2.7 million in 2001 and 2000, respectively, from "Net cash used in investing activities" to "Net cash provided by operating activities" in the consolidated statements of cash flows
- Disclosures in Note 8, "Trade Receivables" to present unbilled receivables of $215.1 million in 2001 and unbilled receivables due in respect of disputed variation orders and claims of SOSA of $4.4 million in 2001.
- Reclassifications within the table reconciling the Company's effective tax rate to the statutory tax rate in Note 7, "Income taxes".
- Reclassification of "Investments in and advances to non-consolidated joint ventures" of $130.0 million and "Other non-current assets" of $116.5 million from "Investments in non-consolidated joint ventures and other assets" in the consolidated balance sheet for 2001.
- Reclassification of "Accrued expenses" of $188.5 million and "Other current liabilities" of $61.4 million from "Other accrued and current liabilities" in the consolidated balance sheet for 2001.
- Reclassification of "Prepaid expenses" of $89.7 million and "Other current assets" of $17.7 million from "Prepaid expenses and other current assets" in the consolidated balance sheet for 2001.

3. Business Acquisitions

SOSA-NKT Acquisition

On December 7, 1999, SOSA completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. The transaction was effected through the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in NKT. NKT is owned 51% by NKT Holdings A/S, and 49% by SOSA through Danco A/S. The total consideration for the acquisition was $36.0 million: $10.5 million cash and the issue of 1,758,242 SOSA Class A Shares, with an average guaranteed value of $14.475 per share for a value of $25.5 million. The Class A Shares have subsequently been converted to SOSA Common Shares on a one-for-one basis.

The acquisition of Danco A/S has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of cash paid over the fair value of net assets acquired was recorded as goodwill of $2.1 million at the date of acquisition. The Company accounts for the investment in NKT as a non-consolidated joint venture under the equity method.

On February 20, 2002, SOSA paid cash of $3.4 million to repurchase 249,621 of its Common Shares previously issued to NKT Holdings A/S at a guaranteed price of $13.65 per share, as shown in the below table. $1.6 million related to the settlement of the minimum share price guarantee, being the difference between the guarantee price and the market price of SOSA Common Shares on February 20, 2002. The remaining $1.8 million represented the market value of the shares repurchased. These shares were subsequently sold to SNSA, SOSA's majority shareholder, on November 19, 2002.

As of November 30, 2002, SOSA continued to have an obligation for an average guaranteed value of $15.30 per share over 879,121 Common Shares. NKT Holdings A/S has advised SOSA of its intention to sell all of these shares as permitted by the NKT acquisition agreement. SOSA in turn has notified NKT Holdings A/S that it will organize the sale and it is SOSA's intention to buy the shares back in the second quarter of 2003. The transaction will be funded through the use of existing credit facilities of SOSA.

SOSA-ETPM Acquisition

On December 16, 1999, SOSA acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"). GTM was subsequently acquired by Groupe Vinci S.A. ("Vinci"). The remaining 45% of ETPM was acquired by SOSA on February 4, 2000.

The total consideration for the acquisition was $350.0 million and was comprised of the following items: (i) $111.6 million in cash; (ii) the issue of 6,142,857 SOSA Class A Shares, which have subsequently been converted to SOSA Common Shares on a one-for-one basis, with a minimum guarantee price of $18.50 per share for a total value of $113.6 million; (iii) the assumption of debt of $18.4 million due from ETPM to GTM and debt of $71.0 million due to third parties; (iv) acquisition costs of $3.4 million; and (v) $32.0 million being the net present value at acquisition of a hire purchase arrangement for two ships owned by GTM, *the Seaway Polaris* and the *DLB 801*, with an early purchase option after two years.

The acquisition has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. There was no goodwill associated with this transaction. As a result of the share price guarantee, the Company recorded an addition to Paid in Surplus.

On May 3, 2002, SOSA paid cash of $113.6 million to repurchase the 6,142,857 of its Common Shares previously issued to Vinci, as shown in the below table. $58.9 million related to the settlement of the minimum share price guarantee. The remaining $54.7 million paid represented the market value of the shares repurchased. These shares were subsequently sold to SNSA during 2002.

The impact of SOSA's share repurchases on the financial statements of SNSA is summarized in the following table.

	Guaranteed price	Market price on date of repurchase	Number of SOSA Shares purchased	Repurchase of shares by Stolt Offshore (in thousands)	Settlement of share price guarantees by Stolt Offshore (in thousands)	Total Paid (in thousands)
NKT Holdings A/S	$13.65	$7.05	249,621	$ 1,760	$ 1,647	$ 3,407
Groupe Vinci S.A.	$18.50	$8.91	6,142,857	54,733	58,910	113,643
Total			6,392,478	$56,493	$60,557	$117,050

Any future settlement due to the minimum share price guarantee will be made in cash. Cash payments made in connection with the share price guarantee, if warranted, will reduce the Company's Paid in Surplus. As a result of the settlement of the share price guarantees in 2002 by Stolt Offshore, the Company recorded a reduction to SNSA's Paid-in Surplus of $29,372.

During 2002, as part of the transactions to settle the share price guarantees in respect of the acquisitions of ETPM and NKT, as described above, SOSA repurchased 6,392,478 SOSA Common Shares which were subsequently issued to the Company as a partial repayment of $38.4 million of a total intercompany loan of $64.0 million. In November 2002, SOSA issued 6,019,287 SOSA Common Shares to SNSA for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan provided by SNSA to assist in funding the settlement of these guarantees. SNSA holds a 63% economic interest in SOSA after the above transactions.

During 2000, the Company converted $200 million of an intercompany loan with SOSA for 19,775,223 Common Shares.

SOSA-Paragon and Litwin Acquisitions

In 2001, SOSA paid $16.7 million to acquire two engineering services companies, Paragon Engineering Services, Inc. and Ingerop Litwin. These acquisitions generated $10.5 million of goodwill and intangible assets. Total assets acquired and liabilities assumed in the 2001 acquisitions of SOSA amounted to $45.0 million and $28.3 million, respectively.

SSF Acquisitions

In 2001 SSF paid $80.6 million for several acquisitions, mainly including Australian Bluefin Pty Ltd., a company involved in the ranching of southern bluefin tuna in Australia, and Sociedad Pesquera Eicosal SA, a producer of Atlantic salmon, salmon trout and coho in Chile. These acquisitions generated $58.5 million of goodwill and intangible assets. Total assets acquired and liabilities assumed in the 2001 acquisitions of SSF amounted to $104.9 million and $24.3 million, respectively. Debt assumed in the SSF acquisitions amounted to $9.4 million.

4. Goodwill and Other Intangible Assets

Goodwill and other intangible assets, net of accumulated amortization, is as follows:

As of November 30,

(in millions)	2002	2001
Goodwill and other intangible assets	$ 101.0	$ 255.1
Accumulated amortization	(15.0)	(32.4)
Total	$ 86.0	$222.7

Impairment of Goodwill

The Company incurred goodwill write-offs of $118.0 million in 2002, including $106.4 million for SOSA, $7.8 million for SSF, $3.1 million for SNTG, and $0.7 million relating to other corporate investments in SSF.

SOSA

During the year ended November 30, 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led SOSA to perform an impairment review of all goodwill on acquisition. As a result, impairment charges totalling $106.4 million were recorded against goodwill, of which $103.0 million related to the entire remaining goodwill on the acquisition of Ceanic Inc. ("Ceanic"). The remainder of the impairment related to the write-off of goodwill arising on the acquisition of NKT and PT Komaritim Indonesia ("PT Komaritim").

Several factors were taken into account in the decision to record an impairment charge of $103.0 million to eliminate the entire remaining goodwill on acquisition of Ceanic. The acquisition was made in 1998 as part of a strategy to establish a presence in one of the world's most important offshore markets, at a price that reflected rising oil prices and favorable investment conditions. Since then, the Gulf of Mexico offshore market has experienced an unprecedented downturn. As a result, the North America Region was loss-making for the 3 years ended November 30, 2001, and again performed below management's expectations and incurred losses in 2002. Recent market analysts' reports indicate that the major oil companies are directing their development funds away from U.S. waters and towards overseas targets, particularly West Africa, where the per-barrel recovery costs are lower. SOSA foresees no significant upturn in demand in the Gulf of Mexico market in 2003, and has therefore revised earlier assumptions of long term market growth. SOSA performed an impairment test based on the discounted cash flow projections, and determined that the goodwill was fully impaired. SOSA's strategy is still to maintain a strong competitive presence in the Gulf of Mexico, and is planning to expand its service offering to the ultra-deepwater market in this and other regions, including ship-board Radial Friction Welding. This goodwill was previously amortized over 25 years on a straight-line basis.

The NKT joint venture has been loss-making since SOSA acquired its 49% share in 2000, and the market for flexible pipes has not grown as quickly as expected, with the result that the joint venture has suffered from excess production capacity and has not met its performance targets. During 2002, NKT management revised its strategy to focus on efficiency on the basis of slower growth in the next few years than initially forecast. SOSA performed an impairment test based on the discounted cash flow projections, and determined that the goodwill was fully impaired. An impairment adjustment of $1.8 million was recorded in November 2002. This goodwill was previously amortized over 10 years on a straight-line basis.

SOSA's PT Komaritim subsidiary in Indonesia has been loss-making for several years, and in 2002 once again under-performed management's expectations. The Indonesian market is still characterized by high competition in the shallow water sector, an environment in which SOSA is unable to fully leverage its technology and core expertise. SOSA determined, on the basis of discounted cash flows, that the goodwill was fully impaired, and a charge of $1.6 million was recorded in the year ended November 30, 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

SSF

During the year ended November 30, 2002, the continuing poor results obtained in salmon aquaculture activities led SSF to perform an impairment review of all goodwill on acquisition of such activities. As a result, impairment charges totalling $7.8 million were recorded against goodwill, of which $6.3 million related to the entire remaining goodwill on acquisitions in Scotland. The remaining $1.5 million of the impairment charge related to the write-off of goodwill arising on the acquisition of DE Salmon in the state of Maine, U.S. ("DE Salmon").

Gaelic Seafoods Limited and Harlosh Salmon Limited were acquired in December 1997 and February 2001, respectively. SSF has performed an impairment test based on the discounted cash flow projections and determined that the goodwill associated with these acquisitions in Scotland was fully impaired. An impairment adjustment of $6.3 million was recorded in November 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

DE Salmon was acquired in September 1999. SSF determined, on the basis of discounted cash flows, that the goodwill associated with this acquisition was fully impaired, and a charge of $1.5 million was recorded in November 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

SNTG

In early 1997, SNTG acquired the tank container operations of Challenge International S.A., a company based in France. During the year ended November 30, 2002, management of Stolt-Nielsen Transportation Group SAS, the French subsidiary operating these tank container assets, agreed to dispose of the primary asset of the company being its fleet of tank containers. On the basis of this early disposal of the assets by the French subsidiary, an impairment review of the goodwill was undertaken on this acquisition and an impairment charge of $3.1 million was recorded.

Impairment of Other Intangible Assets

During the year ended November 30, 2001, in light of the increased worldwide recognition of the Stolt Offshore name and the discontinuation of the use of the Comex name, SOSA reviewed the carrying value of its former trade name Comex for possible impairment. SOSA determined that the value of the trade name had been impaired and recorded a charge of $7.9 million in its results of operations for the write-off of the trade name, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Prior to the write-off, this asset was being amortized over 30 years on a straight-line basis.

5. Gain On Disposal Of Assets

Gain on disposal of assets is comprised of the following:

For the years ended November 30,

(in thousands)	2002	2001	2000
Sale of SNTG ships	$ 141	$ 430	$ 438
Sale of SNTG tank containers	374	323	–
Sale of SNTG terminals	655	12,204	–
Sale of SOSA assets	8,003	1,234	572
Sale of other assets	1,089	84	1,162
	$10,262	$14,275	$2,172

During 2002 the Company recorded a gain on sale of other assets on SNTG of approximately $1.1 million primarily associated with the sale of a Company apartment in Singapore.

In addition, SOSA recorded a gain of $8.0 million relating to the sale of assets of Big Inch Marine Systems, Inc.

In 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL for a pretax gain of $12.2 million, $7.3 million after tax. The Company also recorded a gain of $1.2 million on the sale of assets of Hard Suits Inc., a specialized diving company of SOSA. In 2000, SNTG sold tank containers for $49.6 million, which approximated their carrying value, and such tank containers were subsequently leased back.

In February 2001, the Company sold approximately 19% of its interest in OLL to Aspen Technology Inc. ("AspenTech"). Under certain conditions, the purchase price is refundable to AspenTech in 2006 by OLL. As such, no gain has been recognized in connection with the sale. Additionally, due to the Company's obligation to fund OLL and the potential refund by OLL to AspenTech of the purchase price, the Company has recognized 100% of OLL's losses each year, without a reduction for minority interest. The deferred gain on the original transaction, which amounted to $9.5 million, is included in "Other non-current liabilities" in the accompanying consolidated balance sheets as of November 30, 2002 and 2001.

6. Restructuring Charges

In early 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets and reduce costs. One aspect of this initiative was an overhead reduction effort, announced in January, 2002. A total of $9.6 million has been incurred for severance, relocation and other costs through November 30, 2002. Substantially all of these charges were expensed and paid in 2002. The SNTG restructuring program in 2002 included the termination of 108 employees and the relocation of 27 employees.

In 2000, SOSA recorded restructuring charges of $3.3 million related to the integration of ETPM. The reorganization program removed duplicate capacity in the U.K. and SEAME regions. SOSA recorded redundancy costs of $0.9 million to eliminate duplicate functions in the U.K., and $1.7 million to close SOSA's Marseilles, France office, while transferring all operational and administrative functions for the SEAME region to Paris, France, which was the ETPM administrative headquarters. Additionally, integration costs of $0.7 million were incurred in the introduction of common information and reporting systems and standardization of processes across the enlarged SOSA organization. Substantially all of the charges were expensed and paid in the year ended November 30, 2000.

7. Income Taxes

The following tables present the United States and foreign components of the income tax provision for the fiscal years ended 2002, 2001 and 2000 by business segment:

For the year ended November 30, 2002

(in thousands)	**SNTG**	**SOSA**	**SSF**	**Total**
Current:				
U.S.	**$6,081**	**$ 1,340**	**$ –**	**$ 7,421**
Non-U.S.	**3,060**	**12,724**	**5,041**	**20,825**
Deferred:				
U.S.	**–**	**10,781**	**1,107**	**11,888**
Non-U.S.	**–**	**(16,687)**	**(5,478)**	**(22,165)**
Income tax provision	**$9,141**	**$ 8,158**	**$ 670**	**$ 17,969**

For the year ended November 30, 2001

(in thousands)	SNTG	SOSA	SSF	Total
Current:				
U.S.	$4,582	$ –	$ 135	$ 4,717
Non-U.S.	978	25,052	6,699	32,729
Deferred:				
U.S.	–	–	(4,021)	(4,021)
Non-U.S.	–	(4,433)	(1,431)	(5,864)
Income tax provision	$5,560	$20,619	$ 1,382	$27,561

For the year ended November 30, 2000

(in thousands)	SNTG	SOSA	SSF	Total
Current:				
U.S.	$ 6,036	$ 13	$ 303	$ 6,352
Non-U.S.	1,227	12,940	4,748	18,915
Deferred:				
U.S.	–	(5,953)	–	(5,953)
Non-U.S.	4,500	(10,778)	2,338	(3,940)
Income tax provision (benefit)	$11,763	$ (3,778)	$7,389	$15,374

50 of 69

The following presents the reconciliation of the provision for income taxes to United States federal income taxes computed at the statutory rate:

(in thousands)	2002	2001	2000
Income (loss) before income tax provision and minority interest	$(141,032)	$46,999	$(13,335)
Tax at U.S. federal rate (35%)	$ (49,361)	$16,450	$ (4,667)
Differences between U.S. and non-U.S. tax rates	3,444	2,279	4,322
U.S./Non-U.S. source shipping and other income not subject to income tax	(14,054)	(35,987)	(15,592)
Losses not benefited and increase in valuation allowance	50,727	39,031	22,320
Change to U.K. tonnage tax regime	(21,307)	(15,200)	–
Imputed interest deduction	–	(5,381)	(5,142)
Withholding and other taxes	8,805	10,434	9,150
Non-deductible amortization and impairment of goodwill and other intangibles	38,909	4,986	3,424
Adjustments to estimates relative to prior years	–	11,219	2,286
Other, net	806	(270)	(727)
Income tax provision	$ 17,969	$27,561	$ 15,374

Substantially all of SNTG's shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on shipping operations. Pursuant to the U.S. Internal Revenue Code of 1986, as amended, effective for the Company's fiscal years beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations and whose shareholders meet certain residency requirements.

The Company believes that substantially all of SNTG's shipowning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. The Internal Revenue Service has examined those requirements through fiscal 1992 and have not proposed any adjustments. For these reasons, no provision for U.S. income taxes has been made with respect to SNTG's U.S. source shipping income.

The Company and its subsidiaries' income tax returns are routinely examined by various tax authorities. In management's opinion, adequate provision for income taxes have been made for all open years.

The components of the Company's deferred tax assets and liabilities as of November 30, 2002 and 2001 are as follows:

As of November 30, 2002

(in thousands)	SNTG	SOSA	SSF	Total
Deferred Tax Assets:				
Net operating loss carryforwards	$ 6,221	$ 62,979	$ 16,275	$ 85,475
Other timing differences	11,628	33,036	3,272	47,936
Gross deferred tax assets	17,849	96,015	19,547	133,411
Valuation allowances	(6,200)	(74,275)	(330)	(80,805)
Deferred tax assets—net	11,649	21,740	19,217	52,606
Deferred Tax Liabilities:				
Differences between book and tax depreciation	(19,093)	(25,828)	(6,936)	(51,857)
U.S. State deferred taxes	(3,580)	–	–	(3,580)
Deferred tax liabilities	(22,673)	(25,828)	(6,936)	(55,437)
Net deferred tax (liability)/asset	$(11,024)	$ (4,088)	$ 12,281	$ (2,831)
Current deferred tax asset	$ 531	$ –	$ 2,137	$ 2,668
Non-current deferred tax asset	1,993	3,101	23,632	28,726
Current deferred tax liability	–	–	(13,488)	(13,488)
Non-current deferred tax liability	(13,548)	(7,189)	–	(20,737)
	$(11,024)	$ (4,088)	$ 12,281	$ (2,831)

In fiscal 2001, the Company's U.K. shipping subsidiaries elected to join the U.K. tonnage tax regime, under which taxable income is computed by reference to vessel tonnage rather than by reference to profits. As a result, the Company released $15.2 million of the deferred tax liability associated with the U.K. shipping subsidiaries electing into the regime. In fiscal 2002, the Company released an additional $21.3 million of deferred tax liability as such liability was determined to no longer be necessary pursuant to the tonnage tax regime.

The U.K. tonnage tax regime includes a provision whereby a proportion of tax depreciation previously claimed by the Company may be subject to tax in the event that a significant number of vessels are sold and are not replaced. At November 30, 2002, the contingent liability associated with the related vessels was $46.2 million, of which $8.0 million is recognized in the financial statements as the deferred tax liability in respect of anticipated non tonnage tax use of those ships. The contingent liability related to the tonnage tax regime decreases over the first seven years following entry into the tonnage tax regime, to nil. As management has no current intention to dispose of the vessels, no provision has been made for this contingent liability.

As of November 30, 2001

(in thousands)	SNTG	SOSA	SSF	Total
Deferred Tax Assets:				
Net operating loss carryforwards	$ 3,575	$77,128	$ 21,736	$102,439
Differences between book and tax depreciation	–	–	12,868	12,868
Other timing differences—net	4,068	38,118	–	42,186
Gross deferred tax assets	7,643	115,246	34,604	157,493
Valuation allowances	(3,575)	(57,142)	(3,323)	(64,040)
Deferred tax assets—net	4,068	58,104	31,281	93,453
Deferred Tax Liabilities:				
Differences between book and tax depreciation	(17,143)	(63,290)	–	(80,433)
U.S. State deferred taxes	(3,696)	–	–	(3,696)
Other timing differences	–	–	(24,302)	(24,302)
Deferred tax liabilities	(20,839)	(63,290)	(24,302)	(108,431)
Net deferred tax (liability)/asset	$(16,771)	$ (5,186)	$ 6,979	$ (14,978)
Current deferred tax asset	$ 199	$ 2,622	$ 1,138	$ 3,959
Non-current deferred tax asset	940	10,386	24,800	36,126
Current deferred tax liability	–	–	(18,959)	(18,959)
Non-current deferred tax liability	(17,910)	(18,194)	–	(36,104)
	$(16,771)	$ (5,186)	$ 6,979	$ (14,978)

Withholding and remittance taxes are not recorded on the undistributed earnings of SNSA's subsidiaries since under the current tax laws of Luxembourg and the countries in which substantially all of SNSA's subsidiaries are incorporated, no taxes would be assessed upon the payment or receipt of dividends.

As of November 30, 2002, SNTG, SOSA and SSF had approximately $18.3 million, $186.0 million and $60.0 million, respectively, of net operating loss carryforwards for tax purposes, which, if they remain unused will expire as follows:

(in thousands)	SNTG	SOSA	SSF	Total
2003	$ 3	$ 809	$ 8,753	$ 9,565
2004	3	12,677	5,139	17,819
2005	3	15,248	7,718	22,969
2006	3	187	1,478	1,668
2007	3	7,645	12,719	20,367
Thereafter	6	103,753	12,543	116,302
Indefinite carryforward	18,242	45,671	11,663	75,576
Total	$18,263	$185,990	$60,013	$264,266

As of November 30, 2002, the $18.2 million of NOLs related to SNTG's operations in Brazil have been fully reserved.

The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The valuation allowance increased to $80,805 in fiscal 2002 from $64,040 in fiscal 2001. The increase in the valuation allowance results from an increase in the net operating loss and other deferred tax assets that may not be realized.

As of November 30, 2002, the current deferred tax asset of $2.7 million is included within "Other current assets." The current deferred tax liability of $13.5 million is included within "Other current liabilities."

8. Trade Receivables

Trade receivables at November 30, 2002 and 2001 of $573.0 million and $566.6 million, respectively, are net of allowances for doubtful accounts of $13.5 million and $15.2 million, respectively. Included in trade receivables at November 30, 2002 and 2001 was $261.9 million and $215.1 million, respectively, of unbilled receivables. Included within the unbilled trade receivables at November 30, 2002 and 2001, was $46.2 million and $4.4 million relating to unbilled receivables due in respect of disputed variation orders and claims of SOSA. SOSA has obtained an independent party's report to corroborate management assertions on the amount of variation orders and claims for which recovery is both probable and could be reliably estimated.

9. Inventories

Inventories at November 30, 2002 and 2001 consisted of the following:

2002 (in thousands)	**SNTG**	**SOSA**	**SSF**	**Total**
Raw materials	$114	$ –	$ 6,471	$ 6,585
Consumables	129	16,817	1,392	18,338
Work-in-progress	54	708	–	762
Seafood biomass	–	–	138,362	138,362
Finished goods	–	–	67,451	67,451
	$297	$17,525	$213,676	$231,498

2001 (in thousands)	SNTG	SOSA	SSF	Total
Raw materials	$ 77	$ –	$ 6,023	$ 6,100
Consumables	248	21,197	735	22,180
Work-in-progress	21	4,227	–	4,248
Seafood biomass	–	–	126,206	126,206
Finished goods	–	–	27,961	27,961
	$346	$25,424	$160,925	$186,695

10. Restricted Cash Deposits

Restricted cash deposits comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain third-party obligations. There are no other significant conditions on the restricted cash balances.

11. Investments In And Advances To Non-Consolidated Joint Ventures

Investments in and advances to non-consolidated joint ventures include the following:

As of November 30,

(in thousands)	Geographic Location	Ownership %	2002	2001
Tankers				
Stolt-Nielsen Asia Pacific Inc.	Singapore	50%	$ 7,792	$ 9,985
NYK Stolt Tankers S.A.	Japan	50%	24,988	18,649
Chemical Transporter Ltd.	Sweden	25%	1,365	1,365
Stolt Neva River Tanker Ltd.	Bermuda	60%	179	179
Edgewater Park Associates Inc.	United States	50%	2,013	2,139
SIA LAPA Ltd.	Latavia	49%	1,223	791
Seabulk International Inc.	United States	33%	1,599	1,149
Stolt Marine Tankers LLC	United States	25%	5,584	6,313
			44,743	40,570
Tank Containers				
N.C. Stolt Transportation Services Co., Ltd.	Japan	50%	487	436
N.C. Stolt Chuyko Transportation Services Co., Ltd.	Japan	35%	601	526
Hyop Woon Stolt Transportation Services Co., Ltd.	South Korea	50%	225	263
			1,313	1,225
Terminals				
Dovechem Stolthaven Ltd.	Singapore/China	37%	33,564	31,989
Jeong-IL Stolthaven Ulsan Co. Ltd.	South Korea	50%	16,937	15,287
Stolthaven Westport Sdn. Bhd.	Malaysia	40%	2,539	2,282
			53,040	49,558
SOSA				
NKT Flexible I/S	Denmark, Corporate	49%	5,827	18,379
Mar Profundo Girassol	West Africa, SEAME	50%	8,618	9,580
Sonamet	West Africa, SEAME	55%	(501)	(7,458)
Sonastolt	West Africa, SEAME	55%	6,331	6,150
Seaway Heavy Lifting Limited	Cyprus, Corporate	30%	2,600	3,191
Stolt/Subsea 7	Norway	50%	1,551	2,597
Kingfisher D.A.	Norway	50%	4,346	3,130
Other	SEAME, Norway	–	2	(40)
			28,774	35,529
SSF				
Engelwood Packing Co. Ltd.	Canada	50%	1,039	833
Landcatch Chile Ltda.	Chile	50%	1,109	1,348
Midt-Finnmark Smolt AS	Norway	37%	800	866
			2,948	3,047
Other			35	96
Total			$130,853	$130,025

In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operation of the investee is restricted by the significant participating interest held by another party, the investment is accounted for under the equity method of accounting.

The Company accrues losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

The Company's share of equity in the net loss of NKT Flexibiles I/S includes $8.1 million, before minority interest in Stolt Offshore, in respect of fixed asset impairment charges recorded by the joint venture. This is in addition to the impairment charge of $1.8 million on the NKT investment as discussed in Note 4.

Summarized financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the non-consolidated joint ventures' financial statements, is as follows:

Income statement data:

For the years ended November 30,

(in millions)	2002	2001	2000
Net operating revenue	**$545**	$506	$552
Gross profit	**107**	71	50
Net income	**21**	39	10

Balance sheet data:

As of November 30,

(in millions)	2002	2001
Current assets	**$241**	$271
Non-current assets	**562**	304
Current liabilities	**295**	298
Non-current liabilities	**376**	210

The income statement data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

For the years ended November 30,

(in millions)	2002	2001	2000
Charter hire revenue	**$29.5**	$39.5	$72.0
Tank container cleaning station revenue	**3.6**	3.4	2.0
Rental income (from office building leased to the Company)	**2.4**	2.4	2.3
Charter hire expense	**79.8**	60.6	56.3
Management and other fees	**40.5**	63.0	41.1
Freight and Joint Service Commission	**1.4**	3.2	3.8
Interest expense	**0.4**	0.2	1.3

The balance sheet data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

As of November 30,

(in millions)	2002	2001
Amounts due from the Company	**$ 2.3**	$14.3
Amounts due to the Company	**104.4**	91.7

Included within "Amounts due to the Company" is $74.9 million and $67.6 million at November 30, 2002 and 2001, respectively, for trade receivables from joint ventures. These amounts are reflected in the consolidated balance sheets as "Receivables from related parties." The remaining amounts due to the Company are included in "Investments in and advances to non-consolidated joint ventures".

12. Employee and Officer Loans

Included in "Other current assets" are loans to employees of $2.5 million and $4.7 million as of November 30, 2002 and 2001, respectively. In addition, included in "Other non-current assets" are loans to employees of $1.3 million and $0.9 million as of November 30, 2002 and 2001, respectively.

13. Short-Term Bank Loans And Lines Of Credit

Loans payable to banks, which amounted to $332.0 million, and $284.1 million at November 30, 2002 and 2001, respectively, consist principally of drawdowns under bid facilities, lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 1.0% to 12% for 2002, and from 1.4% to 7.8% for 2001. The weighted average interest rate was 2.5% and 4.7% for the years ended November 30, 2002 and 2001, respectively.

As of November 30, 2002, the Company had various credit lines, including committed lines, ranging through 2005 totaling $1,075.2 million, of which $408.1 million was available for future use. Commitment fees for unused lines of credit were $1.9 million, $1.5 million and $2.0 million for the years 2002, 2001 and 2000, respectively.

Of the $1,075.2 million of credit lines available at November 30, 2002, $705 million are committed beyond one year. The remainder consists of: a $180 million SNTG revolving credit line maturing on November 26, 2003 which the Company plans to renew; a $55 million reduction of a $385 million SOSA revolving credit line effective August 31, 2003; and $135.2 million of various credit facilities subject to renewal periodically.

Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability to draw funds from time to time. Of the amounts drawn down under these facilities, $335 million has been classified as long-term debt in connection with a revolving credit agreement expiring in 2005. The Company has the ability and the intent to classify the amount drawn under this agreement as long-term debt.

14. Long-Term Debt And Capital Lease Obligations

Long-term debt and capital lease obligations, as of November 30, 2002 and 2001, consisted of the following:

(in thousands)	**2002**	2001
Senior unsecured notes On 11/30/02 interest rates ranged from 7.46% to 8.98%, maturities vary through 2013	**$ 466,600**	$ 504,000
Revolving credit agreement On 11/30/02, the weighted average interest rate was 2.97%	**335,000**	335,000
Preferred ship fixed rate mortgages On 11/30/02 fixed interest rates ranged from 4.5% to 8.52%, maturities vary through 2013	**223,882**	263,384
Preferred ship variable rate mortgages On 11/30/02 interest rates ranged from 2.29% to 4.5%, maturities vary through 2013	**211,795**	172,095
Marine Terminal Revenue Bond On 11/30/02 interest rate was 1.15%, maturing in 2014	**9,600**	9,600
Bank and other notes payable On 11/30/02 interest rates ranged from 2.45% to 8.5%, maturities vary through 2026	**72,508**	99,740
Capital lease obligations On 11/30/02 maturities vary through 2005	**692**	24,952
	1,320,077	1,408,771
Less—current maturities	**(165,067)**	(133,016)
	$1,155,010	$1,275,755

On November 30, 2001, the Company's senior unsecured notes carried fixed interest rates ranging from 7.46% to 8.98%, preferred ship fixed rate mortgages had interest rates ranging from 4.5% to 8.74%, preferred ship variable rate mortgages had interest rates ranging from 2.40% to 2.88%, the economic development and other bonds had an interest rate of 1.5%, and the bank and other notes payable had interest rates ranging from 2.65% to 10.4%.

Long-term debt is denominated primarily in U.S. dollars, with $30.9 million and $38.1 million denominated in other currencies as of November 30, 2002 and 2001, respectively. The Company has hedged a significant portion of the foreign currency denominated debt exposure with interest rate and foreign exchange swaps.

Annual principal repayments of long-term debt for the five years subsequent to November 30, 2002 and thereafter are as follows:

(in thousands)	
2003	$ 164,852
2004	140,455
2005	527,029
2006	147,580
2007	103,046
Thereafter	236,423
	$1,319,385

Agreements executed in connection with certain debt obligations require that the Company maintains defined financial ratios and also impose certain restrictions relating, among other things, to payment of cash dividends (see Note 23), and purchases and redemptions, of capital. The Company, through its subsidiaries, has debt agreements which include various financial covenants. Most of the Company's debt agreements provide for a cross default in the event of a material default in another agreement, including those facilities maintained by SOSA. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of amounts due to them. Certain of the debt is secured by mortgages on vessels, tank containers, terminals, and seafood facilities with a net book value of $1,599.3 million as of November 30, 2002.

The Secured Credit Facilities of SOSA contain various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to tangible net worth and maximum consolidated debt to EBITDA.

The SOSA debt covenants were renegotiated with the banks in January 2003 in order to permit higher multiples of EBITDA to be used in 2003. SOSA's most recent covenant calculations and projections, which include a number of investments for disposal, indicate that there is a narrow margin of compliance with the Debt to EBITDA ratio covenant at the first and second quarters of 2003, and with the tangible net worth covenant throughout 2003. Non-compliance would lead to the facilities potentially being repayable on demand. These covenant projections are subject to the risk factors inherent in forecasting income and cash flows in the offshore contracting industry. Examples of these uncertainties include, but are not limited to, the timing and quantum of agreement of variation orders and claims with customers; changes in estimates of costs to complete projects; the timing of receipt of trade receivables; recoverability issues on outstanding invoices; changes in estimates of the probable outcome of legal disputes and tax matters; fixed asset impairments; and results from joint ventures. SOSA takes the view that, despite these uncertainties, it has the possibility to take timely corrective action to prevent breach of its covenants, and on that basis it has obtained a commitment from SNSA to provide a subordinated credit line of $50 million, which is currently available until November 28, 2003 and which is excluded in the calculation of covenants. In addition, SNSA has agreed to provide to SOSA support for bonding lines and performance guarantees to enable tendering to continue.

Furthermore, SOSA has made contingency plans in the event that the operational results for the year fall below the latest updated estimates. SOSA's management is continuously investigating ways to strengthen the capitalization of SOSA.

As of November 30, 2002, the most restrictive covenant within the Company's loan agreements provides for cumulative limitations on certain payments including dividend payments, share repurchases, and investments and advances to non-consolidated joint ventures and other entities if any. At November 30, 2002 the Company is in compliance with such covenants.

At November 30, 2002, property under capital leases, comprising operating and other equipment, amounts to $2.3 million at cost. Accumulated amortization of these leases is $1.3 million.

Minimum payments under capital lease obligations at November 30, 2002, which are due primarily in U.S. dollars, are as follows:

(in thousands)	
2003	$215
2004-2005	477
Present value of net minimum lease payments	$692

15. Leases

Operating Leases

As of November 30, 2002, the Company was obligated to make payments under long-term operating lease agreements for tankers, land, terminal facilities, tank containers, barges, construction support, diving support, survey and inspection ships, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

In the second quarter of 2002, SNTG sold tank containers for $29.8 million, which approximated their carrying value, and such tank containers were subsequently leased back. SNTG also sold 12 chemical parcel tankers, with a net book value of $56.4 million, for $97.7 million in cash less $2.1 million of transaction costs. Such tankers were also leased back, and the resulting deferred gain of $39.2 million on the sale/leaseback transaction is being amortized over the maximum lease term of 4.5 years. The amortization of the deferred gain is included in "Operating Expenses," in the accompanying consolidated statements of operations. These two lease arrangements are being treated as operating leases for accounting purposes.

In the third quarter of 2002, SNTG entered into agreements with various Japanese shipowners for the charter hire of seven parcel tankers with anticipated deliveries in 2003 through 2005. These new buildings are expected to replace tankers in the SNTG fleet that the Company plans to scrap over the next several years. In connection with these agreements, which are for an initial minimum period of approximately 5 years and include extension and purchase options, the Company has time charter commitments, that have been included in the below table, for these operating leases of approximately $176.1 million for the period of 2003 through 2010.

Minimum annual lease commitments and sub-lease income under agreements which expire at various dates through 2010, and which are payable in various currencies are as follows:

(in thousands)	
2003	$129,601
2004	110,766
2005	111,999
2006	100,695
2007	70,328
Thereafter	71,983
	595,372
Less—sub-lease income	(10,047)
	$585,325

Rental and charter hire expenses under operating lease agreements for the years ended November 30, 2002, 2001, and 2000 were $129.1 million, $139.5 million, and $117.9 million, respectively, net of sub-lease income of $2.4 million, $1.7 million, and $2.9 million, respectively.

16. Variable Interest Entities

In addition to the Company's on-balance sheet borrowings and available credit facilities, and as part of the overall financing and liquidity strategy, the Company has sold twelve parcel tankers to a variable interest entity with 3% of contributed outside equity, which was established for the sole purpose of owning the ships. The ships are mortgaged by the variable interest entity as collateral for the related financing arrangement. The holders of the financing arrangement retain the risk and reward, in accordance with their respective ownership percentage.

The ships were leased by the variable interest entity to Stolt Tankers Leasing BV, a subsidiary of the Company, for a maximum term of four and a half years. As of November 30, 2002, the remaining payments under the lease agreement were $89.3 million, and are reflected as operating lease commitments in Note 15. Under the requirements of FIN 46, the Company believes that this entity would be classified as a variable interest entity and, as such, the Company will be required to consolidate the entity in the Company's financial statements as of the beginning of the fourth quarter of fiscal 2003.

17. Commitments And Contingencies

As of November 30, 2002, the Company had total capital expenditure purchase commitments outstanding of approximately $36.1 million for 2003 and future years.

Additionally, the Company has directly and indirectly guaranteed approximately $14 million of obligations of related and third parties.

SOSA has issued performance bonds amounting to $349.5 million at November 30, 2002. In the normal course of business, SOSA provides project guarantees to guarantee the project performance of subsidiaries and joint ventures to third parties.

The Company's operations involve the use, storage and disposal of chemicals and other hazardous materials and wastes. The Company is subject to applicable federal, state, local and foreign health, safety and environmental laws relating to the protection of the environment, including those governing discharges of pollutants to air and water, the generation, management and disposal of hazardous materials and wastes and the cleanup of contaminated sites. In addition, some environmental laws, such as the U.S. Superfund law, similar state statues and common laws, can impose liability for the entire cleanup of contaminated sites or for third-party claims for property damage and personal injury, regardless of whether the current owner or operator owned or operated the site at the time of the release of contaminants or the legality of the original disposal activities.

In November 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL. Under the terms of the sale agreement the Company has retained responsibility for certain environmental contingencies, should they arise during the covered period which generally ends two years after the closing date, in connection with these two sites. As of November 30, 2002, the Company has not been notified of any such contingencies having been incurred and neither does it anticipate any such contingencies being incurred in the future. The Chicago, IL terminal property has been leased under a long term agreement with the Illinois International Port District. In addition, as part of the Chicago, IL sale, the Company assigned its rights to the terminal property to a third party.

18. Legal Proceedings

SOSA

Coflexip S.A. ("CSO") commenced legal proceedings through the U.K. High Court against three subsidiaries of SOSA claiming infringement of a certain patent held by CSO relating to flexible flowline laying technology in the U.K. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. SOSA appealed and the Appeal Court maintained in July 2000 the validity of the patent and potentially broadened its application compared to the High Court decision. SOSA applied for leave to appeal the Appeal Court decision to the House of Lords, which was denied.

During 2001 after the Appeal Court decision became final, CSO submitted an amended claim to damages claiming lost profit on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The total claim for lost profits was for approximately $89 million, up from approximately $14 million claimed after the High Court decision confirming the patent's validity, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the *Seaway Falcon* was brought into U.K. waters. The increase came because several more projects potentially became relevant. The amount of the claim has not yet been considered by the Court and has thus so far not been upheld. SOSA estimates that the total claim as submitted is in the order of $130 million at November 30, 2002, increasing at 8% simple interest per annum.

In the alternative, CSO claims a reasonable royalty for each act of infringement, interest and legal costs. CSO has not quantified this claim, but it will be considerably less than the claim to lost profits.

In July and October 2002 the High Court has held that CSO's case for lost profit has to be repleaded. CSO has appealed this decision. On March 13, 2003, the Court of Appeal held that CSO's case for lost profit has to be repleaded. The repleading is being considered by SOSA and will require to be reconsidered by the Court before it is accepted.

SOSA, in consultation with its advisers, has assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $130 million and has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, "Accounting for Contingencies," as interpreted by FASB Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss", SOSA has provided $1.5 million in the financial statements, being the lower amount of the range. SOSA's provision of $1.5 million is based on a royalty calculation. The amount of damages is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

SNTG

In 2002, the Company became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in the Company's parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, the Company determined to voluntarily report certain conduct to the Antitrust Division of the U.S. Department of Justice (the "DOJ") and the Competition Directorate of the European Commission (the "EC"). On February 25, 2003, the Company announced that it had been conditionally accepted into the DOJ's Corporate Leniency Program in connection with possible collusion in the parcel tanker industry. Pursuant to such program, the Company and its directors and employees will receive amnesty from criminal antitrust prosecution and fines in the United States for anti-competitive conduct in the parcel tanker business, provided the stated conditions, including continued cooperation, are met. The Company also announced that the EC had admitted the Company into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords the Company immunity from EC fines with respect to anti-competitive behavior, subject to the Company fulfilling the conditions of the program, including continued cooperation. The Company is cooperating fully with the DOJ and the EC with respect to such programs. In light of the Company's admission into the government antitrust programs, no provision for any fines related to the DOJ or EC investigations has been made in the Company's consolidated financial statements.

The U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") has initiated an investigation of certain payments by the Company of incidental port expenses to entities in Iran and Sudan as possible violations of the International Economic Emergency Powers Act, 50 U.S.C. § 1701 ("IEEPA"), the Iranian Transactions Regulations, 31 C.F.R. Part 560, and the Sudanese Sanctions Regulations, 31 C.F.R. Part 538. The Company is cooperating fully with OFAC and has implemented Company policies and procedures to monitor compliance with these provisions. With respect to OFAC's Iran investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to the Company covering payments by the Company for incidental port expenses involving unlicensed shipments to, from or involving Iran. OFAC's investigation of Iran is currently pending and OFAC has not made any determination of whether a violation has occurred as a result of SNTG's payments of incidental port expenses to entities in Iran. With respect to OFAC's Sudan investigation, on March 20, 2003 SNTG settled the matter with OFAC for a payment of US $95 thousand and without any determination by OFAC that SNTG's payments of incidental port expenses to entities in the Sudan violated U.S. sanctions regulations. The Company will seek to negotiate a settlement of the issues related to OFAC's Iran investigation, although the Company cannot give any assurance that it will be able to negotiate a settlement.

In June 2002 a former general counsel of SNTG, Paul E. O'Brien, filed an action in Superior Court in Connecticut alleging that he had been constructively discharged. Mr. O'Brien had resigned in March 2002 and his complaint seeks, among other things, compensatory damages for lost future income as well as punitive damages (although the amount of such compensatory damages and punitive damages is not specified). The

Company has formally moved to strike each count of the complaint. The Company intends to vigorously defend itself against this lawsuit and has not made any provision for any liability related to the action in the consolidated financial statements.

In March 2003 a former customer of SNTG, JLM Industries, Inc. ("JLM"), filed a putative civil class action against the Company and several other parcel tanker companies in the U.S. District Court for the District of Connecticut. The suit alleges violations of the Sherman Antitrust Act and state antitrust and unfair trade practices acts. The Company has formally moved to seek dismissal of the action based on its agreement with JLM to arbitrate disputes. It is also possible that additional claimants might seek to bring similar claims. At this time, the Company cannot evaluate its potential financial exposure, if any, in connection with any such actions. The Company intends to vigorously defend itself against the JLM action and has not made any provision for any liability related to the JLM action or such unasserted possible claims in the consolidated financial statements.

In March 2003 an individual claiming to have purchased Stolt-Nielsen S.A. American Depositary Receipts, Joel Menkes, filed a putative civil securities class action in the U.S. District Court for the District of Connecticut against the Company and certain officers. The complaint claims that the Company's failure to disclose such alleged collusive behavior, coupled with allegedly "false and misleading" statements, caused plaintiff to pay inflated prices for the Company's securities. The Company intends to vigorously defend itself against this lawsuit and has not made any provision for any liability related to the action in the consolidated financial statements.

The ultimate outcome of governmental and third party legal proceedings are inherently difficult to predict. It is reasonably possible that actual expenses and liabilities could be incurred in connection with both asserted and unasserted claims in a range of amounts that cannot reasonably be estimated. It is possible that such expenses and liabilities could have a material adverse affect on the Company's financial condition, cash flows or results of operations in a particular reporting period.

The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of the matters covered by such legal proceedings will have a material adverse effect on the Company's business or financial condition.

The Company's operations are affected by U.S. and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedures.

19. Minority Interest

The minority interest in the consolidated balance sheets and statements of income of the Company primarily reflects the minority interest in SOSA. The Company's economic ownership in SOSA increased from 53% to 63% in the year ended November 30, 2002, and was 53% in the years ended November 30, 2001 and 2000. Minority interest in SOSA amounted to $191.7 million and $309.9 million as of November 30, 2002 and 2001, respectively.

20. Pension And Benefit Plans

Certain of the U.S. and non-U.S. subsidiaries of the Company have non-contributory pension plans covering substantially all of their shore-based employees. The most significant plans are defined benefit plans. Benefits are based on each participant's length of service and compensation.

SNTG provides pension benefits to ship officers employed by SNTG. Group single premium retirement contracts were purchased whereby all accrued pension liability through June 30, 1986 was fully funded. It is SNTG's intention to fund its liability under this plan and it is considering various investment alternatives to do this.

Net periodic benefit costs for the Company's defined benefit retirement plans (including a retirement arrangement for one of the Company's directors) and other post-retirement benefit plans for the years ended November 30, 2002, 2001, and 2000, consist of the following:

For the years ended November 30,

	2002	2001	2000	**2002**	2001	2000
(in thousands)	Pension Benefits			Other Post-retirement Benefits		
Components of Net Periodic Benefit Cost:						
Service cost	**$ 4,957**	$4,759	$ 6,500	**$223**	$249	$272
Interest cost	**8,675**	7,758	7,301	**626**	488	513
Expected return on plan assets	**(7,186)**	(5,593)	(5,824)	**–**	–	–
Amortization of unrecognized net transition liability	**563**	695	101	**127**	178	178
Amortization of prior service cost	**(209)**	452	300	**10**	14	14
Recognized net actuarial loss (gain)	**132**	237	65	**–**	(98)	(24)
Gain recognized due to curtailment	**10**	(156)	(160)	**–**	–	–
Net periodic benefit cost	**$ 6,942**	$8,152	$ 8,283	**$986**	$831	$953

U.S. based employees retiring from SNTG after attaining age 55 with at least ten years of service with SNTG are eligible to receive post-retirement health care coverage for themselves and their eligible dependents. These benefits are subject to deductibles, co-payment provisions, and other limitations. SNTG reserves the right to change or terminate the benefits at any time.

The following tables set forth the change in benefit obligations for the Company's defined benefit retirement plans and other post-retirement plans and the change in plan assets for the defined benefit retirement plans. There are no plan assets associated with the other post-retirement plans.

For the years ended November 30,

	2002	2001	2002	2001
(in thousands)	Pension Benefits		Other Post-retirement Benefits	
Change in Benefit Obligation:				
Benefit obligations at beginning of year	$122,219	$108,531	$ 7,110	$7,346
Service cost	4,957	4,759	223	249
Interest cost	8,675	7,758	626	488
Benefits paid	(5,015)	(3,218)	(605)	(178)
Plan participant contributions	66	189	–	–
Acquisitions/divestitures	(1,198)	–	(508)	–
Foreign exchange rate changes	4,164	(582)	–	–
Plan amendments	63	(243)	–	–
Curtailments and settlements	784	554	–	–
Actuarial (gains) and losses	2,590	4,471	4,408	(795)
Benefits obligation at end of year	$137,305	$122,219	$11,254	$7,110

For the years ended November 30,

	2002	2001
(in thousands)	Pension Benefits	
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$75,898	$68,780
Actual return on plan assets	(1,492)	(9,878)
Company contributions	11,287	19,524
Plan participant contributions	496	419
Foreign exchange rate changes	3,546	601
Curtailments and settlements	264	(421)
Benefits paid	(4,902)	(3,127)
Acquisitions/divestitures	182	–
Plan amendments	52	–
Fair value of plan assets at end of year	$85,331	$75,898

Amounts recognized in the Company's consolidated balance sheet consist of the following:

As of November 30,

	2002	2001	2002	2001
(in thousands)	Pension Benefits		Other Post-retirement Benefits	
Funded status of the plan	$(51,974)	$(46,321)	$(11,254)	$(7,110)
Unrecognized net actuarial loss (gain)	30,812	21,875	2,019	(1,839)
Unrecognized prior service cost	1,566	2,280	19	42
Unrecognized net transition liability	20	(35)	1,220	1,954
Measurement date to year-end	20	–	81	39
Net amount recognized	$(19,556)	$(22,201)	$(7,915)	$(6,914)
Prepaid benefit cost	$ 1,191	$ –	$ –	$ –
Accrued benefit liability	(39,657)	(33,513)	(7,915)	(6,914)
Intangible asset	5,476	4,246	–	–
Accumulated other comprehensive income	13,434	7,066	–	–
Net amount recognized	$(19,556)	$(22,201)	$ (7,915)	$(6,914)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of pension plans with accumulated benefit obligations in excess of plan assets were $118.2 million, $107.5 million, and $66.8 million, respectively, as of November 30, 2002 and $103.4 million, $86.8 million, and $58.6 million respectively, as of November 30, 2001.

As of November 30,

	2002	2001	2000	**2002**	2001	2000
(in thousands)		Pension Benefits			Other Post-retirement Benefits	
Weighted-Average Assumptions						
Discount rate	**6.50%**	7.06%	7.22%	**6.75%**	7.50%	7.75%
Expected long-term rate of return on assets	**7.54%**	8.89%	8.95%	**–%**	–%	–%
Rate of increase in compensation levels	**3.85%**	4.08%	4.18%	**4.50%**	5.00%	5.00%

Health care cost trends assume an 11.0% annual rate of increase in the per capita cost of covered health care benefits for 2003, grading down gradually each year, reaching an ultimate rate of 5.0% in 2015 and remaining at that level thereafter. The effect of a 1% change in these assumed cost trends on the accumulated post-retirement benefit obligation at the end of 2002 would be an approximate $1.0 million increase or an approximate $0.9 million decrease and the effect on the aggregate of the service cost and interest cost of the net periodic benefit cost for 2002 would be an approximate $0.1 million increase or an approximate $0.1 million decrease.

21. Capital Stock, Founder's Shares And Dividends Declared

The Company's authorized share capital consists of 120,000,000 Common shares, no par value, and 30,000,000 Founder's shares, no par value. Under the Luxembourg Company Law, Founder's shares are not considered as representing capital of the Company.

In addition to the authorized Common shares and Founder's shares of the Company set forth above, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of the issuance of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation. All such Class B shares convert to Common shares immediately upon issuance. Such authorized Class B shares and all of the rights relating thereto shall expire, without further action, on December 31, 2009.

Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder's shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

Under the Articles of Incorporation, holders of Common shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder's shares and Common shares equally; and (ii) thereafter, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common and Founder's shares in the event of a liquidation.

Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid and thereafter all remaining assets of the Company are paid to the holders of Common shares and Founder's shares in the following order of priority: (i) Common shares ratably to the extent of the stated value thereof (i.e. $1.00 per share); (ii) Common shares and Founder's shares participate equally up to $0.05 per share; and (iii) thereafter, Common shares are entitled to all remaining assets.

The Company's share reclassification was approved at an extraordinary general meeting of shareholders on March 6, 2001 and became effective on March 7, 2001. The objective of the reclassification was to create a simplified and more transparent share capital structure that gives all shareholders a vote on all matters, and results in only one class of publicly traded shares. The reclassification converted the Company's outstanding non-voting Class B shares to Common shares on a one-for-one basis. The existing class of Founder's shares remain outstanding and continue to constitute 20% of the issued voting shares (Common and Founder's shares) of the Company. The holders of the Founder's shares agreed to relinquish certain special voting rights formerly enjoyed by the Founder's shares including, for example, a separate class vote for merger transactions. The Founder's shares have only nominal economic rights and are not considered part of the share capital of the Company.

The Common shares are listed in Norway on the Oslo Stock Exchange and trade as ADRs in the United States on NASDAQ.

After shareholders' approval of the reclassification, SNSA had 54.9 million outstanding Common shares (which exclude 7.7 million Treasury Common shares). SNSA also had 13.7 million outstanding Founder's shares (which exclude 1.9 million Treasury Founder's shares). The share reclassification did not change the underlying economic interests of existing shareholders. The accompanying financial statements and all information in the notes thereto have been restated to give retroactive impact to the share reclassification.

As of November 30, 2002, 13,737,346 Founder's shares had been issued to Mr. Jacob Stolt-Nielsen. Additional Founder's shares are issuable to holders of outstanding Founder's shares without consideration, in quantities sufficient to maintain a ratio of Common shares to Founder's shares of 4 to 1. Pursuant to Luxembourg law, Founder's shares are not considered to represent capital of SNSA. Accordingly, no stated values for these shares are included in the accompanying consolidated balance sheets.

On November 14, 2002, the Board of Directors approved an interim dividend of $0.125 per Common share and $0.005 per Founder's share which was paid on December 18, 2002 to all shareholders of record as of December 4, 2002.

The Company anticipates, subject to approval at the Annual General Meeting, that a final dividend for 2002 of $0.125 per share will be paid in May 2003.

Dividends are recognized in the accompanying financial statements upon final approval from the Company's shareholders or, in the case of interim dividends, as paid. The interim dividend declared on November 14, 2002 will be recognized in fiscal 2003.

Luxembourg law requires that 5% of the Company's unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Company, as represented by Common Shares, after which no further allocations are required until further issuance of shares.

The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

22. STOCK OPTION PLAN

The Company has a 1987 Stock Option Plan (the "1987 Plan") covering 2,660,000 Common shares and a 1997 Stock Option Plan (the "1997 Plan") covering 5,180,000 Common shares. No further grants will be issued under the 1987 Plan. Options granted under the 1987 Plan, and those which have been or may be granted under the 1997 Plan are exercisable for periods of up to ten years. The 1987 Plan and the 1997 Plan are administered by a Compensation Committee appointed by the Company's Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

On March 6, 2001, at an extraordinary general meeting of shareholders, the Company's share reclassification was approved, effective as of the beginning of the trading day, March 7, 2001. Under the reclassification, the outstanding non-voting Class B shares were reclassified as Common shares on a one-for-one basis. All Class B shares issued in connection with the exercise of options will immediately convert to Common shares upon issuance.

Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The Company accounts for the Plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for all stock option grants between 1998 and 2002, including the Plans of the Company and the stock options of SOSA, been determined consistent with SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would be reduced to the following pro forma amounts:

For the years ended November 30,

(in thousands, except for per share data)	2002	2001	2000
Net Income (Loss)			
As Reported	$(102,805)	$23,692	$(12,395)
Pro Forma	(107,658)	19,332	(16,653)
Basic Earnings (Loss) per share:			
As Reported	$ (1.87)	$ 0.43	$ (0.23)
Pro Forma	(1.96)	0.35	(0.30)
Diluted Earnings (Loss) per share:			
As Reported	$ (1.87)	$ 0.43	$ (0.23)
Pro Forma	(1.96)	0.35	(0.30)

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to fiscal year 1996, and additional awards in future years are anticipated. The following table reflects activity under the Plans for the years ended November 30, 2002, 2001 and 2000:

For the years ended November 30,

Common Share options	Shares	2002 Weighted average exercise price	Shares	2001 Weighted average exercise price	Shares	2000 Weighted average exercise price
Outstanding at beginning of year	1,128,438	$16.72	1,189,663	$16.63	1,393,825	$16.15
Granted	605,400	13.10	–	–	–	–
Exercised	(6,475)	9.29	(41,425)	13.32	(172,512)	12.57
Canceled	(35,525)	16.19	(19,800)	18.88	(31,650)	17.60
Outstanding at end of year	1,691,838	$15.46	1,128,438	$16.72	1,189,663	$16.63
Exercisable at end of year	1,102,488	$16.72	1,034,288	$16.41	952,518	$15.90
Weighted average fair value of options granted		$ 5.76		$ –		$ –

Class B options	Shares	2002 Weighted average exercise price	Shares	2001 Weighted average exercise price	Shares	2000 Weighted average exercise price
Outstanding at beginning of year	1,798,093	$13.89	1,311,481	$13.48	992,507	$12.87
Granted	–	–	533,600	14.78	451,100	14.65
Exercised	(25,163)	11.25	(32,988)	11.73	(104,226)	12.27
Canceled	(41,688)	14.68	(14,000)	14.04	(27,900)	13.04
Outstanding at end of year	1,731,242	$13.91	1,798,093	$13.89	1,311,481	$13.48
Exercisable at end of year	1,039,242	$13.80	736,393	$13.97	523,686	$14.24
Weighted average fair value of options granted		$ –		$ 6.40		$ 6.05

The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002		2001		2000	
	Common	**Class B**	Common	Class B	Common	Class B
Risk-free interest rates	**5.4%**	**–**	–	5.0%	–	6.2%
Expected lives (years)	**6.5**	**–**	–	6.5	–	6.5
Expected volatility	**43.0%**	**–**	–	41.8%	–	39.2%
Expected dividend yields	**1.6%**	**–**	–	1.4%	–	1.9%

The following table summarizes information about stock options outstanding as of November 30, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Common Shares option:					
$20.125–22.500	364,050	5.06	$20.14	364,050	$20.14
$16.875–19.083	388,613	3.43	18.28	388,613	18.28
$ 8.500–13.167	939,175	6.16	12.48	349,825	11.44
	1,691,838	5.29	$15.46	1,102,488	$16.72
Class B options:					
$17.125–22.500	275,701	3.71	$18.03	269,901	$18.02
$10.500–16.917	1,072,404	6.76	14.33	481,229	13.86
$ 8.500– 9.875	383,137	5.61	9.77	288,112	9.74
	1,731,242	6.02	$13.91	1,039,242	$13.80

23. RESTRICTIONS ON PAYMENT OF DIVIDENDS

On an annual basis, Luxembourg law requires an appropriation of an amount equal to at least 5% of SNSA's unconsolidated net profits, if any, to a "legal reserve" within shareholders' equity, until such reserve equals 10% of the issued share capital of SNSA. This reserve is not available for dividend distribution. SNSA's Capital stock and Founder's shares have no par value. Accordingly, SNSA has assigned a stated value per Common share of $1.00. At November 30, 2002, this legal reserve amounted to approximately $6.3 million based on Common shares issued on that date. Advance dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters), by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by SNSA's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are declared by the shareholders once per year at the annual general meeting; both advance and final dividends can be paid out of any SNSA earnings, retained or current, as well as paid-in surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

24. FINANCIAL INSTRUMENTS

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, as of December 1, 2000, and has identified and designated all derivatives within the scope of SFAS No. 133. Changes in the fair value of the contracts within the scope of SFAS No. 133 on December 1, 2000 increased liabilities and assets by approximately $8.0 million and $2.9 million respectively, with an offsetting amount recorded in accumulated comprehensive income.

This Statement established accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

All of the Company's derivative activities are over the counter instruments entered into with major financial institutions for hedging the Company's committed exposures or firm commitments with major financial credit institutions. The Company holds foreign exchange forward contracts, and commodity and interest rate swaps, which subject the Company to a minimum level of risk. The Company does not consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

The following foreign exchange contracts, maturing through November 2004, were outstanding as of November 30, 2002:

(in local currency, thousands)	Purchase	Sale
Japanese yen	–	2,273,628
Euro	418,222	2,758
Norwegian kroner	358,423	–
Canadian dollars	60,800	–
Danish kroner	18,876	–
British pounds sterling	11,275	818
Swedish krona	10,683	–
Singapore dollars	17,937	6,275
Hong Kong dollars	–	1,059
Australian dollars	1,000	–

The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $502.5 million, and to sell was $26.3 million, as of November 30, 2002.

The Company utilizes foreign currency derivatives to hedge committed and forecasted cash flow exposures. The majority of these contracts have been designated as cash flow hedges. In all cases, the terms of the commercial transaction and derivative are matched so that there is no assumed hedge ineffectiveness. Forecasted cash flow hedge gains and losses are not recognized in income until maturity of the contract. Gains and losses of hedges of committed commercial transactions are recorded as a foreign exchange gain or loss.

The Company utilizes foreign currency swap contracts to hedge foreign currency debt into U.S. dollars. The Company also entered into oil futures contracts to hedge a portion of its future bunker purchases. These derivatives have been designated as cash flow hedges in accordance with SFAS No. 133.

The Company estimates that during the next twelve months $419.2 million of net unrealized cash flow hedges from future commercial operating commitments will mature.

The following estimated fair value amounts of the Company's financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgement is required to develop these estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

As of November 30,

	2002		2001	
(in millions)	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets:				
Cash and cash equivalents	$ 22.9	$ 22.9	$ 24.9	$ 24.9
Financial Liabilities:				
Loans payable to banks and related currency swaps	332.0	332.0	284.1	284.1
Long-term debt and related currency and interest rate swaps	1,326.0	1,299.7	1,395.6	1,370.9
Financial Instruments:				
Foreign exchange forward contracts	28.1	28.1	(1.3)	(1.3)
Bunker hedge contracts	–	–	(0.6)	(0.6)

The carrying amount of cash and cash equivalents and loans payable to banks are a reasonable estimate of their fair value. The estimated value of the Company's long-term debt is based on interest rates as of November 30, 2002 and 2001, using debt instruments of similar risk. The fair values of the Company's foreign exchange and bunker contracts are based on their estimated market values as of November 30, 2002 and 2001.

25. Business and Geographic Segment Information

The Company has three reportable segments from which it derives its revenues: SNTG, SOSA, and SSF. The revenues of OLL and SSL are included in the "Corporate and Other" category, as more fully described below. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The SNTG business provides worldwide logistic solutions for the transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. Additional information is provided below that may contribute to a greater understanding of the SNTG business. SOSA provides engineering, flowline lay, construction, inspection, and maintenance services to the offshore oil and gas industry. SSF produces and markets seafood products. The "Corporate and Other" category includes corporate-related items, the minority interest in SOSA, and the results of OLL, SSL and all other operations not reportable under the other segments.

The basis of measurement and accounting policies of the reportable segments are the same as those described in Note 2. The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following table. Indirect costs and assets have been apportioned within SNTG on the basis of corresponding direct costs and assets. Interest and income taxes are not allocated.

Summarized financial information concerning each of the Company's reportable segments is as follows:

For the year ended November 30, 2002

(in millions)	Stolt-Nielsen Transportation Group				Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	Tankers	Tank Containers	Terminals	Total				
Net operating revenue	$ 692	$228	$ 58	$ 978	$1,437	$436	$ 2	$2,853
Depreciation and amortization including drydocking and write-off of goodwill	(84)	(9)	(10)	(103)	(218)	(25)	(9)	(355)
Equity in net (loss) income of non-consolidated joint ventures	4	–	5	9	5	–	–	14
Restructuring charges	(10)	–	–	(10)	–	–	–	(10)
Impairment of goodwill	–	(3)	–	(3)	(106)	(8)	(1)	(118)
Income (Loss) from operations	83	19	19	121	(124)	(28)	(18)	(49)
Interest expense	–	–	–	(58)	(19)	(19)	–	(96)
Interest income	–	–	–	1	1	1	–	3
Income tax expense	–	–	–	(9)	(8)	(1)	–	(18)
Net income (loss)	–	–	–	56	(152)	(45)	38	(103)
Capital expenditures	17	3	19	39	55	29	–	123
Investments in and advances to non-consolidated joint ventures	45	1	53	99	29	3	–	131
Goodwill and other intangible assets, net	–	1	–	1	11	65	9	86
Segment assets	1,436	118	274	1,828	1,459	495	5	3,787

For the year ended November 30, 2001

(in millions)	Stolt-Nielsen Transportation Group				Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	Tankers	Tank Containers	Terminals	Total				
Net operating revenue	$ 755	$ 214	$ 79	$ 1,048	$ 1,256	$ 374	$ –	$ 2,678
Depreciation and amortization including drydocking	(96)	(7)	(11)	(114)	(108)	(13)	(4)	(239)
Equity in net (loss) income of non-consolidated joint ventures	(2)	–	2	–	12	1	–	13
Impairment of other intangible assets	–	–	–	–	(8)	–	–	(8)
Income from operations	97	18	36	151	36	–	(24)	163
Interest expense	–	–	–	(77)	(29)	(13)	–	(119)
Interest income	–	–	–	2	2	1	–	5
Income tax expense	–	–	–	(6)	(21)	(1)	–	(28)
Net income (loss)	–	–	–	70	(14)	(14)	(18)	24
Capital expenditures	43	9	58	110	63	26	4	203
Investments in and advances to non-consolidated joint ventures	40	1	50	91	36	3	–	130
Goodwill and other intangible assets, net	–	1	–	1	122	70	29	222
Segment assets	1,574	151	264	1,989	1,560	414	9	3,972

For the year ended November 30, 2000

(in millions)	Stolt-Nielsen Transportation Group				Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	Tankers	Tank Containers	Terminals	Total				
Net operating revenue	$ 692	$ 224	$ 59	$ 975	$ 983	$ 326	$ –	$ 2,284
Depreciation and amortization including drydocking	(94)	(9)	(10)	(113)	(86)	(10)	–	(209)
Equity in net (loss) income of non-consolidated joint ventures	(13)	–	3	(10)	6	1	–	(3)
Restructuring charges	–	–	–	–	(3)	–	–	(3)
Income (loss) from operations	40	20	19	79	(5)	34	(14)	94
Interest expense	–	–	–	(72)	(32)	(8)	–	(112)
Interest income	–	–	–	3	2	1	–	6
Income tax (expense) benefit	–	–	–	(12)	4	(7)	–	(15)
Net income (loss)	–	–	–	1	(34)	18	3	(12)
Capital expenditures	150	27	29	206	62	12	6	286
Investments in and advances to non-consolidated joint ventures	32	2	46	80	37	4	–	121
Goodwill and other intangible assets, net	–	1	2	3	127	17	28	175
Segment assets	1,612	157	262	2,031	1,403	284	9	3,727

The following table sets out net operating revenue by country for the Company's reportable segments. SNTG net operating revenue is allocated on the basis of the country in which the cargo is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total net operating revenue are disclosed separately. SSF net operating revenue is primarily allocated on the basis of the country in which the sale is generated. SOSA net operating revenue is primarily allocated based on the geographic distribution of its activities. SEAME represents Southern Europe, Africa and the Middle East.

For the years ended November 30,

(in millions)	2002	2001	2000
Net Operating Revenue:			
Stolt-Nielsen Transportation Group—			
Tankers:			
United States	$ 248	$ 245	$278
South America	70	74	58
Netherlands	39	48	47
Other Europe	116	135	105
Malaysia	68	68	54
Other Asia	109	148	118
Other	97	100	85
Less commissions, sublet costs, transshipment and barging expenses	(55)	(63)	(53)
	$ 692	$ 755	$692
Stolt-Nielsen Transportation Group—			
Tank Containers:			
United States	$ 72	$ 68	$ 80
South America	9	9	9
France	22	22	23
Other Europe	63	54	55
Japan	14	12	16
Other Asia	39	38	39
Other	9	11	2
	$ 228	$ 214	$224
Stolt-Nielsen Transportation Group—			
Terminals:			
United States	$ 49	$ 71	$ 52
Brazil	9	8	7
	$ 58	$ 79	$ 59
Stolt Offshore:			
Asia Pacific	$ 26	$ 39	$ 40
North America	190	277	122
Norway	106	111	199
SEAME	703	520	445
South America	52	50	53
United Kingdom	230	215	124
Corporate	130	44	–
	$1,437	$1,256	$983

For the years ended November 30,

(in millions)	2002	2001	2000
Stolt Sea Farm:			
United States	$ 97	$ 99	$123
Canada	12	18	17
Chile	8	7	1
United Kingdom	17	19	21
Norway	14	19	8
Spain	15	14	11
Japan	184	138	70
Others, net	89	60	75
	$436	$374	$326

During the year ended November 30, 2002, one customer of SOSA accounted for more than 10% of the Company's revenue. The revenue from SOSA's largest customer was $285.8 million and was attributable to the Norway, SEAME, U.K. and North America regions (2001: $269.2 million attributable to the SEAME region).

The following table sets out long-lived assets by country for the Company's reportable segments. For SNTG, long-lived assets by country are only reportable for the Terminals operations. SNTG's Tanker and Tank Container operations operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for tankers amounted to $1,249 million and $1,426 million, and for tank containers amounted to $56 million and $90 million, at November 30, 2002 and 2001, respectively. A large proportion of SOSA long-term assets are mobile assets that are utilized globally, and therefore cannot be directly attributed to any one geographical region. These long-term assets are represented as Corporate in the SOSA table below.

As of November 30,

(in millions)	2002	2001
Long-Lived Assets:		
Stolt-Nielsen Transportation Group—		
Terminals:		
United States	$158	$154
Brazil	37	33
Singapore/China	34	34
Korea	17	16
Others	4	3
	$250	$240
Stolt Offshore:		
United Kingdom	$ 16	$ 13
Norway	12	13
Asia Pacific	11	14
SEAME	88	65
South America	70	62
North America	53	70
Corporate	600	614
	$850	$851

As of November 30,

(in millions)	2002	2001
Stolt Sea Farm:		
United States	$ 10	$ 11
Canada	26	24
Chile	20	22
United Kingdom	7	6
Norway	28	18
Spain	10	8
Others	6	5
	$107	$ 94

Long-lived assets include fixed assets, investments in non-consolidated joint ventures and certain other non-current assets, mainly the unamortized portion of capitalized drydock costs. Long-lived assets exclude long-term restricted cash deposits, long-term deferred tax assets, long-term pension assets, goodwill, and intangibles.

26. SUBSEQUENT EVENT

In March 2003, the Company announced that Elemica has signed a definitive agreement to acquire substantially all of the assets of OLL. Under the terms of the agreement, Elemica will acquire the full technology platform and the ongoing business operations of OLL. Closing is subject to standard conditions and the transaction is expected to be closed in April 2003.

COMMON SHARES TRADING HISTORY (UNAUDITED)

For the year ended November 30,

	NASDAQ (U.S. dollars)				OSE (Norwegian kroner)			
2002	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
High	15.74	16.97	16.98	12.10	142.00	152.00	130.00	92.00
Low	12.28	14.26	11.44	6.21	112.00	126.00	84.50	47.00

	NASDAQ (U.S. dollars)				OSE (Norwegian kroner)			
2001	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
High	18.00	20.27	20.45	14.55	166.50	185.50	189.00	130.00
Low	15.75	14.94	14.45	10.50	130.00	136.00	128.00	93.00

Shareholder Information

Stock Listing
Common Shares — On Oslo Stock Exchange under symbol SNI and on NASDAQ as an American Depositary Receipt ("ADR") under symbol SNSA

Shares Outstanding (as of November 30, 2002)
Common Shares — 54,949,387

Country of Incorporation — Luxembourg

Shareholder Information Meetings
April 7, 2003 at 10:30 AM
Citibank
155 East 53rd Street, 14th Floor
New York, NY 10043 U.S.A.

April 10, 2003 at 9:30 AM
Den norske Bank ASA
Auditorium
Stranden 21
N-0250 Oslo 2 Norway

Annual General Meeting
May 8, 2003 at 2:00 PM
Services Generaux de Gestion S.A.
23, avenue Monterey
L-2086 Luxembourg

Internet Address
www.stolt-nielsen.com

Financial Information
Copies of press releases, quarterly earnings releases, annual report, and SEC Form 20-F are available on the internet at www.stolt-nielsen.com or by contacting:

Valerie Lyon
Stolt-Nielsen Ltd.
Aldwych House
71-91 Aldwych
London WC2B 4HN U.K.
Telephone: 44 20 7611 8904
Fax: 44 20 7611 8965
E-Mail: vlyon@stolt.com

Investor Relations and Press Inquiries
Shareholders, securities analysts, portfolio managers, representatives of financial institutions, and the press may contact:

Richard M. Lemanski
Stolt-Nielsen Inc.
8 Sound Shore Drive
Greenwich, CT 06836 U.S.A.
Telephone: 1 203 625 3650
Fax: 1 203 625 3525
E-Mail: rlemanski@stolt.com

Transfer Agent and Registrar
Common Shares — VPS
Den norske Bank ASA
Stranden 21
N-0250 Oslo 2 Norway
Telephone: 47 22 94 94 93
Fax: 47 22 48 11 71
E-Mail: grethe.nes@dnb.no

Depository Bank
Common Shares — ADRs
Citibank N.A.
ADR Department
111 Wall Street, 20th Floor
New York, NY 10043 U.S.A.
Telephone: 1 877 248 4237
www.citibank.com/adr

Auditors
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281 U.S.A.

Dividends
Cash dividends are normally paid twice a year in U.S. dollars. On December 18, 2002, the Company paid an interim cash dividend for the 2002 fiscal year of $0.125 per Common share to shareholders of record as of December 4, 2002. The Company expects to pay on May 28, 2003 a final cash dividend for the 2002 fiscal year of $0.125 per Common share to shareholders of record as of May 14, 2003.

Stolt-Nielsen S.A.

c/o Stolt-Nielsen Ltd.
Aldwych House
71-91 Aldwych
London WC2B 4HN U.K.
Tel: 44 20 7611 8960
Fax: 44 20 7611 8965

www.stolt-nielsen.com

Stolt-Nielsen Transportation Group Ltd.

c/o Stolt-Nielsen Transportation Group B.V.
Karel Doormanweg 25, Havenno. 565
3115 JD Schiedam, The Netherlands
Tel: 31 10 299 6666
Fax: 31 10 299 6665

www.sntg.com

Stolt Offshore S.A.

c/o Stolt Offshore M.S. Ltd.
Dolphin House
Windmill Road, Sunbury-on-Thames
Middlesex TW16 7HT U.K.
Tel: 44 19 3277 3700
Fax: 44 19 3277 3701

www.stoltoffshore.com

Stolt Sea Farm Holdings Plc

c/o Stolt Sea Farm A.S.
Grev Wedels Plass 5
P.O. Box 370 Sentrum
0102 Oslo, Norway
Tel: 47 22 40 14 00
Fax: 47 22 40 14 14

www.stoltseafarm.com

Optimum Logistics Ltd.

c/o Optimum Logistics Inc.
300 First Stamford Place, Suite 4501
Stamford, CT 06902 U.S.A.
Tel: 1 203 323 9204
Fax: 1 203 323 9308

www.optimumlogistics.com

SeaSupplier Ltd.

c/o SeaSupplier Ltd.
3rd Floor Jessica House
Red Lion Square
191 Wandsworth High St.
London SW 18 4LS U.K.
Tel: 44 20 8874 7264
Fax: 44 20 8874 7277

www.seasupplier.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2003

STOLT-NIELSEN S.A.



By______________________________
Alan B. Winsor, Attorney-in-Fact